UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.

(Name of Subject Company)

TradeStation Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P 10 5

(CUSIP Number of Class of Securities)

Marc J. Stone

General Counsel, Vice President of

Corporate Development and Secretary

TradeStation Group, Inc.

8050 SW 10th Street, Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq.

Bilzin Sumberg Baena Price & Axelrod LLP

1450 Brickell Avenue, 23rd Floor

Miami, Florida 33131

(305) 374-7593

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, together with any exhibits and annexes attached hereto and any exhibits and annexes attached to any such amendments or supplements, this “Schedule 14D-9”) relates is TradeStation Group, Inc., a Florida corporation (“TradeStation,” “we,” “us” or the “Company”). TradeStation’s principal executive offices are located at 8050 SW 10th Street, Suite 4000, Plantation, Florida 33324. TradeStation’s telephone number at this address is (954) 652-7000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of TradeStation (the “Company Common Stock”). As of April 20, 2011, there were 40,138,397 shares of Company Common Stock issued and outstanding, including 975,333 shares of Company Common Stock that have been issued under, and are still subject to, TradeStation’s incentive equity plans to TradeStation’s officers, directors and employees as restricted stock awards, which are generally subject to forfeiture prior to vesting upon termination of service to TradeStation (“Restricted Stock Awards”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of TradeStation, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

Offer.

This Schedule 14D-9 relates to the offer by Felix 2011 Acquisition Sub, Inc., a Florida corporation (“Purchaser”), and a wholly-owned direct subsidiary of Monex Group, Inc., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Monex”), as disclosed in the Tender Offer Statement on Schedule TO, dated May 10, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $9.75 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). Copies of the initial Offer to Purchase and the initial Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011, by and among Purchaser, Monex and TradeStation (the “Merger Agreement”). The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into TradeStation (the “Merger”) in accordance with the Florida Business Corporation Act (the “FBCA”). Following the effective time of the Merger (the “Effective Time”), TradeStation will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned direct subsidiary of Monex. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by TradeStation as treasury stock, held by a wholly-owned subsidiary of TradeStation or held by Monex or Purchaser (other than shares of Company Common Stock in trust accounts, managed accounts and the like, or otherwise held in fiduciary or agency capacity for the benefit of customers or clients or shares held in satisfaction of a debt previously contracted), including as a result of an exercise by Purchaser of the Top-Up

Option described elsewhere in this Schedule 14D-9, and shares of Company Common Stock held by shareholders who have demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 607.1302 of the FBCA) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about TradeStation, Monex or Purchaser.

Tender Offer.

The Merger Agreement provides for the commencement of the Offer (provided the Merger Agreement has not been terminated) as promptly as practicable after the date of the Merger Agreement, which was April 20, 2011, but no later than 20 days after the date of the Merger Agreement (which is May 10, 2011). The obligations of Purchaser to accept for payment and pay for shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer are subject to certain conditions (the “Offer Conditions”) that are described in “Item 2. Identity and Background of Filing Person—Offer—Conditions to Offer.” Purchaser, or Monex on behalf of Purchaser, expressly reserves the right to waive, in its sole discretion, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, unless otherwise provided by the Merger Agreement or previously approved by TradeStation in writing, Purchaser, and Monex on behalf of Purchaser, may not, subject to applicable law, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition (as described below), (iv) add to the conditions to the Offer in addition to the Offer Conditions or modify or change any Offer Condition in a manner adverse in any respect to TradeStation’s shareholders, (v) extend or otherwise change the expiration date of the Offer other than as required or permitted by the Merger Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to the shareholders of TradeStation. Under the Merger Agreement, “Minimum Tender Condition” is a requirement that (i) there be validly tendered in the Offer, and not validly withdrawn prior to any then scheduled expiration date of the Offer, that number of shares of Company Common Stock which, together with the shares beneficially owned by Monex or Purchaser (other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients) (if any), represents at least a majority of the Company Common Stock then outstanding determined on a fully diluted basis (meaning, for this purpose, assuming the conversion, exchange or exercise of all then-outstanding warrants, options, securities, rights or other instruments convertible or exchangeable into, or exercisable for, shares of Company Common Stock, whether or not then convertible, exchangeable or exercisable, and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, other than any shares of Company Common Stock issuable upon the exercise of the Top-Up Option (as described below)).

The Merger Agreement provides that, unless the Merger Agreement has been terminated in accordance with its terms:

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if, at the then-scheduled expiration date of the Offer, any of the Offer Conditions has not been satisfied or, in the sole discretion of Purchaser (or Monex on its behalf), waived, Purchaser may, in its sole discretion, extend the Offer on one or more occasions for any period up to and including December 19, 2011;

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Purchaser will extend the Offer for any period required by applicable law, any interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NASDAQ rules applicable to the Offer;

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if, at the then-scheduled expiration date of the Offer, any of the Offer Conditions (other than the Minimum Tender Condition) have not been satisfied or, in the sole discretion of Purchaser (or Monex on its behalf), waived, then Purchaser (or Monex on Purchaser’s behalf), at the request of TradeStation, will extend the Offer, with the length of each such period to be determined by Purchaser (or Monex on its behalf) in its sole discretion; and

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in the event that the Minimum Tender Condition has not been satisfied as of any then-scheduled expiration date of the Offer and all of the other Offer Conditions have been satisfied (or waived by Purchaser and Monex) as of such date, then, at the request of TradeStation, Purchaser (or Monex on its behalf) will extend the Offer for one extension period of up to 20 business days, the length of such period to be determined by TradeStation in its sole discretion.

In no event, however, is Purchaser required to extend the Offer (i) beyond December 19, 2011, or (ii) at any time that Monex or Purchaser is permitted to terminate the Merger Agreement. Subject to the terms and conditions of the Offer, Purchaser is required, and Monex is required to cause Purchaser, to accept for payment, and pay for, (a) all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer, promptly after the expiration date of the Offer, and (b) each share of Company Common Stock validly tendered in any “subsequent offering period” (as described below) promptly after such share is so tendered.

Subsequent Offering Period.

The Merger Agreement provides that, following the expiration of the Offer, Purchaser (or Monex on its behalf) may, in its sole discretion, provide a “subsequent offering period” or one or more extensions thereof in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Conditions to Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be required to accept, and Monex will not be required to cause Purchaser to accept, for payment or, subject to any applicable rules and regulations of the SEC, including, Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of Company Common Stock unless as of any then-scheduled expiration time of the Offer each of the following conditions has been satisfied:

(a) The Minimum Tender Condition shall have been satisfied.

(b)    (i) any waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated;

(ii) if, following any discussions by Monex with the Committee on Foreign Investment in the United States (“CFIUS”) staff with respect to the transactions contemplated by the Merger Agreement, CFIUS staff has requested review of the transaction, then such review pursuant to Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, of the transactions contemplated by the Merger Agreement shall have concluded, with no action having been taken by the President of the United States to block or prevent the consummation of the transactions contemplated by the Merger Agreement;

(iii) the approvals and consents of the Financial Industry Regulatory Authority (“FINRA”) and U.K. Financial Services Authority (“FSA”) with respect to the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and any other statutory waiting periods in respect thereof shall have expired or been terminated; and

(iv) all other approvals and consents of any clearing agency, securities or commodities exchange, securities association or other self-regulatory organization (each, a “SRO”) or governmental authority in, of or with jurisdiction in, the United States or the United Kingdom required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and any other statutory waiting periods in respect thereof shall have expired or been terminated, other than those approvals, consents and waiting periods the failure of which to be obtained, expired or terminated would not be material to the business or operations of TradeStation (or the Surviving Corporation) and its subsidiaries, or Monex and its subsidiaries.

(c) No SRO or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law making illegal, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially in accordance with the terms of the Merger Agreement.

(d) There shall not be instituted or pending any actions, suits or proceedings by any SRO or governmental authority that seek to make illegal, enjoin or otherwise prohibit the consummation of the Offer or the Merger.

(e)    (i) The representations and warranties of TradeStation that, since December 31, 2010, there has not been any event, circumstance, change or effect that has had or reasonably could be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on TradeStation, shall be true and correct in all respects when made and at the then-scheduled expiration time of the Offer as if made at and as of such time, (ii) the representations and warranties of TradeStation with respect to TradeStation’s capitalization shall be true and correct in all material respects when made and at the then-scheduled expiration time of the Offer as if made at and as of such time, except any such representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), and (iii) all other representations and warranties of TradeStation contained in the Merger Agreement shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect) when made and at the then-scheduled expiration time of the Offer as if made at and as of such time, except any such representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time); provided that the condition described in this clause (e)(iii) shall be deemed to have been satisfied and met unless the impact of the failure of such representations and warranties of TradeStation contained in the Merger Agreement to be true and correct, individually or in the aggregate, has had or would likely have a Material Adverse Effect on TradeStation.

(f) TradeStation shall have performed or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the then-scheduled expiration time of the Offer.

(g) TradeStation shall have furnished Monex with a certificate signed on TradeStation’s behalf by each of its Chief Executive Officer and Chief Financial Officer attesting, as of immediately prior to the then-scheduled expiration time of the Offer, that the conditions set forth in clauses (e) and (f) above shall have been satisfied immediately prior to the then-scheduled expiration time of the Offer.

(h) Neither the board of directors of TradeStation (the “TradeStation Board”) nor any committee thereof shall have made a Change of Recommendation (as defined below).

(i) The Merger Agreement shall not have been terminated in accordance with its terms.

Pursuant to the Merger Agreement, the foregoing conditions may be waived by Monex or Purchaser in whole or in part at any time and from time to time in the sole discretion of Monex or Purchaser.

Top-Up Option.

As part of the Merger Agreement, TradeStation has granted Purchaser the option to purchase from TradeStation up to a number of newly-issued shares of Company Common Stock, at a per share purchase price equal to the Offer Price that, when added to the number of shares of Company Common Stock owned by

Purchaser, Monex and its wholly-owned subsidiaries immediately (other than treasury shares or shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients) prior to the exercise of such option, constitutes one share more than 80% of the outstanding shares of Company Common Stock, on a fully diluted basis, but not less than one share more than 80% of the outstanding shares of Company Common Stock, on a non-fully diluted basis (but after giving effect to the exercise of such option) (the “Top-Up Option”). The Top-Up Option may be exercised by Purchaser in whole or in part, but will not be exercisable (i) to the extent the number of shares issuable upon exercise of the Top-Up Option would exceed the number of shares of Company Common Stock authorized and unissued or shares of Company Common Stock held in the treasury of TradeStation at the time of exercise of the Top-Up Option (giving effect to shares of Company Common Stock reserved for issuance under the then-outstanding stock options, restricted stock, performance shares and any other rights to acquire shares of Company Common Stock, as if such shares were outstanding), and (ii) if any provision of any applicable law prohibits such exercise of the Top-Up Option or the issuance and delivery of such shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a short-form merger pursuant to applicable Florida law as described below.

Purchaser may exercise the Top-Up Option at any time at or after the time of acceptance for payment of shares of Company Common Stock upon the then scheduled expiration time of the Offer (the “Acceptance Time”) and prior to the Effective Time. Upon exercise of the Top-Up Option, Monex, Purchaser and TradeStation have agreed to cause the consummation of the Merger to occur as promptly as practicable following the issuance of the top-up shares.

The purchase price for the shares of Company Common Stock that would be issued to Purchaser if Purchaser exercises the Top-Up Option is the number of top-up shares issued multiplied by the Offer Price per share. If Purchaser exercises the Top-Up Option, Purchaser would pay TradeStation the purchase price for the Top-Up Option, at Monex’s election, either (i) entirely in cash, or (ii) by paying in cash an amount not less than the aggregate par value of such top-up shares and by delivering a promissory note in the principal amount of the balance of such purchase price. Such promissory note will bear simple interest at the then prime rate, will mature and principal and all accrued interest will be payable in full on or prior to one year from the date of execution of such promissory note, will be full recourse to Monex and Purchaser, may be prepaid, at any time, in whole or in part, without premium or penalty, and will have no other material terms.

Merger.

At the Effective Time, Purchaser will be merged with and into TradeStation, the separate existence of Purchaser will cease, and TradeStation will continue as the Surviving Corporation. The directors of TradeStation immediately prior to the Effective Time will be the initial directors of the Surviving Corporation. The officers of TradeStation immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

At the Effective Time, each share of Company Common Stock that is owned by Purchaser, Monex, TradeStation or any direct or indirect wholly-owned subsidiary of Monex or of Purchaser (as treasury stock or otherwise, other than shares in trust accounts, managed accounts and the like, or otherwise held in fiduciary or agency capacity for the benefit of customers or clients or shares held in satisfaction of a debt previously contracted) immediately prior to the Effective Time will be canceled without any conversion thereof and no payment will be made with respect to such shares.

Each share of Company Common Stock outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with the foregoing sentence and Dissenting Shares (as defined below) and any shares of Company Common Stock that are owned by a direct or indirect wholly-owned subsidiary of TradeStation (other than shares in trust accounts, managed accounts and the like, or otherwise held in fiduciary or agency capacity for the benefit of customers or clients or shares held in satisfaction of a debt previously contracted)) will be converted automatically into the right to receive an amount in cash equal to the Offer Price per share, without interest and subject to any required withholding taxes (the “Merger Consideration”). As of the Effective Time, all such shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of a certificate formerly representing any such shares or shares of Company Common Stock held in book-entry form will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate or such shares held in book-entry form, without interest and subject to any withholding of taxes required by applicable law.

Pursuant to the Merger Agreement, in the event that the Merger is effected pursuant to Section 607.1104 of the FBCA without a vote of TradeStation’s shareholders, then in addition to any dissenters’ rights that may be applicable to the Merger irrespective of Section 607.1104 of the FBCA, holders of shares of Company Common Stock who, except for the applicability of Section 607.1104 of the FBCA, would be entitled to vote upon the Merger and who dissent from the Merger pursuant to Section 607.1321 of the FBCA, may be entitled, if they comply with the provisions of the FBCA regarding appraisal rights, to be paid the fair value of their shares of Company Common Stock. Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of shares of Company Common Stock who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 607.1302 of the FBCA (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and the holders thereof will be entitled to only such rights as are granted by the FBCA. If any such shareholder of TradeStation fails to perfect or effectively withdraws or loses such shareholder’s right to be paid fair value under Sections 607.1321 and 607.1323 of the FBCA, such holder’s shares of Company Common Stock will thereupon be deemed to have been converted at the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration, without any interest thereon. If any demand for fair value is made in respect of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then for purposes of determining the fair value of any Dissenting Shares, the cash received and/or value of the promissory note received by TradeStation in payment for the exercise price of the Top-Up Option will be treated as if it had not been paid to or received by TradeStation and the shares of Company Common Stock issued upon exercise of the Top-Up Option will be treated as if they were not issued or outstanding.

TradeStation Board Recommendation and TradeStation Board Actions.

The TradeStation Board has unanimously (i) determined that the Offer, the Merger, the Top-Up Option and the other transactions contemplated in the Merger Agreement are fair to and in the best interests of TradeStation and its shareholders, and (ii) adopted and approved the Merger Agreement in accordance with the FBCA and declared advisable the Merger Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated in the Merger Agreement. The TradeStation Board recommends that TradeStation’s shareholders accept the Offer and tender their shares of Company Common Stock in the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement (including the plan of merger) and the Merger (such recommendations, the “Board Recommendation”).

Directors.

After the Acceptance Time, Monex will be entitled to designate the number of directors, rounded up to the next whole number, to the TradeStation Board that is in the same proportion as the percentage of shares of Company Common Stock then owned by Monex and Purchaser (giving effect to the shares of Company Common Stock purchased pursuant to the Offer), to the total number of shares of Company Common Stock outstanding. Promptly following a request by Monex, TradeStation is required under the Merger Agreement to cause the individuals designated by Monex to be elected or appointed to the TradeStation Board, including either by increasing the size of the TradeStation Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Monex to be elected or appointed to the TradeStation Board, and to take all action necessary to cause the individuals so designated by Monex to constitute substantially the same percentage (rounding up where appropriate) as is on the TradeStation Board, on the board of directors of each subsidiary of TradeStation and on each committee of the TradeStation Board and of the board of directors of each subsidiary of TradeStation. Prior to the Effective Time, the TradeStation Board must always have one member of the TradeStation Board who was a member of the TradeStation Board immediately prior to such designation by Monex (any such directors who were members of the TradeStation Board prior to such designation by Monex, the “Continuing Directors”).

Following the election or appointment of Monex’s designees and until the Effective Time, the approval of the Continuing Directors (or the approval of the sole Continuing Director if there is only one) will be required to authorize (and such authorization will constitute the authorization of the full TradeStation Board):

•	any termination of the Merger Agreement by TradeStation;

•	any amendment or modification of the Merger Agreement requiring action by the TradeStation Board or otherwise;

•	any extension of time for performance of, or waiver of, any of the obligations or other acts of Monex or Purchaser under the Merger Agreement; or

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any waiver of full compliance or default with respect to any of the representations, warranties, covenants, agreement or conditions contained in the Merger Agreement for the benefit of TradeStation and/or its shareholders, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, the holders of shares of Company Common Stock (other than Monex or Purchaser).

Equity Based Compensation Plans and Awards.

At the Effective Time, equity-based awards and securities held by TradeStation’s employees, officers, directors, consultants and other third parties will be treated as follows:

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each vested and/or unvested option to acquire shares of Company Common Stock (each, a “Company Stock Option”) granted under any of TradeStation’s plans or arrangements providing for the grant of options to purchase, or issuance of, Company Common Stock to current or former officers, directors, employees or consultants of TradeStation or certain other persons (the “Company Incentive Equity Plans”) that is outstanding immediately prior to the Effective Time and that is “out-of-the-money” (i.e., the Merger Consideration is equal to or less than the exercise price of such Company Stock Option) at the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

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each vested or unvested Company Stock Option that is outstanding immediately prior to the Effective Time and that is “in-the-money” (i.e., the Merger Consideration is higher than the exercise price of such Company Stock Option) at the Effective Time will be cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (y) the excess of the Merger Consideration over the per share exercise price under such Company Stock Option, less any taxes required to be withheld in accordance the Merger Agreement;

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each Restricted Stock Award and each of TradeStation’s performance share awards granted under a Company Incentive Equity Plan other than Company Stock Options and Restricted Stock Awards (such awards, “Performance Share Awards”) that is vested at the Effective Time (including automatic accelerated vesting pursuant to the terms of such Restricted Stock Award or Performance Share Award as a result of the transactions contemplated by the Merger Agreement) will be cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Restricted Stock Award or Performance Share Award multiplied by (y) the Merger Consideration, less any taxes required to be withheld in accordance with the Merger Agreement; and

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each Performance Share Award and certain Restricted Stock Awards which do not provide for accelerated vesting upon a change in control (the “Un-accelerated Restricted Stock Awards”) that is unvested at the Effective Time will be cancelled and converted into the right to receive, on its applicable vesting date (and subject to such vesting) after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Performance Share Award or Un-accelerated Restricted Stock Award (as applicable) multiplied by (y) the Merger Consideration, less any taxes required to be withheld in accordance with the Merger Agreement.

Representations and Warranties.

In the Merger Agreement, TradeStation has made representations and warranties to Monex and Purchaser, including representations relating to: organization, existence and good standing of TradeStation and TradeStation’s subsidiaries; TradeStation’s capitalization; authorization of TradeStation and the absence of conflicts with or consents required in connection with the Merger Agreement; TradeStation’s subsidiaries; TradeStation’s SEC reports and financial statements; absence of material adverse changes; litigation and government proceedings; disclosure documents; broker’s and finder’s fees; employee plans; opinion of TradeStation’s financial advisor; taxes; environmental matters; compliance with laws; regulatory matters; intellectual property; employment matters; insurance; material contracts; transactions with affiliates; insurance; derivative transactions; and real property.

In the Merger Agreement, Monex and Purchaser have made representations and warranties to TradeStation, including representations relating to: organization and existence of Monex and Purchaser; authorization with respect to the Merger Agreement and the absence of conflicts with or consents required in connection with the Merger Agreement; Monex’s financial statements; availability of funds; broker’s or finder’s fees; ownership of shares of Company Common Stock; and absence of certain litigation.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Shareholders are not third-party beneficiaries of any of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of TradeStation, Monex or Purchaser or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are:

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in the case of those made by TradeStation, qualified by information in a confidential disclosure schedule that TradeStation has delivered in connection with signing the Merger Agreement, which modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive the consummation of the Merger; and

•	were made in certain circumstances only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which may or may not be fully reflected in Monex’s or TradeStation’s public disclosures.

For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

Operating Covenants.

From the date of the Merger Agreement and ending at the Effective Time or such earlier date as the Merger Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), unless Monex otherwise consents in writing, or such action is expressly authorized by the Merger Agreement (including in TradeStation’s confidential disclosure schedule), TradeStation and its subsidiaries will conduct their business in the ordinary course of business consistent with past practice and use reasonable efforts to preserve intact its and their business organizations and relationships with third parties and to keep available the services of its and their present officers and employees and preserve its and their relationships with customers, suppliers and others having business dealings with TradeStation and its subsidiaries.

During the Pre-Closing Period, TradeStation and its subsidiaries are subject to specified operating covenants and restrictions, including restrictions (many of which are subject to specified exceptions, including exceptions for actions in the ordinary course of business, actions required by law or the policies of a SRO or governmental authority and/or other specific exclusions) relating to:

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declaring or paying dividends or distributions, and effecting liquidations or dissolutions or splits, combinations, reclassifications, repurchases, redemptions or acquisitions of capital stock or other securities;

•	issuing, selling, or encumbering any securities;

•	amending its organizational documents;

•	acquiring or selling assets or adopting a plan of merger, consolidation, restructuring or other reorganization;

•	incurring, guaranteeing, redeeming, prepaying or modifying indebtedness or making any loans or capital contributions to, or investments in, any other person;

•	making capital expenditures exceeding certain threshold amounts;

•	paying or settling claims;

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materially modifying, terminating, or entering into material contracts, waiving or assigning material rights, waiving the benefits of, or agreeing to modify in any manner, any confidentiality, standstill or similar agreement, or failing to enforce any such agreement to the fullest extent practicable;

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increasing compensation or benefits of employees, officers or directors, establishing, terminating or amending employee benefits plans including employment, severance or termination agreements or taking related actions;

•	effecting any material reduction in labor force, lay-off, early retirement program, severance program or similar program;

•	exempting any person from applicable state takeover laws;

•	accelerating or amending Company Stock Options, Performance Share Awards or Restricted Stock Awards;

•	amending the existing agreement between TradeStation and its financial advisor or engaging any additional advisors in connection with the transactions contemplated by the Merger Agreement;

•	transferring or licensing intellectual property;

•	making any material change to its methods of accounting;

•	entering into any transaction with any of its affiliates;

•	making, revoking or amending any tax election or changing tax accounting methods, executing any waiver of restrictions on assessment or collection of any tax, or settling any material tax liability;

•

entering into new lines of business, introducing material new products or services, making material changes to products or services, changing key operating policies or practices, changing or implementing material marketing campaigns or compensation programs and opening, closing or relocating facilities;

•	taking actions to make employment compensation, severance or other employee benefit arrangement to fail to satisfy certain requirements of the Exchange Act; or

•

taking actions that would result in a breach of any representation or warranty of TradeStation contained in the Merger Agreement or would result in any of the conditions to the Offer or the Merger not being satisfied or in a material delay of the satisfaction of such conditions.

Preparation of Proxy or Information Statement; Shareholders Meeting.

If the approval of the Merger and adoption of the plan of merger by TradeStation’s shareholders is required by applicable law, TradeStation will, as promptly as practicable after the consummation of the Offer, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “TradeStation Shareholder Meeting”) solely (unless the timing of proposing the shareholder approval would also be the timing of TradeStation’s annual meeting of shareholders) for the purposes of approving the Merger and adopting the plan of merger and any matters required to be submitted to TradeStation’s shareholders pursuant to Rule 14a-21 promulgated under the Exchange Act. Pursuant to the Merger Agreement, Monex will vote, and will cause Purchaser and any other subsidiaries of Monex to vote, all of the shares of Company Common Stock owned of record by Purchaser, Monex or any of their respective subsidiaries (other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients) in favor of the Merger.

If the approval of the Merger by TradeStation’s shareholders is required by applicable law, then as promptly as practicable after the Acceptance Time TradeStation, with the assistance of Monex, will prepare and file with the SEC a proxy or information statement related to the TradeStation Shareholder Meeting. Notwithstanding the foregoing, under the Merger Agreement, if, following the Acceptance Time and any “subsequent offering period” and the exercise, if any, of the Top-Up Option, Monex, Purchaser and their respective subsidiaries collectively hold, in the aggregate, at least 80% of the then outstanding shares of Company Common Stock (other than shares of Company Common Stock in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients), the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a shareholders’ meeting in accordance with Section 607.1104 of the FBCA.

Employee Benefits Matters.

The Merger Agreement provides that, for the period from the date of the Acceptance Time (assuming Monex’s designees represent a majority of the TradeStation Board at such time, and otherwise from the Effective Time or such earlier time as Monex’s designees represent a majority of the TradeStation Board) through at least 12 months following the date of the Acceptance Time, Monex will provide, and cause the Surviving Corporation to provide: (i) annual rates of base salary or wages, as applicable, that are at least equal to those in effect immediately prior to the date of the Acceptance Time, and (ii) annual cash bonus opportunities and other employee benefits under employee benefit plans (other than any Company Incentive Equity Plans) to the employees of TradeStation and its subsidiaries that are in the aggregate no less favorable than those provided to such employees and their eligible dependents by TradeStation or its subsidiaries immediately prior to the date of the closing of the transactions contemplated by the Merger Agreement pursuant to the applicable employee benefits plan. Purchaser is not required to continue any particular plan, program or arrangement or prevent the amendment or termination thereof. TradeStation’s employees are not third-party beneficiaries of these provisions.

The Merger Agreement further provides that, with respect to any employee benefit plans (other than any Company Incentive Equity Plans) in which any employees of TradeStation or its subsidiaries first become eligible to participate on or after the date of the closing of the transactions contemplated by the Merger Agreement and in which TradeStation employees did not participate prior to the date of the closing of the transactions contemplated by the Merger Agreement, Monex will: (i) waive pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees and their eligible dependents of TradeStation and its subsidiaries under any such new plans in which such employees and their eligible dependents may be eligible to participate after the date of the closing of the transactions contemplated by the Merger Agreement, except to the extent those pre-existing conditions, exclusions or waiting periods would apply under the analogous TradeStation employee benefits plan, (ii) provide credit for any previously paid co-payments and deductibles paid prior to the closing of the transactions contemplated by the Merger Agreement (to the same extent credit was given under the analogous TradeStation employee benefits plan prior to the date of the closing of the transactions contemplated by the Merger Agreement), and (iii) recognize service of employees with TradeStation for purposes of eligibility to participate and vesting. TradeStation’s employees are not third-party beneficiaries of these provisions.

Governmental and Regulatory Filings; Further Actions.

Each of the parties must use all reasonable efforts to complete the transactions contemplated by the Merger Agreement, including by filing all required applications and notices with regulatory authorities and seeking to obtain such approvals, seeking to obtain consents of other third parties and defending against proceedings challenging the Merger Agreement. Neither Monex nor any of its subsidiaries is required by antitrust or competition laws or in connection with any other approval or consent of any SRO, governmental authority or other person to take any materially adverse action or suffer any material limitation or divestiture with respect to the ownership or holding of any of their respective businesses or assets, or to take any action that would, or could reasonably be expected to, substantially impair the benefits expected to be realized by Monex from consummation of the Offer and the Merger, and TradeStation has agreed that neither it nor any of its subsidiaries will take any of these actions without the prior written consent of Monex.

Public Statements.

Monex and TradeStation will not issue any press release or otherwise make any public statement with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement without prior consultation with, and review by, the other and will give reasonable consideration to all comments of the other party, except as otherwise required by law, court process or the rules of any applicable securities exchange or national quotation system.

Notice Obligations.

From time to time prior to the date of the Acceptance Time, TradeStation is required to notify Monex with respect to any matter that would constitute a breach in any material respect of TradeStation’s representations, warranties, covenants or agreements contained in the Merger Agreement or that would cause a condition to the Acceptance Time not to be satisfied. The Merger Agreement further provides that prior to the Acceptance Time, TradeStation will promptly inform Monex of any claim by a third party that a material contract has been breached, is in default, may not be renewed or that a consent would be required as a result of the transactions contemplated by the Merger Agreement.

Access to Information; Confidentiality.

TradeStation is required, through the Effective Time, to (i) provide Monex and its representatives with full access to all personnel, officers, employees, agents, accountants, properties, assets and facilities of TradeStation and its subsidiaries and the books and records relating to TradeStation and its subsidiaries, and (ii) promptly furnish Monex and its representatives with all information and data concerning TradeStation and its subsidiaries and operations of TradeStation and its subsidiaries as Monex or any of such representatives reasonably may request. Until the Effective Time, the Mutual Nondisclosure Agreement (as defined below) will remain in full force and effect in accordance with its terms.

No Solicitation.

TradeStation must immediately cease, and must cause its subsidiaries and its and their respective officers, directors, employees, representatives and agents to immediately cease, on and after the date of the Merger Agreement, any and all discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as defined below), and request the return or destruction of all confidential information regarding TradeStation and its subsidiaries previously provided to any person pursuant and subject to the terms of any confidentiality or similar agreements with those parties. The Merger Agreement also provides that, prior to the Effective Time, TradeStation will not, and will cause its subsidiaries and its and their respective officers, directors, employees, representatives and agents to not, directly or indirectly:

•

solicit, initiate, participate in or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; or

•	participate in any discussions or negotiations (including by way of furnishing information) regarding any Takeover Proposal.

However, if, at any time prior to the Acceptance Time, the TradeStation Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of TradeStation under applicable law, TradeStation may, in response to a Superior Proposal (as defined below) that was not solicited on or subsequent to the date of the Merger Agreement:

•

furnish information with respect to TradeStation and its subsidiaries to the person making such Superior Proposal pursuant to a confidentiality agreement no less restrictive on the other party than the Mutual Nondisclosure Agreement is on Monex, provided that TradeStation also provides concurrently to Monex any such information not previously provided; and

•	participate in discussions or negotiations regarding such Superior Proposal.

A “Takeover Proposal” means any inquiry, proposal, offer or expression of interest by any third party (other than Monex or any of its subsidiaries) relating to:

•	a tender offer, exchange offer, merger, consolidation, recapitalization, reorganization or other business combination involving TradeStation or any subsidiary of TradeStation;

•	any purchase or sale of more than 15% of the consolidated assets, business, revenues or net income of TradeStation (including the shares and assets of its subsidiaries);

•

any issuance, purchase or sale of shares of Company Common Stock (other than pursuant to the exercise of Company Stock Options outstanding on the date of the Merger Agreement in accordance with their terms) or the issuance, purchase or sale of any securities, rights to acquire securities (other than in connection with Performance Share Awards and Restricted Stock Awards to the extent permitted by the Merger Agreement) or voting interests of TradeStation or any subsidiary of TradeStation; or

•

any similar transaction, or any agreement, arrangement or understanding requiring TradeStation to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

A “Superior Proposal” means any bona fide written Takeover Proposal for a transaction in which all of the Company Common Stock or all or substantially all of the consolidated assets of TradeStation and its subsidiaries, taken as a whole, are acquired by a third party, including by tender offer, merger, consolidation or other business combination, on terms that the TradeStation Board determines in its good faith judgment (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) to be more favorable to the TradeStation shareholders, from a financial point of view, than the Offer and the Merger (taking into account all aspects of the proposal, the party making the proposal and any changes to the Offer and/or the Merger proposed by Monex in response to the receipt by TradeStation of such Superior Proposal) and which is not subject to any material contingency on the part of the third party, including any contingency related to financing, unless, in the good faith judgment of the TradeStation Board, such contingency is reasonably capable of being satisfied by such third party, and which is otherwise reasonably capable of being consummated in a timely fashion.

Neither the TradeStation Board nor any committee thereof may withdraw or modify, or propose to withdraw or modify, the approval or recommendation by the TradeStation Board or such committee in favor of the Offer, the Merger or the Merger Agreement or take no position with respect to any of the foregoing, or take any other action or make any other public statement in connection with the Offer, the TradeStation Shareholder Meeting, or in reference to a Takeover Proposal, that is inconsistent with such recommendation (any of the preceding actions or public statements, a “Change of Recommendation”).

As an exception to the preceding restrictions, if, prior to the Acceptance Time, the TradeStation Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that it is required to do so to prevent the TradeStation Board from breaching its fiduciary duties to the TradeStation shareholders under applicable law, the TradeStation Board may effect a Change of Recommendation, but only:

•

at a time that is after the third business day following Monex’s receipt of written notice advising Monex that the TradeStation Board proposes to withdraw or modify its approval or recommendation and the reason or reasons it proposes to take such action;

•

if during that three business day period, TradeStation has negotiated in good faith, and caused its financial and legal advisors to negotiate in good faith, with Monex with respect to any revised proposal from Monex in respect of the terms of the transactions contemplated by the Merger Agreement in order to obviate the need to make such Change of Recommendation;

•	if TradeStation has not acted in violation in any material respect of its non-solicitation obligations; and

•	if the Change of Recommendation is being made in relation to a Takeover Proposal, TradeStation must also comply with the provisions described in the following paragraph.

Neither the TradeStation Board nor any committee thereof is permitted to approve or recommend, or take no position with respect to, any Takeover Proposal or any agreements or other documentation relating to a Takeover Proposal (other than a permitted confidentiality agreement) (or propose to take these actions) or enter into (or allow TradeStation or any of its subsidiaries to enter into) any agreements or other documentation relating to a Takeover Proposal (other than a permitted confidentiality agreement). As an exception to these restrictions, if, at any time prior to the Acceptance Time (but after the expiration of the notice period described below), the TradeStation Board determines, in response to a Takeover Proposal that was unsolicited and that did not otherwise result from a breach of the non-solicitation obligations, that the Takeover Proposal is a Superior Proposal (after giving effect to all of the adjustments to the Merger Agreement which may be offered by Monex), TradeStation may terminate the Merger Agreement in order to enter into or execute a definitive agreement with respect to such Superior Proposal. However, TradeStation may not terminate the Merger Agreement unless TradeStation, prior to or concurrently with taking such action, pays to Monex the termination fee described below under “Item 2. Identity and Background of Filing Person—Offer—Termination Fee and Expenses.” In addition, TradeStation may not terminate the Merger Agreement in order to enter into or execute a definitive agreement with respect to a Superior Proposal or effect a Change of Recommendation in relation to a Takeover Proposal unless:

•

TradeStation has provided a written notice to Monex advising Monex that TradeStation has received a Superior Proposal and specifying the identity of the person making such Superior Proposal and the material terms thereof, together with copies of any written offer or proposal in respect of such Superior Proposal;

•

during the three business days following Monex’s receipt of that notice, TradeStation, if so requested by Monex, negotiates in good faith, and causes its financial and legal advisors to negotiate in good faith, with Monex with respect to any revised proposal from Monex in respect of the terms of the transactions contemplated by the Merger Agreement; and

•	Monex does not, within that three business day period, make an offer that, as determined by the TradeStation Board, results in the applicable Takeover Proposal no longer being a Superior Proposal.

Any amendment to the financial terms or other material terms of a Superior Proposal will require the delivery to Monex of a new notice as described above and a new three business day notice period during which the provisions described above will apply.

The Merger Agreement further provides that TradeStation is required to advise Monex, as promptly as practicable (but in any event within 24 hours) after receipt of a Takeover Proposal, of the material terms and conditions of such Takeover Proposal and the identity of the person making such Takeover Proposal, as well as any material change in the details of any Takeover Proposal and copies of documents relating to any Takeover Proposal.

The Merger Agreement further provides that, unless the Merger Agreement is terminated in accordance with its provisions, TradeStation may not submit to the vote of its shareholders any Takeover Proposal other than the Merger or adjourn, postpone or cancel the TradeStation Shareholder Meeting, except to the extent required to obtain the approval of TradeStation’s shareholders.

These provisions of the Merger Agreement relating to TradeStation’s non-solicitation obligations will not prohibit TradeStation from disclosing to its shareholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) if, in the good faith judgment of the TradeStation Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable law. However, taking such action may have various consequences under the Merger Agreement, and the Merger Agreement provides that TradeStation may not make any Change of Recommendation unless permitted by the Merger Agreement, and that any disclosure to shareholders as described above (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be a Change of Recommendation unless the TradeStation Board expressly and concurrently reaffirms the recommendation by the TradeStation Board in favor of the Offer, the Merger and the Merger Agreement.

Indemnification and Insurance.

Monex and Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing in favor of the current or former directors or officers (the “Indemnified Parties”) of TradeStation and its subsidiaries as provided in their respective articles of incorporation or bylaws (or similar organizational documents) will survive the Offer and the Merger and will continue in full force and effect in accordance with their terms, together with certain other indemnification agreements in favor of Indemnified Parties.

Also, for six years from the Effective Time, Monex will, or will cause the Surviving Corporation to, maintain in effect TradeStation’s current directors’ and officers’ liability insurance covering those directors and officers who are currently covered by TradeStation’s directors’ and officers’ liability insurance policy or cause coverage to be provided under any policy maintained for the benefit of Monex or any of its subsidiaries or otherwise obtained by Monex, as long as the terms thereof are no less advantageous to the intended beneficiaries thereof than those of TradeStation’s policy, or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In lieu of the foregoing, the Merger Agreement provides that Monex may purchase six-year “tail” coverage covering acts or omissions prior to the Effective Time on substantially similar terms to the existing policy of TradeStation, or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In satisfying these obligations, the Merger Agreement provides that neither the Surviving Corporation nor Monex will be obligated to pay more than a certain stipulated amount and, in the event such coverage cannot be obtained for such amount or less in the aggregate, Monex or the Surviving Corporation will only be obligated to provide such coverage as may be obtained for such amount.

Section 16 Matters.

Prior to the Effective Time, TradeStation will take all reasonable steps as may be required or permitted to cause any dispositions of the shares of Company Common Stock in connection with the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TradeStation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

State Takeover Laws.

TradeStation and the TradeStation Board must (a) use reasonable best efforts to ensure that no state takeover or similar law is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and (b) if any state takeover or similar law becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, use reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Shareholder Litigation.

TradeStation must give Monex the opportunity to participate in the defense or settlement of any shareholder litigation against TradeStation and/or its directors relating to the transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without Monex’s prior written consent (which will not be unreasonably withheld, delayed or conditioned).

Conditions to the Merger.

The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by law, waiver by each party on or prior to the Effective Time of the following conditions:

•

the Merger Agreement shall have been duly adopted at the TradeStation Shareholder Meeting by the requisite vote of the holders of shares of Company Common Stock, except to the extent not required by Section 607.1104 of the FBCA or other applicable law, in which case the requirement of Section 607.1104 of the FBCA shall have been satisfied;

•

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law making illegal, enjoining or otherwise prohibiting the consummation of the Merger substantially in accordance with the terms of the Merger Agreement; and

•

the Acceptance Time shall have occurred and Purchaser shall have previously accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Purchaser pursuant to the Merger Agreement).

Termination.

The Merger Agreement may be terminated and the Offer, the Merger and the related transactions may be abandoned:

•	by mutual written consent of Monex and TradeStation at any time prior to the Acceptance Time;

•	by either Monex or TradeStation, if:

•

the Acceptance Time has not occurred on or before December 19, 2011, except that this right to terminate the Merger Agreement will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before December 19, 2011;

•

at any time prior to the date of the Acceptance Time, any SRO or governmental authority of competent jurisdiction that must grant a required regulatory approval has denied approval of any of the transactions contemplated by the Merger Agreement and such denial has become final and nonappealable; or at any time prior to the Effective Time, if any SRO or governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger substantially in accordance with the terms of the Merger Agreement, and such law has become final and nonappealable; provided that (x) the party seeking to terminate the Merger Agreement has used all reasonable efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling, denial or other action, and (y) this right to terminate the Merger Agreement will not be available to any party whose breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such law; or

•

prior to the date of the Acceptance Time, if the Offer (as it may have been or is required to be extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of any Offer Conditions or is terminated or withdrawn pursuant to its terms without any shares of Company Common Stock being purchased as and when permitted under the Merger Agreement (TradeStation is not entitled to terminate the Merger Agreement under this provision unless and until Monex and Purchaser have waived any right to extend the Offer), except that the right to terminate the Merger Agreement will not be available to any party whose breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement has been the cause of, or resulted in, the non-satisfaction of any Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any shares of Company Common Stock being purchased thereunder;

•	by Monex, prior to the Acceptance Time, if:

•

(A) the TradeStation Board or any committee thereof has made a Change of Recommendation, (B) after any Takeover Proposal, the TradeStation Board or any committee thereof has failed to reaffirm the Board Recommendation within the later to occur of (1) ten business days after TradeStation’s receipt of Monex’s request to do so, and (2) at least three business days after the expiration of the last notice period described above under “Item 2. Identity and Background of Filing Person—Offer—No Solicitation” with no further offer by Monex being made, (C) a tender offer or exchange offer relating to Company Common Stock has been commenced by a person unaffiliated with Monex, and TradeStation has not sent to its shareholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (D) TradeStation has failed to include in the Schedule 14D-9 the Board Recommendation;

•

TradeStation has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition to the Offer and is incapable of being cured by December 19, 2011 or, if curable, has not been cured within 20 business days after TradeStation’s receipt of written notice from Monex regarding such breach or failure to perform, except that (x) Monex must give TradeStation written notice prior to such termination stating Monex is terminating the Merger Agreement, and (y) this right to terminate the Merger Agreement is not available to Monex if Monex or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•

any condition to Monex’s and Purchaser’s obligation to close the Offer is not capable under any circumstances of being satisfied by December 19, 2011, except that this right to terminate the Merger Agreement will not be available to Monex if action or inaction by Monex or Purchaser or their respective officers or directors has caused or resulted in such condition; or

•	by TradeStation:

•

in accordance with the termination rights described above under “Item 2. Identity and Background of Filing Person—Offer—No Solicitation,” but only if TradeStation has complied with its obligations described under such section, including payment of the Termination Fee to Monex in accordance with the applicable provisions of the Merger Agreement and providing Monex with a notice of Superior Proposal and negotiating in good faith with Monex with respect to any revised proposal from Monex during the specified period;

•

prior to the Acceptance Time, if Monex or Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition to the Offer and is incapable of being cured by December 19, 2011 or, if curable, has not been cured within 20 business days after Monex’s receipt of written notice from TradeStation regarding such breach or failure to perform and such breach or failure to perform would likely prevent or materially impede the consummation of the Offer or the Merger, except that (x) TradeStation must give Monex written notice prior to such termination stating TradeStation is terminating the Merger Agreement, and (y) this right to terminate the Merger Agreement is not available to TradeStation if TradeStation is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•

any condition to Monex’s and Purchaser’s obligation to close the Offer is not capable under any circumstances of being satisfied by December 19, 2011, except that this right to terminate the Merger Agreement will not be available to TradeStation if action or inaction by TradeStation or its officers or directors has caused or resulted in such condition and that this right to terminate the Merger Agreement will not be available to TradeStation unless TradeStation has given Monex prior written notice stating that TradeStation intends to terminate the Merger Agreement (and providing reasonable detail regarding the basis therefor) and Monex has not agreed, within ten business days of receipt of that notice, to waive any condition to the Offer that has become incapable under any circumstances of being satisfied by December 19, 2011.

Termination Fee and Expenses.

The Merger Agreement contemplates that a termination fee of $9,000,000 (the “Termination Fee”) will be payable by TradeStation to Monex if:

•

the Merger Agreement is terminated by Monex as described in the first sub-bullet under the third bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with a Change of Recommendation by the TradeStation Board or any committee thereof or failure by TradeStation to reaffirm the Board Recommendation under certain circumstances or to comply with other related obligations, with payment to be made on the third business day following such termination;

•

the Merger Agreement is terminated by TradeStation as described in the first sub-bullet under the fourth bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with a Superior Proposal, with payment to be made concurrently with or prior to such termination;

•

the Merger Agreement is terminated (i) by Monex or TradeStation as described in the first sub-bullet under the second bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with an expiration of the Offer resulting from non-occurrence of the Acceptance Time prior to December 19, 2011, (ii) by Monex or TradeStation as described in the third sub-bullet under the second bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with the expiration or termination of the Offer without any shares of Company Common Stock being purchased, if the Minimum Tender Condition has not been satisfied, or (iii) by Monex as described in the second sub-bullet under the third bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with TradeStation’s breach or failure to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement and:

•

in any such case, at any time after the date of the Merger Agreement and prior to such termination, a Takeover Proposal has been made or communicated to the senior management or the TradeStation Board or has been publicly announced or publicly made known to the TradeStation shareholders; and

•

within nine months after such termination, TradeStation enters into a definitive agreement with respect to any Qualified Takeover Proposal (as defined below), or, within 12 months after such termination, any Qualified Takeover Proposal has been consummated.

In this case, the Termination Fee (less any of Monex’s expenses that were previously paid by TradeStation to Monex pursuant to the Merger Agreement as described below) must be made upon the earlier of TradeStation entering into an agreement providing for such Qualified Takeover Proposal or the consummation of such Qualified Takeover Proposal. Under the Merger Agreement, “Qualified Takeover Proposal” means any tender offer, exchange offer, merger, consolidation, recapitalization, reorganization or other business combination involving TradeStation or any subsidiary of TradeStation, or any purchase or sale of more than 50% of the consolidated assets of TradeStation (including the shares and assets of its subsidiaries) or any issuance, purchase or sale of any shares of Company Common Stock or the issuance, purchase or sale of any securities or rights to acquire securities representing more than 50% of the voting power or equity of TradeStation or any subsidiary of TradeStation, or any similar transaction.

With respect to expenses, the Merger Agreement provides that:

•

if the Merger Agreement is terminated by Monex as described in the second sub-bullet under the third bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with TradeStation’s breach or failure to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement, then TradeStation will pay to Monex the amount of expenses actually incurred by Monex and/or Purchaser, on or prior to the termination of the Merger Agreement, in connection with the transactions contemplated by the Merger Agreement, subject to a maximum of $1,500,000; and

•

if the Merger Agreement is terminated by TradeStation as described in the second sub-bullet under the fourth bullet above under “Item 2. Identity and Background of Filing Person—Offer—Termination” in connection with Monex’s or Purchaser’s breach or failure to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement, then Monex will, or will cause Purchaser to, pay to TradeStation the amount of expenses actually incurred by TradeStation, on or prior to the termination of the Merger Agreement, in connection with the transactions contemplated by the Merger Agreement, subject to a maximum of $1,500,000.

In the event Monex is entitled to receive the Termination Fee and/or its expenses (as the case may be) pursuant to the Merger Agreement, the right of Monex to receive such amounts constitutes each of Monex’s and Purchaser’s sole and exclusive remedy for monetary damages for any termination of the Merger Agreement, and, in the event that TradeStation is entitled to receive its expenses pursuant to the Merger Agreement, the right of TradeStation to receive such amount constitutes TradeStation’s sole and exclusive remedy for monetary damages for any termination of the Merger Agreement. However, these limitations do not restrict a party’s right under the Merger Agreement to seek monetary damages resulting from fraud or the knowing and intentional material breach by another party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement or to seek specific performance in accordance with the Merger Agreement.

Amendment.

Subject to applicable law and except as otherwise provided in the Merger Agreement, the Merger Agreement may be amended by written agreement signed by each of the parties, except that, following the Acceptance Time, no amendment may be made which decreases the Merger Consideration and, if required, after approval of the Merger and the Merger Agreement by the holders of Company Common Stock, no amendments may be made which by law requires further approval by such holders without obtaining such further approval.

As set forth in the Schedule TO, the address of the principal executive offices of Monex and Purchaser are Pacific Century Place Marunouchi 19F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan, and their telephone number is 011-81-3-6212-3750.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between (i) TradeStation or any of its affiliates, and (ii) any of TradeStation’s executive officers, directors or affiliates or Monex or Purchaser or any of their respective executive officers, directors or affiliates.

Relationship with Monex.

Merger Agreement.

On April 20, 2011, TradeStation, Monex and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Item 2. Identity and Background of Filing Person—Offer” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and in certain circumstances as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, certain of such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, TradeStation. Except as expressly provided otherwise in the Merger Agreement, TradeStation’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of TradeStation, Monex, Purchaser or any of their respective subsidiaries or affiliates.

Mutual Nondisclosure Agreement.

On December 8, 2010, TradeStation and Monex entered into a mutual nondisclosure agreement and, on March 3, 2011, an amendment thereto (as amended to date, the “Mutual Nondisclosure Agreement”), pursuant to which Monex and TradeStation agreed that any confidential and/or proprietary non-public information and materials furnished by or on behalf of the disclosing party to the recipient party or its representatives would be considered confidential information (subject to customary exceptions). Under the Mutual Nondisclosure Agreement, such information and materials are required to be kept confidential and to be used only for purposes of evaluating and implementing a possible transaction for a period expiring on the earlier of (i) three years from the date of the amendment to the Mutual Nondisclosure Agreement, and (ii) the time when such information and materials come into public domain or become generally known (other than due to the recipient party’s breach) or is disclosed to the recipient party by a third party who is not legally or contractually restricted from such disclosure. The parties agreed that they would only disclose the confidential information to their representatives on a “need to know” basis or as may be required by law.

Each party further agreed that, subject to certain exceptions, if the parties do not proceed with the transaction, or at any time upon the other party’s written request, it will promptly return all materials to the other party or destroy such materials with such destruction confirmed in writing.

This summary of the Mutual Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Mutual Nondisclosure Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. A copy of the related amendment is also filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of TradeStation.

Employment and Management Continuity Agreement with the Company’s CEO.

The following summary description of the Employment and Management Continuity Agreement (the “Management Continuity Agreement”) entered into as of April 20, 2011 by and between TradeStation and

TradeStation’s Chief Executive Officer, Salomon Sredni (“TradeStation’s CEO”), is qualified in its entirety by reference to the Management Continuity Agreement, a copy of which is filed as Exhibit (e)(4) and is incorporated herein by reference.

Pursuant to the Management Continuity Agreement, TradeStation’s CEO would be employed as Chief Executive Officer of TradeStation, would have a position on the Global Management Committee of Monex (which will oversee the Asia, U.S. and E.U. operations of Monex) and would be a member of the TradeStation Board. The term of the Management Continuity Agreement will commence on the Effective Time of the Merger and end on the three-year anniversary thereof unless extended by mutual agreement between TradeStation and TradeStation’s CEO. The terms and provisions of the Management Continuity Agreement are subject to and contingent upon the completion of the transactions contemplated by the Merger Agreement and will not become effective until the Effective Time of the Merger.

TradeStation’s CEO’s base salary under the Management Continuity Agreement is $600,000 per year, subject to increase in the discretion of the compensation committee of the Board of Directors of Monex. TradeStation’s CEO would be eligible to earn a target annual cash bonus for each fiscal year of Monex after the Effective Time of the Merger (beginning with the fiscal year ending March 31, 2012) of up to 75% of his annual base salary then in effect, based on TradeStation achieving certain annual net revenue and net income targets to be reviewed, and the amount of such annual bonus to be finally determined, by the compensation committee of the Board of Directors of Monex. Promptly following the Effective Time of the Merger, TradeStation’s CEO will be awarded a one-time grant of phantom stock of Monex, with a grant date value equal to U.S. $1.5 million based on the closing price of Monex common stock on the grant date. That phantom stock grant will be payable in cash and will vest 50% on each of the three- and six-year anniversaries of the grant date so long as TradeStation’s CEO continues to be employed with TradeStation at each such vesting date. Within seven days following each vesting date, TradeStation’s CEO would receive a cash amount equal to the sum of (i) the product of (x) U.S. $750,000 and (y) the quotient of (A) the per share closing price of one share of Monex common stock on the applicable vesting date divided by (B) the closing price of Monex common stock on the grant date, plus (ii) an amount equal to all dividends paid by Monex on its common stock during the vesting period with respect to a number of shares of Monex common stock equal to $750,000 divided by the closing price of Monex common stock on the grant date. TradeStation’s CEO will be granted additional phantom stock awards for each 12-month period during which he is employed under the Management Continuity Agreement with each award having a grant date value equal to 100% of TradeStation’s CEO’s then annual base salary based on the closing price of Monex common stock on the applicable grant date. Each of these annual phantom stock grants will be payable in cash and will vest 25% on each of the two-, three-, four- and five-year anniversaries of their respective grant dates. Within seven days following each vesting date, TradeStation’s CEO would receive a cash amount equal to the sum of (i) the product of (x) 25% of the grant date value of the applicable phantom stock award and (y) the quotient of (A) the per share closing price of one share of Monex common stock on the applicable vesting date divided by (B) the closing price of Monex common stock on the applicable grant date, plus (ii) an amount equal to all dividends paid by Monex on its common stock during the vesting period with respect to a number of shares of Monex common stock equal to 25% of the aggregate grant date value of the applicable phantom stock award divided by the closing price of Monex common stock on the applicable grant date.

In the event TradeStation’s CEO’s employment under the Management Continuity Agreement is terminated by TradeStation without cause (as defined in the Management Continuity Agreement) or by TradeStation’s CEO for good reason (as defined in the Management Continuity Agreement), then TradeStation’s CEO would be entitled to: (i) all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses; (ii) a lump sum equal to the greater of (x) the “highest base salary” (as defined in the Management Continuity Agreement) that would have been paid for the period beginning on the termination date and ending on the last day of the term of the Management Continuity Agreement (the “Remaining Term”) or (y) an amount of separation pay equal to the sum of (A) five weeks of his annual salary plus (B) two weeks for each year of completed service of his annual salary (which formula is consistent with the terms of TradeStation’s current separation pay guidelines); (iii) all health insurance premiums paid by TradeStation for continued health coverage for TradeStation’s CEO and his spouse and dependents consistent with the provisions of COBRA for a period equal to the longer of (x) the Remaining Term or (y) the number of weeks equal to five weeks plus two weeks for each year of completed service; (iv) a prorated amount of the annual cash bonus that TradeStation’s CEO would have received for the fiscal year in which the date of termination occurs depending upon TradeStation’s achievement of the relevant performance criteria, based on the number of days he is employed by TradeStation during that fiscal year; and (v) immediate vesting of all unvested phantom stock grants that are outstanding as of the termination date. If TradeStation’s CEO’s employment under the Management Continuity Agreement is terminated due to his death or permanent disability, then TradeStation’s CEO or his estate would be entitled to: (i) all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses; (ii) a lump sum equal to the sum of (x) five weeks of his annual salary plus (y) two weeks for each year of completed service of his annual salary; (iii) a prorated amount of TradeStation’s CEO target annual cash bonus (i.e., 75% of his then base salary) for the fiscal year in which the date of termination occurs, based on the number of days employed by TradeStation during that fiscal year; and (iv) immediate vesting of the one-time, $1.5 million phantom stock grant described above. Generally, if TradeStation terminates TradeStation’s CEO’s employment under the Management Continuity Agreement for cause or if TradeStation’s CEO terminates his employment without good reason, then TradeStation’s CEO would be entitled to all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses. However, if TradeStation terminates TradeStation’s CEO’s employment under the Management Continuity Agreement with cause or if TradeStation’s CEO terminates his employment without good reason within one year following a change in control (as defined in the Management Continuity Agreement, which definition does not include the Merger), then TradeStation’s CEO would be entitled to the same benefits as if his employment was terminated by TradeStation without cause or by TradeStation’s CEO for good reason.

Other Management Continuity Agreements (Change-in-Control Agreements).

In December 2005, TradeStation entered into a management continuity agreement with two of its current executive officers—David Fleischman and Marc Stone. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control (which will occur upon consummation of the Offer) in an amount equal to up to two years of the executive’s annual cash compensation and health insurance premiums (currently, in the aggregate for Mr. Fleischman and Mr. Stone, $1,029,132 which represents $514,566 for each of Mr. Fleischman and Mr. Stone). The severance payments are to be made following the change in control provided that the executive continues his employment for the 90-day period following the change in control and is not, prior to the end of such 90-day period, terminated for cause and does not resign without good reason (as those terms are discussed in more detail in the agreements). The management continuity agreements do not commit TradeStation to retain any executive’s services for any fixed period of time, and do not provide for severance payments unless TradeStation undergoes a change in control. See the Golden Parachute Compensation Table below.

Effect of the Offer and the Merger Agreement on Shares of Company Common Stock, Company Stock Options, Restricted Stock Awards, Performance Share Awards held by Directors and Executive Officers.

At the Effective Time, equity-based awards and securities held by TradeStation’s employees, officers, directors, consultants and other third parties will be treated as follows:

•

each Company Stock Option granted under any of the Company Incentive Equity Plans that is outstanding immediately prior to the Effective Time and that is “out-of-the-money” (i.e., the Merger Consideration is equal to or less than the exercise price of such Company Stock Option) at the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

•

each vested or unvested Company Stock Option that is outstanding immediately prior to the Effective Time and that is “in-the-money” (i.e., the Merger Consideration is higher than the exercise price of such Company Stock Option) at the Effective Time will be cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (y) the excess of the Merger Consideration over the per share exercise price under such Company Stock Option, less any taxes required to be withheld in accordance the Merger Agreement;

•

each Restricted Stock Award and each Performance Share Award that is vested at the Effective Time (including automatic accelerated vesting pursuant to the terms of such Restricted Stock Award or Performance Share Award as a result of the transactions contemplated by the Merger Agreement) will be cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Restricted Stock Award or Performance Share Award multiplied by (y) the Merger Consideration, less any taxes required to be withheld in accordance with the Merger Agreement; and

•

each Performance Share Award and the Un-accelerated Restricted Stock Award that is unvested at the Effective Time will be cancelled and converted into the right to receive, on its applicable vesting date (and subject to such vesting) after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Performance Share Award or Un-accelerated Restricted Stock Award (as applicable) multiplied by (y) the Merger Consideration, less any taxes required to be withheld in accordance with the Merger Agreement.

Golden Parachute Compensation Table

The following table sets forth, with respect to each executive officer and director of the Company, (a) the aggregate dollar value of cash severance payments, if any, related to the transactions contemplated by the Merger Agreement; (b) the aggregate dollar value of (i) stock awards (including restricted stock awards and performance share awards) and in-the-money option awards for which vesting may be accelerated as a result of the transactions contemplated by the Merger Agreement, and (ii) payments in cancellation of stock awards (including restricted stock awards and performance share awards) and option awards as a result of the transactions contemplated by the Merger Agreement; (c) the aggregate dollar value of health care benefits, if any, related to the transactions contemplated by the Merger Agreement; (d) the aggregate dollar value of other compensation, if any, that is based on or otherwise relates to the transactions contemplated by the Merger Agreement that are not set forth elsewhere in the table; and (e) the aggregate dollar value of the sum of all amounts reported in the table for each such person. The amounts set forth in the table were calculated (i) based upon, and assuming that, the transactions contemplated by the Merger Agreement close on (and the below amounts are paid as of) June 7, 2011, and (ii) based upon the fixed $9.75 per share Offer Price.

Name	Cash ($)	Equity ($) (1)	Perquisites/ Benefits ($)	Other ($)	Total ($)

Salomon Sredni	—	5,085,110	—	—	5,085,110

David H. Fleischman (2)	505,688	1,687,866	8,878	—	2,202,432

John Roberts	—	1,164,463	—	—	1,164,463

T. Keith Black	—	1,153,692	—	—	1,153,692

Marc J. Stone (2)	505,688	1,097,445	8,878	—	1,612,011

William P. Cahill	—	727,110	—	—	727,110

Edward H. Codispoti (3)	—	96,593	—	—	96,593

Michael W. Fipps	—	99,660	—	—	99,660

Nathan D. Leight	—	121,260	—	—	121,260

Denise Dickins	—	99,660	—	—	99,660

Charles F. Wright	—	99,660	—	—	99,660

(1)	Except as otherwise described in other footnotes to this table, the vesting of all unvested stock awards and unvested in-the-money option awards will accelerate automatically as a result of the transactions contemplated by the Merger Agreement.

The following table summarizes for each executive officer and director the dollar value of (i) restricted stock awards for which vesting may be accelerated, (ii) in-the-money option awards for which vesting may be accelerated, (iii) performance share awards for which vesting may be accelerated, (iv) payments in cancellation of restricted stock awards, in-the-money option awards and performance share awards for which vesting may be accelerated and (v) payments in cancellation of currently vested restricted stock awards, in-the-money option awards and performance share awards:

Name	Accelerated Vesting of Restricted Stock Awards ($)	Accelerated Vesting of In-the- Money Option Awards ($)	Accelerated Vesting of Performance Share Awards ($)	Total (Payments in Cancellation of Restricted Stock Awards, Option Awards and Performance Share Awards With Accelerated Vesting) ($)	Payments in Cancellation of Currently Vested Restricted Stock Awards, Option Awards and Performance Share Awards ($)
Salomon Sredni	1,920,263	445,312	—	2,365,575	2,719,535
David H. Fleischman	753,051	180,095	—	933,146	754,720
John Roberts	772,571	192,959	—	965,530	198,933
T. Keith Black	716,342	170,449	—	886,791	266,901
Marc J. Stone	753,051	180,095	—	933,146	164,299
William P. Cahill	493,408	143,628	—	637,036	90,074
Edward H. Codispoti	—	10,460	79,160	89,620	6,973
Michael W. Fipps	91,260	2,801	—	94,061	5,599
Nathan D. Leight	91,260	10,001	—	101,261	19,999
Denise Dickins	91,260	2,801	—	94,061	5,599
Charles F. Wright	91,260	2,801	—	94,061	5,599

(2)	The aggregate dollar value of cash severance payments represent 24 months of base salary as currently in effect minus 90 days of such base salary, based on the current annual salary of each of Messrs. Fleischman and Stone in the amount of $288,400 per year. Perquisites/Benefits represents the aggregate dollar value of health care benefits under the Consolidated Omnibus Budget Reconciliations Act of 1985, as amended (COBRA), based upon premiums per individual in the amount of $369.92 per month for 24 months. The aggregate dollar value of cash severance payments and health care benefits set forth in the table for each of Messrs. Fleischman and Stone (each, an “executive”) are payable in the event that either: (a) the Company and the executive have not entered into an employment agreement acceptable to the executive during the 90 day period following a change in control and the executive’s employment has not been terminated by the Company for “cause” or by the executive without “good reason” (as each such term is defined in the management continuity agreements between the Company and each executive) during such 90 day period; or (b) during the 90 day period following a change in control, the Company terminates the executive’s employment without “cause” or the executive terminates his employment for “good reason.” The severance payments are payable in cash by the Company in one lump sum. The health care premiums would be payable by the Company as incurred by the executive.
(3)	The amounts set forth in the table for Mr. Codispoti include $79,160.25, which is the aggregate dollar value of performance share awards for which vesting may be accelerated as a result of the transactions contemplated by the Merger Agreement. The vesting of such performance share awards will accelerate only if Mr. Codispoti’s employment is terminated by the Company without “cause” (as such term is defined in the performance share agreements) within one year following a change in control.

Director and Officer Exculpation, Indemnification and Insurance.

Section 607.0850 of the FBCA permits a Florida corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. TradeStation has included in its articles of incorporation (“Articles”) and bylaws (the “Bylaws”) provisions to eliminate the personal liability of its directors for monetary damages, subject to specified limitations, and to indemnify any officer or director, or any former officer of director, to the fullest extent permitted by law, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to any proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or executive officer of TradeStation, prior to the final disposition of the proceeding, promptly following request therefor and delivery, if required by the FBCA, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it will ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the FBCA, the Articles or the Bylaws.

Under the Merger Agreement, Monex and Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the Indemnified Parties of TradeStation and its subsidiaries as provided in their respective articles of incorporation or bylaws (or similar organizational documents), will survive the Offer and the Merger and will continue in full force and effect in accordance with their terms, together with certain other indemnification agreements (described in the next paragraph) in favor of Indemnified Parties.

TradeStation has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Articles and Bylaws. These agreements, among other things, indemnify TradeStation’s directors and officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys’ fees and related disbursements and other out-of-pocket costs) and liabilities of any type whatsoever actually and reasonably incurred by such person in connection with the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of TradeStation, arising out of such person’s services as a director, officer, employee or other agent of TradeStation, any subsidiary of TradeStation or any other company or enterprise to which the person provides services at the request of TradeStation.

The Merger Agreement also provides that for six years from the Effective Time, Monex will, or will cause the Surviving Corporation to, maintain in effect TradeStation’s current directors’ and officers’ liability insurance covering those directors and officers who are currently covered by TradeStation’s directors’ and officers’ liability insurance policy or cause coverage to be provided under any policy maintained for the benefit of Monex or any of its subsidiaries or otherwise obtained by Monex, as long as the terms thereof are no less advantageous to the intended beneficiaries thereof than those of TradeStation’s policy, or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In lieu of the foregoing, the Merger Agreement provides that Monex may purchase six-year “tail” coverage covering acts or omissions prior to the Effective Time on substantially similar terms to the existing policy of TradeStation or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In satisfying these obligations, the Merger Agreement provides that neither the Surviving Corporation nor Monex will be obligated to pay more than a certain stipulated amount and, in the event such coverage cannot be obtained for such amount or less in the aggregate, Monex or the Surviving Corporation will only be obligated to provide such coverage as may be obtained for such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Matters.

The Merger Agreement provides that, for the period from the date of the Acceptance Time (assuming Monex’s designees represent a majority of the TradeStation Board at such time, and otherwise from the Effective Time or such earlier time as Monex’s designees represent a majority of the TradeStation Board) through at least

12 months following the date of the Acceptance Time, Monex will provide, and cause the Surviving Corporation to provide: (i) annual rates of base salary or wages, as applicable, that are at least equal to those in effect immediately prior to the date of the Acceptance Time, and (ii) annual cash bonus opportunities and other employee benefits under employee benefit plans (other than any Company Incentive Equity Plans) to the employees of TradeStation and its subsidiaries that are in the aggregate no less favorable than those provided to such employees and their eligible dependents by TradeStation or its subsidiaries immediately prior to the date of the closing of the transactions contemplated by the Merger Agreement pursuant to the applicable employee benefits plan. Purchaser is not required to continue any particular plan, program or arrangement or prevent the amendment or termination thereof. TradeStation’s employees are not third-party beneficiaries of these provisions.

The Merger Agreement further provides that, with respect to any employee benefit plans (other than any Company Incentive Equity Plans) in which any employees of TradeStation or its subsidiaries first become eligible to participate on or after the date of the closing of the transactions contemplated by the Merger Agreement and in which TradeStation employees did not participate prior to the date of the closing of the transactions contemplated by the Merger Agreement, Monex will: (i) waive pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees and their eligible dependents of TradeStation and its subsidiaries under any such new plans in which such employees and their eligible dependents may be eligible to participate after the date of the closing of the transactions contemplated by the Merger Agreement, except to the extent those pre-existing conditions, exclusions or waiting periods would apply under the analogous TradeStation employee benefits plan, (ii) provide credit for any previously paid co-payments and deductibles paid prior to the closing of the transactions contemplated by the Merger Agreement (to the same extent credit was given under the analogous TradeStation employee benefits plan prior to the date of the closing of the transactions contemplated by the Merger Agreement), and (iii) recognize service of employees with TradeStation for purposes of eligibility to participate and vesting. TradeStation’s employees are not third-party beneficiaries of these provisions.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

At a meeting held on April 20, 2010, the TradeStation Board unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of TradeStation, (iv) directed that the approval of the Merger Agreement be submitted to a vote at a meeting of the shareholders of TradeStation, unless the approval of the Merger Agreement by TradeStation’s shareholders is not required by applicable law, (v) recommended that the shareholders of TradeStation accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of approval of the Merger Agreement and (vi) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be exempt from any takeover or anti-takeover laws.

Accordingly, for the reasons described in more detail below, the TradeStation Board unanimously recommends that TradeStation’s shareholders accept the Offer and tender all of their shares of Company Common Stock in the Offer.

A copy of the press release communicating the TradeStation Board’s recommendation is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference.

Background of the Offer and the Merger; Reasons for Recommendation.

Background of the Offer and the Merger.

The terms and conditions of the Merger Agreement and related agreements are the result of arm’s-length negotiations between TradeStation and Monex, as well as a competitive process that developed among four companies (and, ultimately, an extremely competitive process between two companies), one of which was Monex, that expressed serious interest in acquiring TradeStation. We refer to those other three companies as Company One, Company Two and Company Three. Company One and Company Three are U.S.-based, NASDAQ-listed public companies and Company Two is a U.S.-based private equity firm. A fifth company, which we call Company Four, also a U.S.-based NASDAQ-listed company, also expressed interest over a period of time, as discussed later in this chronology.

On or about August 25, 2010, the CEO of Company One contacted, by telephone, TradeStation’s CEO to express potential interest by Company One in acquiring TradeStation, briefly discussing potential cost and revenue synergies that might be achieved by a combination of TradeStation with Company One, and indicating, either in this call, or a follow-up call, a willingness to pay no more than $7.00 per share for the outstanding Company Common Stock. At or about the time of this telephone call, TradeStation’s stock was trading approximately between $5.60 and $5.90 per share, and had closed at $5.87 on August 25, 2010 and $5.75 on August 26, 2010.

On August 27, 2010, TradeStation and J.P. Morgan Securities LLC (“J.P. Morgan”) signed a confidentiality agreement “in connection with potential advisory services that J.P. Morgan” may perform for TradeStation. TradeStation had contacted J.P. Morgan on or about this date so that TradeStation’s senior management and the TradeStation Board could receive professional financial advice about potential opportunities to maximize shareholder value in light of the recent discussions between the CEOs of TradeStation and Company One.

Also on August 27, 2010, or the following day, TradeStation’s CEO called Company One’s CEO and told him that $7.00 was much too low a number for TradeStation to consider, assuming there was interest in selling TradeStation at that time. No further communication between Company One and TradeStation occurred until TradeStation’s CEO received a brief email from Company One’s CEO on March 14, 2011, described later in this chronology.

On October 21, 2010, TradeStation reported 2010 third quarter earnings per share (diluted) of 8 cents, or 3 cents (diluted) excluding unrealized mark-to-market gains and a one-time tax benefit (which TradeStation did not consider relevant to its core business). TradeStation’s stock price closed at $6.15 on October 20, 2010 (prior to the earnings announcement) and $5.28 on October 21, 2010 (following the earnings announcement), and its ten-day average closing stock price following the earnings announcement was $5.50.

On November 4, 2010, TradeStation’s stock price closed at $5.69. On that day, after market close, IBG LLC, an affiliate of Interactive Brokers Group, Inc. and IBG Holdings LLC, filed with the SEC a Schedule 13D disclosing a 6.3% beneficial ownership interest in TradeStation by IBG Holdings LLC and Thomas Peterffy (the principal beneficial owner) which stated, in part, under “Item 4. Purpose of Transaction,” as follows:

… [T]he Reporting Persons will continue to analyze their investment in the Company on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives. Depending upon such discussions and consideration of strategic alternatives, or to the extent otherwise deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares, the Reporting Persons could in the future formulate plans or proposals which would relate to or would result in any transaction, event or action …. The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

On November 5, 2010, the day following that Schedule 13D filing, TradeStation’s stock price closed at $6.09, and its ten-day average closing stock price following that filing was $6.22. Also on or about that day, the CEO of Company Three telephoned TradeStation’s CEO, made reference to the Schedule 13D filing, expressed interest in combining TradeStation with Company Three and asked that, if TradeStation was considering a sale or combination, Company Three have an opportunity to provide an indication of interest or proposal to TradeStation.

On November 7, 2010, three days after the Schedule 13D filing, TradeStation’s CEO met the CEO of Monex for dinner in New York. Monex’s CEO had indicated to TradeStation’s CEO in a call about three weeks prior to that dinner meeting that he would be in New York at this time on unrelated business and would like to meet (TradeStation’s CEO had indicated to Monex’s CEO on that call three weeks prior that he, too, planned to be in New York around that time to attend an investor conference). These two CEOs had first met about two years prior, and had kept in touch every six months or so (or even less frequently) to discuss their respective companies, but none of those discussions related to a potential transaction between the two companies. In the course of the November 7 dinner conversation, Monex’s CEO referenced the Schedule 13D filing, but the discussion focused mainly on his ideas for expanding Monex’s business outside of Japan and China, including North America and Europe. Monex’s CEO and TradeStation’s CEO also discussed Monex’s CEO visiting TradeStation the next time he planned to be in the United States. No discussion of an acquisition of, or combination with, TradeStation occurred at this meeting.

On November 9, 2010, the CEO of Company Three, aware that TradeStation’s CEO was attending the New York investment conference, called him, and asked if they could meet in person in Manhattan that afternoon to have a discussion. They met that afternoon at a Manhattan lounge near the investment conference. In that discussion, Company Three’s CEO repeated his serious interest in combining TradeStation with Company Three, and said that Company Three would be in a better position to focus on such a plan in the 2011 first quarter, and repeated his desire that TradeStation not make a commitment of that kind with another company without Company Three first having an opportunity to consider making a proposal.

On November 10, 2010, representatives of J.P. Morgan, TradeStation’s CEO and one other TradeStation executive had a telephone conversation to discuss the November 7 dinner meeting in New York with Monex, and the conversations with Company Three’s CEO. In that telephone conversation, it was discussed that the Schedule 13D filing clearly had triggered or accelerated expressions of potential interest in TradeStation, and that it may be in TradeStation and its shareholders’ best interests for J.P. Morgan to contact an agreed-upon list of third parties to get a general idea of potential interest of others in TradeStation. Following this telephone conversation, J.P. Morgan began to informally contact such parties.

On November 17, 2010, a TradeStation Board meeting was held specifically to update the TradeStation Board members on the recent November events, specifically, the filing of the Schedule 13D and its perceived effects. TradeStation’s General Counsel, Chief Financial Officer and outside corporate and securities counsel, and representatives of J.P. Morgan, attended this meeting. J.P. Morgan’s representatives discussed with the TradeStation Board, among other topics, key factors that could make TradeStation valuable to potential buyers, and the possibly broad range of strategic buyers and blue-chip sponsors who might have interest in TradeStation. It was discussed (and concluded) at this meeting that TradeStation would not consider, at that time, a formal bid or selling process due to several factors, including the approaching holiday season, the need to be prepared for any sale process, Company Three’s indication that it would not propose a transaction until the 2011 first quarter, and because that time could be used to develop a clearer picture of the potential interest of other third parties.

On December 8, 2010, Monex’s CEO and another officer of Monex visited TradeStation at its Plantation, Florida headquarters to have discussions at TradeStation’s offices and at dinner with TradeStation’s CEO and one other TradeStation executive. At these meetings, Monex’s CEO expressed interest in potentially combining TradeStation with Monex. A Mutual Nondisclosure Agreement (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Monex—Mutual Nondisclosure Agreement”) between Monex and TradeStation was executed that day before any discussions began.

On December 15-16, 2010, the TradeStation Board held a meeting at which the TradeStation Board members were updated on the December 8 discussions with Monex. TradeStation’s General Counsel and Chief Financial Officer, and representatives of J.P. Morgan, all attended this portion of the meeting. The topics of discussion at this meeting included potentially interested parties and a profile of Monex. It was then discussed whether J.P. Morgan should be formally retained by TradeStation to explore further market feedback and to help the TradeStation Board decide whether to commence any type of process to help it evaluate a possible combination or similar strategic transaction. J.P. Morgan was formally engaged after this meeting, with an effective engagement start date of November 1, 2010 (the month during which it first began to contact potentially interested parties and provide other assistance pursuant to the August 27, 2010 confidentiality agreement with TradeStation).

During January 2011, Company Four also expressed potential interest in TradeStation in conversations with the J.P. Morgan representatives.

On February 11, 2011, TradeStation reported 2010 fourth quarter earnings per share (on a diluted basis) of 2 cents, which were unfavorable compared to its 2010 third quarter and 2009 fourth quarter results. TradeStation’s stock price closed at $7.04 that day, and its ten-day closing average stock price following the announcement was $6.92.

On February 22, 2011, Monex delivered to TradeStation a written, non-binding indication of interest, indicating a 100% cash purchase of all Company Common Stock for $8.75 per share, subject to due diligence, negotiation and completion of an acceptable definitive acquisition agreement, and closing conditions. This indication of interest also stated that Monex’s financing of the purchase price would be accomplished using its available cash and its existing available credit facilities.

On February 24, 2011, TradeStation’s CEO was invited to meet that evening with certain principals of Company Two. TradeStation’s CEO had been introduced to one of the principals of Company Two a few years prior, and had dinner with such principal on a few occasions, the last such occasion being more than a year prior to the February 24 invitation. At that evening meeting, the principals of Company Two expressed a serious interest in acquiring 100% of TradeStation, for cash, at an appropriate change-in-control premium, and told TradeStation’s CEO to expect to receive an indication of interest in the near future.

On February 25, 2011, the TradeStation Board held a meeting, attended by TradeStation’s General Counsel and Chief Financial Officer, at which the TradeStation Board was updated on Monex’s indication of interest and Company Two’s oral expression of interest. Representatives of J.P. Morgan were also present by phone, and told the TradeStation Board that they had conducted informal discussions with eleven firms whom they and TradeStation believed could have potential interest and the ability to do a transaction. They explained that six of the firms contacted expressed no interest at the current time, and that five firms appeared to have interest in varying degrees (Monex, Company One, Company Two, Company Three and Company Four), noting that, at the current time, Monex and Company Two appeared to have the most interest. Also at this meeting, TradeStation’s General Counsel made to the TradeStation Board a detailed presentation to remind the TradeStation Board of its fiduciary obligations, an appropriate process to be conducted in these circumstances, and related matters.

Before the meeting ended, the TradeStation Board authorized TradeStation to set up a due diligence “virtual data room” to permit Monex and, if an indication of interest was received from Company Two that indicated a purchase price range similar or superior to Monex’s, Company Two, to conduct due diligence, and also to conduct related due diligence management presentations and meetings with Monex and, if an appropriate indication of interest was submitted, with Company Two. Following the TradeStation Board meeting, TradeStation set up the virtual data room so that Monex and, if appropriate, Company Two, could commence their due diligence with respect to TradeStation. The virtual data room was set up, and filled with hundreds of Company documents related to all facets of its business, within approximately a week of this meeting.

Within a few days following the February 25 TradeStation Board meeting, representatives of J.P. Morgan informed TradeStation’s CEO that both Company Three and Company Four had informed them that they would not be submitting indications of interest concerning TradeStation.

On February 26, 2011, Deutsche Securities Inc. (“Deutsche Securities”) (Monex’s financial advisor) and J.P. Morgan discussed Monex’s indication of interest in a telephone call. J.P. Morgan advised Deutsche Securities that the TradeStation Board was willing to grant Monex and its advisors access to the virtual data room in order for Monex to determine the extent to which it could raise its indicative price. J.P. Morgan also inquired about necessary regulatory approvals on Monex’s side, and Monex’s expected timing for its due diligence review.

On February 28, 2011, Company Two principals contacted representatives of J.P. Morgan by phone to confirm the interest they had expressed in their discussions with TradeStation’s CEO at their February 24 meeting, and repeated their intention to deliver soon a written indication of interest to TradeStation.

During the month of February 2011, TradeStation’s highest stock price close was $7.19, its lowest close was $6.54 (and the average of that high and low was $6.87).

On March 1, 2011, Company Two delivered to TradeStation a written indication of interest, specifying a purchase price range of $8.00 to $9.00 per share, subject to due diligence, negotiation and completion of an acceptable definitive acquisition agreement, and closing conditions. This indication of interest also stated that Company Two’s financing of the purchase price would be accomplished through a combination of equity and debt arranged through third-party lending sources.

On March 3, 2011, TradeStation and Monex executed an amendment to their December 8, 2010 Mutual Nondisclosure Agreement to clarify that certain Monex financial advisors could have access to TradeStation confidential information. Also on March 3, after this amendment was fully executed, Monex’s representatives were given access to the virtual data room.

On March 7, 2011, a mutual nondisclosure agreement between TradeStation and Company Two was executed. Also on March 7, Company Two’s representatives were given access to the virtual data room.

On March 9, 2011, due diligence meetings and a management presentation were held, off-site, in Ft. Lauderdale, Florida, between Monex, including Oki Matsumoto (Chairman and Chief Executive Officer of Monex) and other members of Monex’s board and management, and TradeStation, including TradeStation’s CEO and other members of TradeStation’s management, and both companies’ respective advisors. Certain meetings and facility visits continued on March 10, 2011.

On March 10, 2011, the TradeStation Board held a meeting at which it was updated on Company Two’s indication of interest, plans to conduct due diligence management presentations and meetings with Company Two the following week, and the Monex-TradeStation due diligence management meetings which had taken place the previous day. Also discussed at this meeting was that TradeStation would prepare, for inclusion in the virtual data room, a form of merger agreement that TradeStation would be comfortable signing. Discussions surrounding some of the key terms of this form merger agreement included having provisions that were designed to accomplish closing as quickly as reasonably possible following signing and as few conditions or contingencies to closing as reasonably possible.

Throughout March and into early April, representatives of J.P. Morgan coordinated additional due diligence calls among TradeStation and Monex, and TradeStation and Company Two, and their respective management teams and advisors. Monex and Company Two and their respective representatives also reviewed the information and documentation contained in the virtual data room.

With respect to Monex, these activities were briefly suspended by Monex during the week of March 14, 2011 and into the beginning of the week of March 21, 2011 due to the earthquake that struck the Tohoku region of Japan on March 11, 2011 and the related disruptions throughout Japan. During the week of March 21, 2011, a representative of J.P. Morgan advised a representative of Deutsche Securities that there were other parties interested in pursuing a transaction with TradeStation and that, accordingly, Monex would likely need to proceed with its review promptly if it wanted to remain included in the process. The J.P. Morgan representative also advised the Deutsche Securities representative that Monex should plan to submit a revised indication of interest during the week of April 4, 2011. Monex resumed diligence efforts later in the week of March 21, 2011.

On March 14, 2011, TradeStation’s CEO received a brief email from Company One’s CEO congratulating TradeStation on it being rated by Barron’s magazine, the prior week, as the best online brokerage firm in the United States.

On March 15, 2011, members of TradeStation management met in New York with a large team of Company Two’s representatives, advisors and consultants to conduct due diligence management presentations and meetings.

On March 17, 2011, representatives of TradeStation’s legal and compliance department and Company Two’s legal and compliance representatives conducted a due diligence meeting by teleconference.

On March 21, 2011, Charles Schwab and optionsXpress announced the acquisition of optionsXpress by Schwab for an all-stock purchase price that represented a 16.8% change-in-control premium over optionsXpress’s prior trading day’s closing stock price.

During the weeks of March 21 and March 29, both Company Two and Monex delivered to TradeStation extensive follow-up, due-diligence request lists, to which TradeStation responded by posting available responsive documents in the virtual data room, and in conference call and in-person meetings.

On March 30, 2011, representatives of J.P. Morgan called Company One’s CEO to ask if Company One still had interest in TradeStation. Company One’s CEO responded that there was possible interest and executed on March 31 an abbreviated mutual nondisclosure agreement so that Company One’s CEO could have general discussions on some high-level topics with TradeStation’s CEO and representatives of J.P. Morgan. Company One’s CEO was made aware of the availability of the virtual data room for the conduct of detailed due diligence, and that access would be made available to Company One’s representatives if Company One provided an acceptable informal indication of purchase price range and executed a more comprehensive mutual nondisclosure agreement with TradeStation.

On March 31, 2011, Company One’s CEO informed the representatives of J.P. Morgan in a phone conversation that Company One would need about two weeks to determine whether it would make a non-binding indication of interest to acquire TradeStation, and asked that TradeStation not commit to anything before then. After confirming with TradeStation, the J.P. Morgan representatives informed the Company One CEO that his request for timing was acceptable.

Also on March 31, 2011, TradeStation posted in the virtual data room the form of merger agreement that TradeStation would be comfortable executing, which set forth a tender offer (or “two-step”) mechanism designed to achieve closing of the transaction as quickly as reasonably possible, limited closing conditions, customary representations and warranties by TradeStation and the purchaser, and customary obligations of TradeStation and the purchaser between signing and closing.

During the month of March 2011, TradeStation’s highest stock price close was $7.09, its lowest close was $6.63 (and the average of that high and low was $6.86).

On April 1, 2011, Company One’s CEO commenced Company One’s due diligence by contacting TradeStation’s CEO by phone. In that conversation, Company One’s CEO asked several questions, and requested other information, on various topics, which were responded to promptly.

On April 6, 2011, Monex submitted a second written indication of interest, indicating a cash purchase price of $8.90 per share (an increase of 15 cents per share from the indicative price included in Monex’s letter of February 22, 2011). The letter requested that TradeStation agree to a 20-day exclusivity period in which Monex would complete its due diligence investigation and Monex and TradeStation would negotiate definitive agreements. The letter also stated that the indication of interest remained subject to completion of confirmatory due diligence and negotiation of definitive agreements. The J.P. Morgan representatives, after speaking with TradeStation’s management, informed Monex’s financial advisors at Deutsche Securities that such offer did not distinguish Monex from its competition and that TradeStation did not see any reason to proceed on an exclusive basis with Monex. This was reiterated by TradeStation’s CEO to Monex’s CEO in a phone call the next day.

On April 7, 2011, another due diligence phone conversation occurred between Company One’s CEO and TradeStation’s CEO. In this conversation, Company One’s CEO requested several additional items of information, relating mostly to TradeStation’s 2011 first quarter operating results and metrics. TradeStation agreed to deliver this additional information and did so promptly.

Also on April 7, 2011, Monex’s advisors indicated to TradeStation that its due diligence was substantially complete.

From April 8 to April 11, 2011 (a Friday-to-Monday period), a series of telephone calls occurred between Company One’s CEO and the J.P. Morgan representatives in which Company One’s CEO orally communicated an indication of interest stating an $8.00-to-$9.00 all-cash purchase price range for the purchase of all outstanding Company Common Stock. The comprehensive mutual nondisclosure agreement was provided to Company One and its attorneys (and was fully executed later that week), and TradeStation’s form merger agreement was also sent to Company One. Company One’s CEO was told that a “mark-up” of that form merger agreement, together with an updated indicative purchase price, should be delivered to TradeStation by mid-week. Each of Monex and Company Two had also, during this period, been asked to provide by mid-week a “mark-up” of the form merger agreement and any updates to their respective indications of interest.

On April 11, 2011, Monex’s attorneys delivered to TradeStation Monex’s “mark-up” of the form merger agreement. This “mark-up” rejected TradeStation’s proposal to use a tender offer (“two-step”) mechanism to complete the transaction, but contained few other substantial differences from what TradeStation had proposed.

On April 12, 2011, Company Two’s attorneys delivered to TradeStation Company Two’s “mark-up” of the form merger agreement, together with an updated written indication of interest stating a purchase price of $8.00 per share, and describing in more detail the senior and mezzanine-level third-party financing that Company Two planned to obtain to finance the purchase price. The “mark-up” added several conditions to the purchaser’s obligation to close (including a condition that Company Two be successful in securing its contemplated third-party debt financing). These documents submitted by Company Two also contained lists of remaining due diligence items Company Two would need to complete before it could commit to signing a merger agreement.

On April 13, 2011, Company One’s attorneys delivered to TradeStation Company One’s “mark-up” of the form merger agreement. The proposed edits in this “mark-up” were very light, but contained several footnotes that made sweeping reservations to the effect that Company One may have substantial further proposed edits once Company One had completed additional due diligence in all areas.

On April 14, 2011, Company One’s CEO, in a phone conversation with representatives of J.P. Morgan, indicated an updated purchase price proposal of approximately $8.30 per share.

On April 14 and April 15, 2011, Monex’s outside legal advisors and TradeStation’s outside legal advisors exchanged responses to certain key issues raised by Monex’s mark-up of the merger agreement, including TradeStation’s continued preference for a tender offer (“two-step”) structure. Monex agreed to the tender offer/two-step structure on April 15.

On April 14, 2011, a representative of J.P. Morgan advised a representative of Deutsche Securities that Monex should plan to submit its revised indication of interest no later than Friday, April 15, 2011, and that TradeStation was aiming to make a final determination early the following week, after negotiating the merger agreement over the weekend with multiple parties.

On April 15, 2011, Monex submitted a revised, written indication of interest stating a proposed purchase price of $9.25 per share.

Also on April 15, 2011, following receipt of Monex’s updated indication of interest, the TradeStation Board held a meeting to discuss in detail the status of the process, noting that they had each been updated individually by TradeStation’s CEO on a weekly basis since the last TradeStation Board meeting. At this meeting, which was also attended by TradeStation’s General Counsel and Chief Financial Officer, representatives of J.P. Morgan and TradeStation’s outside counsel, the TradeStation Board was given an update on, and discussed in detail, the status of all three proposals, including the proposed purchase prices and the conditions of the “mark-ups,” and then discussed proposed next steps.

The TradeStation Board, having considered the substantial difference between the $9.25 purchase price proposed by Monex, and the $8.00 price proposed by Company Two and the $8.30 price orally indicated by Company One, and the terms and conditions of the respective merger agreements based on the “mark-ups,” directed that TradeStation proceed with Monex to try to reach terms and conditions of a mutually-acceptable merger agreement, and that Company One and Company Two be contacted and informed that their indicated purchase prices were not competitive, and would need to be higher than $9.00 per share to be competitive, and that TradeStation needed to understand better the scope of, and estimated time to complete, their remaining due diligence requirements. The TradeStation Board also directed that Company Two be informed that a financing condition or contingency to its obligation to close was likely not acceptable and that TradeStation was concerned about the financing structure as proposed.

On April 15, 2011, following the TradeStation Board meeting, representatives of J.P. Morgan contacted Company One, Company Two and Company Two’s advisors by phone and relayed the messages and questions directed to be conveyed. Company One’s CEO responded that Company One had no interest in considering a purchase price higher than $9.00, and Company One’s participation, for that reason, ended at that time. In the course of these discussions with Company Two and its advisors, Company Two indicated that it would not require its contemplated debt financing to be a condition or contingency to its obligation to close the tender offer or complete the merger, would seek to modify the debt financing so that it would be of less concern to regulators, would narrow its final due diligence requests so that they could be completed by Sunday evening, and would be open to modifying or waiving many of its proposed edits to the merger agreement once it saw TradeStation’s response to its “mark-up.” Also, as directed, TradeStation’s attorneys engaged with Monex’s attorneys to try to complete, as soon and as much as reasonably possible, a merger agreement acceptable to both parties.

Late in the evening of April 16, 2011, a Saturday, Company Two delivered an updated, written indication of interest stating a proposed purchase price of $9.50 per share, and requesting that TradeStation agree to negotiate exclusively with Company Two for a specified period. Based on this response by Company Two, but without agreeing to Company Two’s exclusivity request, TradeStation agreed to respond to Company Two’s remaining due diligence items and send to Company Two a revised merger agreement as quickly as reasonably possible, which it did. Also, by this time, the merger agreement with Monex contained, from TradeStation’s point of view, no remaining issues that could not be quickly resolved.

On April 18, 2011, the TradeStation Board held a meeting that was also attended by TradeStation’s General Counsel and Chief Financial Officer, the J.P. Morgan representatives and TradeStation’s outside counsel. At this meeting, the competing proposals of Monex and Company Two were summarized, followed by a presentation by the General Counsel of the differences between them. Monex, he explained, had substantially agreed to all of TradeStation’s proposed closing conditions and had accepted TradeStation’s most recent proposal for a termination fee (of $9 million, or approximately 2.25% of the then-estimated aggregate purchase price). Company Two, he explained, was asking for a higher termination fee and had not yet agreed to remove all closing conditions relating to its proposed financing structure. He also explained that, whether or not it was a condition to closing, Company Two’s proposed financing structure to pay the purchase price raised certain issues, including possible material delays, with respect to at least one regulator’s approval of the transaction and that Monex’s proposed financing structure did not raise these concerns.

This was followed by a discussion with the J.P. Morgan representatives concerning its financial analysis of TradeStation. The TradeStation Board then directed those on the call to try to obtain, as soon as reasonably possible, both Monex and Company Two’s final proposals on price and all other material terms and conditions of the transaction, and to request a TradeStation Board meeting when that was completed. Also at this meeting, the TradeStation Board directed TradeStation’s CEO to ask the Monex CEO and the Company Two principal with whom he had previously spoken what employment, retention, incentive, management continuity or similar agreements, if any, each would require in connection with the signing of the merger agreement. TradeStation’s CEO confirmed that no discussions on such matters had transpired with either Monex or Company Two (or any other potential acquiror), other than indications from Monex and Company Two that each would likely require an employment or management continuity agreement to be signed with him concurrently with the signing of a merger agreement.

On April 18, 2011, a representative of J.P. Morgan advised a representative of Deutsche Securities that Monex was permitted to negotiate with TradeStation’s CEO regarding post-transaction employment terms, and separately advised Company Two that Company Two was permitted to negotiate with TradeStation’s CEO regarding post-transaction employment terms. Monex, Company Two and TradeStation’s CEO, and their respective legal counsels, separately negotiated those terms from April 18 through April 20, 2011. J.P. Morgan also advised Deutsche Securities and Company Two’s principal that TradeStation soon expected to request “best and final offers” from the parties, and requested additional information on each company’s plans to finance the transaction, including, with respect to Company Two, updated letters from its third-party lenders.

By April 20, 2011, the merger agreement with Monex had been negotiated to its final form and TradeStation had received Company Two’s final proposed “mark-up” of the merger agreement. Accordingly, a TradeStation Board meeting was called for 6:00 pm that evening, and Monex and Company Two were each asked to submit their final purchase price proposals no later than noon, Eastern Time.

On April 20, 2011, Monex submitted an updated purchase price proposal of $9.75 per share shortly before noon, Eastern Time.

On April 20, 2011, Company Two submitted an updated purchase price proposal of $9.75 per share at approximately 5:40 pm, Eastern Time.

At 6:00 pm, Eastern Time, the TradeStation Board meeting began as scheduled. Also in attendance were TradeStation’s General Counsel, Chief Financial Officer and Chief Operating Officer, the J.P. Morgan representatives, and TradeStation’s outside counsel. After a brief discussion of the purchase price proposal updates, the General Counsel described the key differences between the terms and conditions of the Monex and Company Two merger agreements. He explained that the Monex merger agreement contained the minimum required customary conditions to closing and that the termination fee payable to Monex in the event TradeStation accepted a superior proposal (which Monex did not match) would be $9 million, approximately 2.2% of the aggregate purchase price. He then explained that Company Two’s final proposed merger agreement contained a higher termination fee (3% of the aggregate purchase price, or approximately $12.3 million), closing conditions relating to its financing of the purchase price, including that TradeStation have at least $30 million of available cash at closing (to help finance the purchase price as planned by Company Two), and a provision that excused Company Two’s obligation to close if TradeStation’s business experienced a material system outage covering at least two business days between signing and closing. He also explained that Company Two’s proposed financing structure to pay the purchase price would likely result, with respect to at least one regulator’s approval of the transaction, in a longer and more complicated approval process than would Monex’s proposed financing structure.

Next, at this April 20 TradeStation Board meeting, a representative of J.P. Morgan discussed in more detail the final proposals of Monex and Company Two and their respective sources and uses for funding the proposed transaction and their proposed financing structures, and summarized J.P. Morgan’s discussions with Monex regarding Monex’s ability to draw down on its existing credit facilities to fund a portion of the purchase price, and noted that the revised letters concerning the debt financing received that day from Company Two’s third-party lenders contained the same provisions, as conditions to close, that the General Counsel had just described in relation to Company Two’s final proposed merger agreement. The J.P. Morgan representatives then discussed the process that had been conducted to determine any other potential interest in TradeStation. Outside counsel also commented that the amount of Monex’s termination fee should not impede any party who wanted to make a superior proposal from doing so, preserving fully the TradeStation Board’s ability to receive and consider superior proposals, should anyone wish to make one.

Next, another representative of J.P. Morgan reviewed with the TradeStation Board its financial analysis of the proposed transaction. Following this presentation, J.P. Morgan rendered to the TradeStation Board its oral opinion (which opinion was subsequently confirmed in writing) to the effect that, as of the date of its opinion, and subject to and based on the assumptions, procedures, factors, qualifications and limitations set forth in such opinion, the consideration to be paid to the holders of Company Common Stock (other than Monex and any of its affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. A summary of this analysis is provided under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.” The full text of the written opinion of J.P. Morgan is attached as Annex II to this Schedule 14D-9.

Following this, TradeStation’s CEO reported to the TradeStation Board the material terms and conditions of his Management Continuity Agreement that had been negotiated and completed to final form with Monex, and his material compensation terms in Company Two’s proposed management continuity agreement. It was discussed that the terms of the Monex agreement were generally consistent with the CEO’s current compensation structure with TradeStation, and that Company Two’s proposal, which included an equity interest for TradeStation’s CEO in the new company following the merger, was not offered by Monex, and that Company Two’s proposal appeared to be potentially more lucrative for TradeStation’s CEO.

The TradeStation Board then considered whether it was in the shareholders’ best interests for TradeStation to be sold at the present time, taking into account the $9.75 price per share the shareholders would receive, together with the degree of speed and certainty with which that could be accomplished pursuant to the terms of the merger agreement with Monex, and taking into account the termination fee Monex would be entitled to receive in the event TradeStation later received and accepted a superior proposal. After such consideration, the TradeStation Board unanimously approved the sale of the Company Common Stock, via the tender offer/two-step structure, at a $9.75 per share purchase price, and pursuant to all of the terms and conditions set forth in the final form of merger agreement between Monex and TradeStation and, accordingly, approved and adopted the Merger Agreement and each of the transactions set forth in the Merger Agreement. The TradeStation Board and the compensation committee of the TradeStation Board also approved the Management Continuity Agreement, which was to be executed concurrently with the Merger Agreement. The meeting then concluded.

Following the meeting, the transaction documents with Monex were executed and delivered, a joint press release announcement of the transaction by Monex and TradeStation was published shortly thereafter and, at that time, a principal of Company Two was contacted by telephone and advised that TradeStation had entered into the transaction with Monex.

On May 10, 2011, Purchaser commenced the Offer.

Reasons for Recommendation.

The TradeStation Board, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement. In approving the Merger Agreement, including the Offer, the Top-Up Option and the Merger, and declaring them to be advisable, fair to, and in the best interests of, the shareholders of TradeStation, and in recommending that TradeStation’s shareholders tender their shares of Company Common Stock in connection with the Offer and, if required by applicable law, approve the Merger Agreement, the TradeStation Board considered a number of factors, including (1) TradeStation’s current and historical financial condition and results of operations, and its competitive position, strategic options, and prospects (based on new and recently-launched Company initiatives and otherwise), (2) interest rates and other market conditions, and (3) the $9.75 per share cash purchase price in relation to TradeStation’s recent and estimated earnings per share, the recent and more-distant, unaffected market prices of the Company Common Stock, and the likelihood of increases or decreases in the Company Common Stock price in future periods based on a variety of variables. The TradeStation Board viewed and evaluated these factors collectively to support its decision. A description of these factors is set forth below.

The TradeStation Board considered that the $9.75 per share purchase price is:

•

a 32% premium over TradeStation’s closing price on April 20, 2011 (the last full trading day before the TradeStation Board’s approval of the transaction) and a 36% premium over TradeStation’s closing price on April 19, 2011 (the last full trading day prior to the date of the TradeStation Board’s approval of the transaction);

•	a 39% premium over TradeStation’s closing price 30 days prior to the TradeStation Board’s approval of the transaction;

•	a 42% premium over the average of the high and low closing prices of Company Common Stock in both February and March of 2011;

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a 71% premium over the closing price of Company Common Stock on November 4, 2010, the last trading day before the stock price was affected by the November 4, 2010 Schedule 13D filing by affiliates of Interactive Brokers Group and general market speculation that TradeStation could be an acquisition target;

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35 times TradeStation’s 2010 earnings per share (diluted), and 65 times TradeStation’s earnings per share (diluted) excluding the impact of unrealized mark-to-market gains and losses and certain tax refunds and benefits (which TradeStation does not consider important to its core business), as published in TradeStation’s 2011 fourth quarter earnings release of February 11, 2011;

•

57 times the analyst consensus estimate of TradeStation’s 2011 earnings per share (diluted) and 56 times the midpoint of the range of TradeStation’s estimated 2011 earnings per share (diluted) in its 2011 business outlook published February 11, 2011;

•

at the time of the TradeStation Board’s approval (i.e., prior to the announcement of the transaction), substantially higher than TradeStation’s stock price’s 52-week high of $8.44 and 26-week high of $7.53; and

•	the result of a highly-competitive, extended bidding process, and the conduct of a wide market-check, and is higher, by $1.00 per share, than Monex’s initial indicative purchase price.

In evaluating these price factors, the TradeStation Board took into account the portion of TradeStation’s assets that consisted of cash, cash equivalents and marketable securities, and determined that most of those liquid assets were required to be maintained by TradeStation to meet ongoing business and regulatory requirements and therefore did not diminish the size or significance of such change-in-control premiums or multiples.

Given these substantial premiums and very high earnings-per share multiples, the TradeStation Board believed that, to a large extent, expectations that TradeStation’s interest income would in the future increase as result of higher interest rates, and that TradeStation would achieve revenue and net income growth from its new and recently-launched initiatives, had been incorporated to reach the $9.75 per share valuation, and that TradeStation’s shareholders would reap the benefits of receiving that credit in valuation without having to take the risks that those events would not occur (entirely or in part), or having to wait until they did. The TradeStation Board also believed that TradeStation’s first quarter 2011 stock price, which was often higher than $7.00 per share, was likely driven in part by speculation that TradeStation was an acquisition target and by recent market speculation that interest rates were more likely to begin to rise during 2012. In light of this speculation, the TradeStation Board viewed TradeStation’s unaffected stock price in the market prior to the November 4, 2010 Schedule 13D filing as more accurately reflecting the stock’s market value (by excluding the effect of such speculations), and determined that, accordingly, it was important to measure the purchase price premium against that earlier stock price.

In considering whether TradeStation’s shareholders would be better off receiving in the very near future a high premium (whichever stock price reference point was considered) and extremely-high earnings-per-share multiple valuation for their shares, as compared to holding such shares and hoping for a higher value if and when interest rates increased and TradeStation’s new and recent initiatives proved to be successful, the TradeStation Board considered the following risks and unknowns:

•	The relative small size of TradeStation compared to the size of most of its competitors.

•

The numerous issues, uncertainties and risks the Company faced, many outside its control, as set forth in the “risk factors” section of its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and subsequent filings with the SEC.

•	Limited (if any) visibility on if and when interest rates would rise, or other market conditions would improve, and by how much.

•

The large extent to which TradeStation’s planned growth depends on new businesses and business models, such as its new forex offering, prime services and securities lending, and trading in the Eurex markets, in which the Company had little or no prior experience and limited, if any, historical indications of what the timing and level of customer acceptance would be.

The TradeStation Board considered that the transaction, if consummated, would eliminate the risk to the shareholders of any future decrease (or absence of any material increase) in the value of TradeStation due to these risks and uncertainties, future market conditions (which are impossible to predict), or for other reasons, while compensating the shareholders for a significant portion of that yet unrealized and uncertain potential value.

The presentation of J.P. Morgan regarding its analysis of the fairness of the transaction was also carefully considered by the TradeStation Board. In this regard, the TradeStation Board took into account the opinion of J.P. Morgan that, as of April 20, 2011 (the date of its opinion) and based upon and subject to the considerations described in its opinion, the $9.75 per share consideration to be paid to holders of shares (other than Purchaser and Monex) in the Offer and Merger by Purchaser was fair, from a financial point of view, to such shareholders. See “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.” The full text of the written opinion of J.P. Morgan is attached as Annex II hereto.

The TradeStation Board also considered the terms of the Merger Agreement, and found them to be reasonable and favorable to TradeStation and its shareholders. The TradeStation Board’s evaluation of the Merger Agreement took into account the following:

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to TradeStation’s shareholders.

•	The Merger Agreement has customary terms and was the product of arm’s-length negotiations.

•

The tender offer (“two-step”) structure of the transaction is designed to enable the shareholders to receive the cash price pursuant to the Offer in a relatively short time frame (which also reduces the uncertainty during the pendency of the transaction), and is designed to be followed by a cash-out Merger in which shareholders that do not tender in the Offer will receive the same cash price paid in the Offer.

•

The Merger Agreement has provisions that permit TradeStation, without having to pay a prohibitive fee, to terminate the Merger Agreement if the Company receives and wishes to accept an unsolicited superior proposal which Monex refuses to match (and the TradeStation Board’s belief that such termination fee of $9 million, or 2.2%, of the aggregate purchase price is significantly below the 3-4% “market” termination fee agreed upon recently in other mergers and acquisitions regarding publicly-traded sellers). See “Item 2. Identity and Background of Filing Person—Offer—No Solicitation,” “Item 2. Identity and Background of Filing Person—Offer—Termination,” and “Item 2. Identity and Background of Filing Person—Offer—Termination Fee and Expenses” above.

•

The conditions to the Offer and the Merger being completed are few, specific and limited (for example, there is no financing condition or contingency, and no nongovernmental third-party consent or approval is required), and those conditions are not within the control or discretion of Purchaser or Monex and, in the TradeStation Board’s judgment, are likely to be satisfied.

•

Neither the Offer nor the Merger is conditioned upon any member of TradeStation’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Monex, Purchaser or TradeStation and, except for the Employment and Management Continuity Agreement with TradeStation’s CEO (which contains a compensation structure and terms generally similar to the CEO’s current compensation structure and terms with TradeStation) and the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TradeStation,” no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

The foregoing discussion of the information and factors considered by the TradeStation Board is not intended to be exhaustive, but includes the material factors considered by the TradeStation Board, including the substantive and procedural factors considered. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the TradeStation Board did not find it practicable to quantify, and did not quantify, or otherwise assign relative weights to, the specific factors considered in reaching its conclusion. In addition, each of the members of the TradeStation Board applied his or her own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the TradeStation Board also considered the interests certain executive officers of TradeStation may have with respect to the Offer and the Merger that differ from, or are in addition to, their interests as shareholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TradeStation” above. The TradeStation Board unanimously approved the Merger Agreement, and unanimously recommends it to TradeStation’s shareholders, based upon the totality of the information presented to, and considered by, it.

Intent to Tender.

To TradeStation’s knowledge, after making reasonable inquiry, all of TradeStation’s executive officers and members of the TradeStation Board currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially owned by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the approval of the Merger Agreement.

Certain Financial Projections.

TradeStation does not, as a matter of course, make public forecasts or projections as to future performance, earnings or other results beyond the current year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with J.P. Morgan’s role as TradeStation’s financial advisor, TradeStation provided to J.P. Morgan certain financial projections concerning TradeStation for fiscal years 2011 through 2015. TradeStation also provided to Monex in connection with Monex’s due diligence review of TradeStation the financial projections data for fiscal years 2011 through 2015 in the “Full Initiatives Case Projections” table below and the financial projections data for the 2011 fiscal year in the “Core Business Case Projections” table below. TradeStation’s financial projections for these fiscal years were reviewed with the TradeStation Board and were used by J.P. Morgan in connection with its preparation of its opinions and related financial analysis of the transaction. These financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, or generally accepted accounting principles. Neither TradeStation’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to TradeStation’s business, all of which are difficult to predict and many of which are beyond TradeStation’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and would be subject to periodic revisions based on actual experience and business developments if they were evaluated on an ongoing basis (which they are not intended to be). These financial projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results set forth in such financial projections, including, but not limited to, TradeStation’s performance, the marketplace for its products and services, industry performance, general business and economic conditions, market and financial conditions, customer requirements, customer acceptance of new or recently-offered products and services, competition, TradeStation’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed by TradeStation with the SEC. There can be no assurance that the financial projections will be realized, or that actual results will not be significantly higher or lower than projected.

These financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial projections will be affected by TradeStation’s ability to achieve strategic goals, objectives and targets over the applicable periods largely related to new and recently-launched initiatives with respect to which TradeStation has limited, if any, historical experience, in particular, its new model for forex business, its recently-launched prime services and securities lending division, and its recently-launched offer to customers to trade in Eurex markets. The assumptions and estimates upon which these financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, and the level and timing of customer acceptance, all of which are difficult or impossible to predict accurately and many of which are beyond TradeStation’s control. These financial projections also reflect assumptions as to certain business decisions that are subject to change. There can therefore be no assurance that such assumptions and estimates will prove to be accurate. These financial projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such, since actual results may materially differ. Although the financial projections are considered reasonable by TradeStation’s management and reflect what TradeStation’s management believes were the best assumptions, estimates and judgments available at the time, the inclusion of this information should not be regarded as an indication that TradeStation, any of its financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. J.P. Morgan expressed no view as to such financial projections or the assumptions and estimates upon which they were based. None of TradeStation, any of its financial advisors or any affiliates of any of the foregoing intends to update, revise or correct, and each of them disclaims any obligation to update, revise or correct, such projections if they are or become inaccurate (even in the short term). These financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the April 20, 2011 announcement and the effects on TradeStation and its operations of the pending acquisition of TradeStation by Monex.

Accordingly, TradeStation’s shareholders, and investors generally, are cautioned not to place undue reliance on the projected information provided.

These projections (the “full initiatives case” projections and the “core business case” projections, as those terms are defined below) were based on, among other things, the following key assumptions, with respect to TradeStation’s business:

•

assumes flat commission and fees of $5.40 per transaction for brokerage fees and commissions earned from equity transactions and that daily average revenue trades (“DARTs”) for such transactions will grow at an annual rate of 10.6% in 2011 and at an annual rate of 7.5% in each of 2012, 2013, 2014 and 2015;

•

brokerage fees and commissions earned from options transactions assumes flat commission and fees of $11.03 per transaction and that DARTs will grow at an annual rate of 16.6% in 2011 and at an annual rate of 20.0% in each of 2012, 2013, 2014 and 2015;

•

brokerage fees and commissions earned from futures transactions assumes flat commission and fees of $5.37 per transaction and that DARTs will grow at an annual rate of 4.9% in 2011 and at an annual rate of 7.5% in each of 2012, 2013, 2014 and 2015;

•	customer cash balances will grow at annual rate of 4.1% in 2011 and at 5.0% between 2012 and 2015;

•	with respect to net interest income (excluding securities lending), the base interest rate will be 0.72% in 2011 and increase 0.15% per quarter starting the first quarter of 2012; and

•	interest paid on credit balances over $10,000 will increase 0.25% per year starting 2012.

In addition, the “full initiatives case” projections are based on, among other things, the following key assumptions relating to growth initiatives in areas where TradeStation has limited, if any, historical experience and which have not been part of, or a material part of, TradeStation’s business in prior periods:

•

brokerage fees and commissions earned from retail forex transactions will be $7 million in 2011 and will grow at an annual rate of 100% in each of 2012 and 2013 and at an annual rate of 10% in each of 2014 and 2015;

•

brokerage fees and commissions earned from institutional forex transactions will be $4 million in 2011 and will grow at an annual rate of 100% in each of 2012 and 2013 and at an annual rate of 10% in each of 2014 and 2015;

•

brokerage fees and commissions earned from futures and index exchange transactions executed on Eurex Group’s platform will be $4 million in 2011, assuming flat commission and fees of $5.37 per transaction (which is an average of the commissions and fees per transaction), and will experience growth in the number of DARTs at an annual rate of 10% in 2012 and at an annual rate of 5% in each of 2013, 2014 and 2015;

•

brokerage fees and commissions earned from prime brokerage services will be $2 million in 2011 and will grow at an annual rate of 20% in 2012 and at an annual rate of 10% in each of 2013, 2014 and 2015;

•	interest income from securities lending will be $5 million in 2011 and will grow at an annual rate of 20% each year thereafter; and

•

TradeStation University, which provides organized curriculum and “intelligent” learning tracks designed for each trader’s particular interests (asset-based), will generate $1 million in revenue per year in each year from 2011 to 2015.

The projections provided by TradeStation management to J.P. Morgan and Monex, using these assumptions (which include full realization by TradeStation of its new and recent initiatives) included the following for TradeStation on a consolidated basis for the 2011, 2012, 2013, 2014 and 2015 fiscal years (these projections are referred to as the “full initiatives case”).

Full Initiatives Case Projections

	Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
	(Millions of dollars)
Total Revenue	$150	$176	$219	$247	$279
Total Expenses	131	147	158	167	180
Operating Income	18	29	62	80	99
Earnings Before Interest, Taxes, Depreciation and Amortization	27	38	71	87	105
Net Income	11	17	37	49	60

Given the substantial risk associated with deriving revenue and income growth from the new and recent initiatives, TradeStation’s management also provided to J.P. Morgan projections for the 2011, 2012, 2013, 2014 and 2015 fiscal years (and provided to Monex projections for the 2011 fiscal year), which set forth estimates only for its core business (without contributions made by its new and recent initiatives) (these projections are referred to as the “core business case”), that included the following numbers:

Core Business Case Projections

	Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
	(Millions of dollars)
Total Revenue	$133	$141	$160	$182	$206
Total Expenses	123	125	127	133	140
Operating Income	10	16	33	49	66
Earnings Before Interest, Taxes, Depreciation and Amortization	19	25	42	56	73
Net Income	6	9	20	30	40

Opinion of Financial Advisor.

Pursuant to an engagement letter dated December 15, 2010, the Company retained J.P. Morgan as its financial advisor in connection with its consideration of potential strategic alternatives, including the Offer and the Merger and to deliver a fairness opinion in connection therewith.

At the meeting of the TradeStation Board on April 20, 2011, J.P. Morgan rendered its oral opinion to the TradeStation Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the $9.75 per share consideration to be paid to the Company common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its April 20, 2011 oral opinion by delivering its written opinion to the TradeStation Board, dated April 20, 2011, that, as of such date, the consideration to be paid to the Company common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by the TradeStation Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated April 20, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II hereto and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the TradeStation Board, was directed only to the consideration to be paid in the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in the Offer. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated April 20, 2011 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and projections prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company (including certain recent Company initiatives), and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or projections relate. J.P. Morgan expressed no view as to such analyses or projections or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Purchaser and Monex in the Merger Agreement and the related agreements were and will be true in all respects material to J.P. Morgan’s analysis. J.P. Morgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the advice of counsel to the Company and its other advisors. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the Company common stockholders in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of the Offer and the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and the Merger. J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the consideration to be paid to the holders of the Company Common Stock in the Offer and the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. The companies selected by J.P. Morgan were:

•	The Charles Schwab Corporation
•	TD Ameritrade Holding Corporation
•	Interactive Brokers Group, Inc.
•	E*Trade Financial Corporation
•	FXCM Inc.
•	optionsXpress Holdings, Inc.
•	Gain Capital Holdings, Inc.

These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics.

J.P. Morgan derived and compared multiples for the Company and the selected companies, calculated as follows:

•

the firm value divided by publicly available equity research projections of future calendar-year earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2012, which is referred to below as “Firm Value/2012E EBITDA”; and

•	the price per share divided by publicly available equity research projections of future calendar-year earnings per share (“EPS”), for 2012, which is referred to below as “2012E P/E.”

This analysis indicated the following:

Multiple	Low	Mean	Median	High
Firm Value/2012E EBITDA	2.3x	6.9x	7.7x	9.4x
2012E P/E	6.5x	12.7x	13.8x	16.0x

Based on the results of this analysis and other factors which it considered appropriate, J.P. Morgan applied a Firm Value/2012E EBITDA multiple range of 7.0x to 9.0x to Company management’s projected 2012 EBITDA and a 2012E P/E multiple range of 14.0x to 19.0x to Company management’s projected 2012 EPS and then calculated the Company’s implied equity value per share. In performing these calculations, J.P. Morgan used two sets of financial projections prepared by the Company’s management, one assuming a scenario in which all of the Company’s planned initiatives for the relevant period are implemented (the “full initiatives case” as that term is defined above) and one assuming a scenario in which the Company engages in only its current core business (the “core business case” as that term is defined above). See “Item 4. The Solicitation or Recommendation—Certain Financial Projections” above for a description of such financial projections. These calculations yielded implied trading values for the Company’s Common Stock in a range of approximately $3.30 to $8.50 per share. All values presented were rounded to the nearest $0.10. J.P. Morgan noted that the $9.75 price per share in the Offer and the Merger is above that range.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to TradeStations’s business. Specifically, J.P. Morgan reviewed the following transactions:

Acquiror	Target	Date Announced
The Charles Schwab Corporation	optionsXpress Holdings, Inc. (the “OXPS Sale”)	03/21/2011
TD Ameritrade Holding Corporation	thinkorswim Group, Inc.	01/08/2009
The Bank of Nova Scotia	E*TRADE Canada	07/14/2008
INVESTools Inc.	thinkorswim Group, Inc.	02/15/2007
E*Trade Financial Corporation	J.P. Morgan Invest, LLC (doing business as “BrownCo”)	09/08/2005
E*Trade Financial Corporation	Harrisdirect LLC	08/08/2005
Ameritrade Holding Corporation	TD Waterhouse U.S.A.	06/22/2005
Ameritrade Holding Corporation	Datek Online Holdings Corp.	04/06/2002
Ameritrade Holding Corporation	National Discount Brokers Corporation	07/31/2001
Ameritrade Holding Corporation	TradeCast Ltd.	04/02/2001

Using publicly available estimates, J.P. Morgan reviewed the transaction values as a multiple of (i) the target company’s EBITDA for the twelve-month period immediately preceding announcement of the transaction, which is referred to below as “Firm Value/LTM EBITDA,” (ii) the target company’s net income for the twelve-month period immediately preceding announcement of the transaction, which is referred to below as “Firm Value/LTM net income” and (iii) the target company’s net income for the twelve-month period immediately following announcement of the transaction, which is referred to below as “Firm Value/NTM net income.”

This analysis indicated the following:

Multiple	Low	Mean	Median	High	OXPS Sale
Firm Value/LTM EBITDA	5.5x	13.7x	14x	18.5x	12.0x
Firm Value/LTM net income	10.8x	28.0x	28.4x	48.7x	20.5x
Firm Value/NTM net income	10.6x	15.1x	15.1x	19.7x	19.7x

J.P. Morgan applied a range of multiples derived from such analysis to the Company’s EBITDA and net income for the twelve-month period immediately preceding announcement of the transaction and Company management’s projected net income for the twelve-month period immediately after announcement of the transaction using both the full initiatives case and core business case, specifically 12.0-18.0 times in the case of Firm Value/LTM EBITDA, 20.0-34.0 times in the case of Firm Value/LTM net income and 17.5-22.5 times in the case of Firm Value/NTM net income. Based on this analysis, J.P. Morgan arrived at an estimated range of equity values for the Company Common Stock of between $3.40 and $7.50 per share. All values presented were rounded to the nearest $0.10. J.P. Morgan noted that the $9.75 price per share in the Offer and the Merger is above that range.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Company Common Stock. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2011 through 2020 based upon financial projections prepared by the management of the Company for both the full initiatives case and the core business case. J.P. Morgan also calculated a range of terminal asset values of the Company at the end of the 10-year period ending 2020 by applying a perpetual growth rate ranging from 2.0% to 3.0% of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 11.0% to 13.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company of 10% to 13.8%. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company’s estimated 2010 fiscal year-end excess cash, option exercise proceeds and total debt. Based on the foregoing, the discounted cash flow analysis indicated a range of equity values of between $5.40 and $11.00 per share of the Company Common Stock on a stand-alone basis. All values presented were rounded to the nearest $0.10. J.P. Morgan noted that the $9.75 price per share in the Offer and the Merger falls within that range.

Historical Share Price Analysis. J.P. Morgan reviewed the price performance of the shares during various periods. J.P. Morgan also noted that the per share consideration of $9.75 in cash to be paid to the holders of shares in the Offer and the Merger represented:

•	a premium of 36% over the $7.16 closing price per share on April 19, 2011 (the last trading day prior to the date of delivery of J.P. Morgan’s opinion);

•	a premium of 46% over the average closing price per share for the one month prior to April 19, 2011; and

•	a premium of 16% over the highest closing price per share for the 52 weeks ended April 19, 2011.

J.P. Morgan reviewed share price data for the 52-week period ended April 19, 2011, the last trading day prior to announcement. J.P. Morgan observed that, during this period, the closing share price ranged from $5.28 per share to $8.44 per share. J.P. Morgan noted that the $9.75 price per share in the Offer and the Merger is above that range.

J.P. Morgan also reviewed analyst price targets from equity research reports published by BMO Capital Markets, Goldman Sachs, Keefe, Bruyette & Woods, Macquarie, Raymond James, Sandler O’Neill and Sidoti & Company. J.P. Morgan observed that analyst price targets ranged from $6.00 per share to $8.50 per share, as compared to the Offer Price of $9.75 per share.

J.P. Morgan noted that historical stock trading analyses, 52-week trading range and analyst price targets are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, projections and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Offer and the Merger and deliver an opinion to the TradeStation Board with respect to the Offer and the Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and the Merger and the delivery of its opinion, the Company has agreed to pay J.P. Morgan a fee of approximately $5.6 million, $750,000 of which is payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

In addition, J.P. Morgan and its affiliates maintain banking and other business relationships with the Company, Monex and their respective affiliates, for which it receives customary fees. Such services during such period have included providing cash management, custody and collateral management and clearing services. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Monex for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth below, neither TradeStation nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of TradeStation concerning the Offer or the Merger.

Pursuant to an engagement letter agreement dated December 15, 2010, TradeStation engaged J.P. Morgan to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, TradeStation has agreed to pay J.P. Morgan a fee of approximately $5.6 million, $750,000 of which is payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Offer and the Merger. In addition, TradeStation has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws. Additional information pertaining to the retention of J.P. Morgan by TradeStation under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor” is hereby incorporated by reference into this Item 5.

J.P. Morgan and its affiliates maintain banking and other business relationships with the Company, Monex and their respective affiliates, for which it receives customary fees. Such services during such period have included providing cash management, custody and collateral management and clearing services. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Monex for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to shares of Company Common Stock have been effected by TradeStation or, to TradeStation’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, TradeStation is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by TradeStation, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TradeStation or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of TradeStation or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of TradeStation.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the TradeStation Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Golden Parachute Compensation

For information regarding agreements or understandings between executive officers of TradeStation and Monex or Tradestation concerning compensation (whether present, deferred or contingent) that is based on or otherwise relates to the transactions contemplated by the Merger Agreement, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TradeStation” above.

Litigation

On May 3, 2011, a Direct Shareholder Class Action Complaint Based on Breach of Fiduciary Duties titled Don Coish, Individually, and on Behalf of All Others Similarly Situated, Plaintiff, vs. TradeStation Group, Inc., Salomon Sredni, Denise E. Dickins, Michael W. Fipps, Nathan D. Leight, Charles F. Wright, Felix 2011 Acquisition Sub, Inc. and Monex Group, Inc., Defendants, Case No. 11-10195, was filed in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida (the “Coish Complaint”). The Coish Complaint names as defendants TradeStation and the members of the TradeStation Board, as well as Monex and Purchaser. The Coish Complaint alleges, among other things, that members of the TradeStation Board have violated applicable law by breaching their fiduciary duties (including the duties of loyalty, due care and candor) owed to the plaintiff and the proposed class of holders of Company Common Stock (other than the defendants and affiliates thereof) in connection with the proposed acquisition of TradeStation by Monex and Purchaser through a cash tender offer followed by a second step merger, and further alleges that TradeStation, Monex and Purchaser aided and abetted the alleged breaches of fiduciary duties. The Coish Complaint also alleges that the proposed transactions yield an unfair price. The Coish Complaint seeks injunctive relief (including to enjoin consummation of the transactions), rescission of the Merger Agreement and an award of reasonable attorney’s fees and expenses, in addition to other relief. TradeStation believes the allegations of the Coish Complaint lack merit and TradeStation will contest this action vigorously.

On May 5, 2011, a second class action lawsuit containing similar allegations as in the Coish Complaint was commenced by the filing of a Class Action Complaint titled Scott Phillips, individually and on behalf of all others similarly situated, Plaintiff, v. Salomon Sredni, Denise Dickins, Charles Wright, Michael Fipps, Nathan Leight and TradeStation Group, Inc., Defendants, Case No. 11-10506, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida (the “Phillips Complaint”). The Phillips Complaint names as defendants the members of the TradeStation Board, as well as TradeStation. The Phillips Complaint alleges, among other things, that members of the TradeStation Board have breached their fiduciary duties (including the duties of loyalty and due care) owed to the plaintiff and the public shareholders of TradeStation in connection with the proposed acquisition of TradeStation by Monex and Purchaser through a cash tender offer, and further alleges that TradeStation and Monex (although not named as a defendant) aided and abetted the alleged breaches of fiduciary duties by TradeStation’s directors and officers. The Phillips Complaint also alleges that the proposed transaction consideration is inadequate and undervalues TradeStation. The Phillips Complaint seeks injunctive relief (including to enjoin consummation of the transactions), in the event that the transactions are consummated prior to the entry of an injunction, rescission of the transactions and recessionary damages, for the defendants to account to plaintiff and the other class members for all damages caused by them and to account for all profits and any special benefits obtained as a result of their alleged breaches of fiduciary duties, and an allowance for fees and expenses of plaintiff’s attorneys and experts, in addition to other relief. TradeStation believes the allegations of the Phillips Complaint lack merit and TradeStation will contest this action vigorously.

Appraisal Rights

No appraisal rights are available with respect to shares of Company Common Stock tendered and accepted for purchase in the Offer. However, if the Merger is consummated, shareholders who do not tender their shares of Company Common Stock in the Offer will have certain rights under Section 607.1302 of the FBCA to demand appraisal of, and to receive payment in cash of the fair value of, their shares of Company Common Stock, with the additional information concerning appraisal rights (including the text of the relevant provisions of Florida law) and procedures to be delivered to those shareholders at a later date. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the shares of Company Common Stock, as of the Effective Time, required to be paid in cash to such dissenting holders for their shares of Company Common Stock. In addition, such dissenting shareholders would be entitled to receive payment of interest from the date of consummation of the Merger through the date of the payment of the judgment on the amount determined to be the fair value of their shares of Company Common Stock. Such determination could be based upon considerations other than, or in addition to, the market value of the shares of Company Common Stock, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price. If any holder of shares of Company Common Stock who demands appraisal under Florida law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under Florida law, each share of Company Common Stock of such shareholder will be converted into the right to receive the Offer Price. A shareholder may withdraw his demand for appraisal by delivering to TradeStation a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger. If you sell your shares of Company Common Stock in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares of Company Common Stock but, rather, will receive the Offer Price therefor.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Florida law and is qualified in its entirety by reference to Sections 607.1301 through 607.1333 of the FBCA.

Florida Takeover Law

TradeStation is incorporated under the laws of the State of Florida. The FBCA contains two general takeover laws, Sections 607.0901 and 607.0902, each as described in greater detail below.

Section 607.0901 of the FBCA provides that, unless a specified exception is met, an interested shareholder (i.e., a person owning 10% or more of a corporation’s outstanding voting stock) may not engage in an “affiliated transaction” (including, among other things, a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by an affirmative vote of at least two-thirds of the voting shares of the Florida corporation excluding the shares beneficially owned by the interested shareholder.

The restrictions imposed by Section 607.0901 of the FBCA are not applicable under certain circumstances, including when a majority of the disinterested directors approve the transaction. TradeStation’s disinterested directors have unanimously approved and voted in favor of the TradeStation Board’s approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. As a result, the provisions of Section 607.0901 of the FBCA are not applicable to the Offer or the Merger.

Section 607.0902 of the FBCA provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

Section 607.0902 of the FBCA does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition. At the April 20, 2011 meeting of the TradeStation Board, by unanimous vote of all directors, the TradeStation Board approved the acquisition of shares of Company Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. As a result, the provisions of Section 607.0902 of the FBCA are not applicable to the Offer or to the Merger.

TradeStation is not aware of any Florida takeover laws or regulations which are applicable to the Offer or the Merger. If any government official or third party should seek to apply any Florida takeover law or regulation to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and TradeStation, it is anticipated that Purchaser would take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more Florida takeover statutes or regulations is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser and Monex may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Company Common Stock, and Purchaser may be unable to accept for payment or pay for shares of Company Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. See “Item 2. Identity and Background of Filing Person—Offer—Conditions to Offer” for more information.

Florida Short-Form Merger Statute

Assuming completion of the Offer and subject to the terms of the Merger Agreement, the Merger will be completed under the FBCA. It is intended that the Merger will be effected pursuant to the short-form merger provisions contained in Section 607.1104 of the FBCA. Under Section 607.1104 of the FBCA, a parent corporation owning 80% or more of the outstanding shares of each class of a subsidiary corporation may merge itself with the subsidiary corporation without the approval of the subsidiary’s shareholders, subject to compliance with Florida law. If, following the completion of the Offer and any exercise of the Top-Up Option, or any other acquisition of shares of Company Common Stock, Purchaser obtains ownership of more than 80% of the outstanding shares of Company Common Stock (other than treasury shares or shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients), Purchaser, as the owner of 80% or more of the outstanding shares of Company Common Stock and thereby as the “parent corporation” of TradeStation, expects to merge with and into TradeStation according to Section 607.1104 of the FBCA. A merger that is completed in accordance with the requirements of Section 607.1104 does not require approval of the board of directors or shareholders of the subsidiary (in this case, TradeStation). Accordingly, the consent of TradeStation’s shareholders to the Merger would not be required in that context. Assuming Purchaser owns a sufficient number of shares of Company Common Stock to utilize Section 607.1104 of the FBCA, it is anticipated that Purchaser would file the Articles of Merger with the Department of State of the State of Florida (the “Department”) in accordance with Florida law after Purchaser becomes the owner of 80% or more of the outstanding Company Common Stock (as described above) and that the Effective Time of the Merger would occur immediately upon the filing of the Articles of Merger with the Department.

Other State Takeover Statutes

In addition to the Florida takeover statutes discussed above in the section entitled “Florida law,” a number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. TradeStation, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, TradeStation does not know whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, TradeStation believes that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, it is anticipated that Purchaser and Monex would take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser and Monex may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares Company Common Stock, and Purchaser may be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered shares. See “Item 2. Identity and Background of Filing Person—Offer—Conditions to Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of shares of Company Common Stock pursuant to the Offer is subject to such requirements.

Monex and TradeStation each filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on May 10, 2011. The waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer will expire at 11:59 p.m., New York City time, May 25, 2011, unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Monex. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after Monex’s substantial compliance with such request or at such time as Monex may agree with the reviewing agency. Thereafter, closing can be further delayed by the Antitrust Division of FTC only by court order or agreement of TradeStation, Monex and the Antitrust Division or the FTC, as applicable. It is anticipated that Monex would make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. The Antitrust Division or the FTC may also request additional information or documentary material relevant to the Offer from TradeStation. The Antitrust Division or the FTC may issue a Civil Investigative Demand to TradeStation to ensure compliance with any request for additional information or documentary material relevant to the Offer by the expiration of the waiting period.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of Monex’s or TradeStation’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be. See “Item 2. Identity and Background of Filing Person—Offer—Conditions to Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, and “Item 2. Identity and Background of Filing Person—Offer—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

If Purchaser’s acquisition of shares of Company Common Stock is delayed by a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act, Purchaser may extend the Offer without the consent of TradeStation. In addition, Monex and Purchaser have agreed under the Merger Agreement to extend the Offer if, on the then-scheduled expiration date of the Offer, any condition to the Offer (other than the Minimum Tender Condition) set forth in “Item 2. Identity and Background of Filing Person—Offer—Conditions to Offer” above, has not been satisfied and such extension is requested by TradeStation, with the length of such extension period to be determined by Purchaser (or Monex on Purchaser’s behalf). Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser is not required to extend the Offer beyond December 19, 2011.

Foreign Approvals

Monex, TradeStation and their respective subsidiaries conduct certain business outside of the United States. Based upon information provided by Monex and Purchaser, TradeStation is not aware of any notification filings that are required to be made or pre-merger approvals that are required to be obtained under the antitrust and competition laws of other foreign countries.

Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. CFIUS, pursuant to Section 721, has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties do not currently anticipate filing a voluntary notice with CFIUS.

FINRA, FSA and Other Requisite Approvals, Notices and Consents

Applications and notices are being filed with various regulatory authorities and SROs, including applications and notices in connection with the indirect change in control, as a result of the transactions contemplated by the Merger Agreement, of certain subsidiaries directly or indirectly owned by TradeStation. In particular, the indirect changes in control of TradeStation’s broker-dealer subsidiary in the United States and TradeStation’s subsidiary in the United Kingdom are subject to approval by FINRA and FSA, respectively. TradeStation and Monex have filed and submitted, or will shortly file and submit, all applications and notices required to be submitted to obtain these approvals and provide these notices.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Monex, pursuant to the terms of the Merger Agreement, of certain persons to be elected or appointed to the TradeStation Board other than at a meeting of TradeStation’s shareholders.

Vote Required to Approve the Merger.

The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (if required by applicable law) is the only vote of the holders of any of TradeStation’s capital stock potentially necessary in connection with the consummation of the Merger. If, however, following the purchase of shares of Company Common Stock by Purchaser pursuant to the Offer (including after the exercise of the Top-Up Option by Purchaser described below), Purchaser and its affiliates at least 80% of the outstanding shares of Company Common Stock, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of TradeStation.

Top-Up Option.

As part of the Merger Agreement, TradeStation has granted Purchaser the Top-Up Option to purchase from TradeStation up to a number of newly issued shares of Company Common Stock, at a per share purchase price equal to the Offer Price that, when added to the number of shares of Company Common Stock owned by Purchaser, Monex or its wholly-owned subsidiaries immediately (other than treasury shares or shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients) prior to the exercise of such Top-Up Option, constitutes one share more than 80% of the outstanding shares of Company Common Stock, on a fully diluted basis, but not less than one share more than 80% of the outstanding shares of Company Common Stock, on a non-fully diluted basis (but after giving effect to the exercise of such option). The Top-Up Option may be exercised by Purchaser in whole or in part, but will not be exercisable (i) to the extent the number of shares issuable upon exercise of the Top-Up Option would exceed the number of shares of Company Common Stock authorized and unissued or shares of Company Common Stock held in the treasury of TradeStation at the time of exercise of the Top-Up Option (giving effect to shares of Company Common Stock reserved for issuance under the then-outstanding stock options, restricted stock, performance shares and any other rights to acquire shares of Company Common Stock, as if such shares were outstanding), and (ii) if any provision of any applicable law prohibits such exercise of the Top-Up Option or the issuance and delivery of such shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Florida law as described above.

Purchaser may exercise the Top-Up Option at any time at or after the Acceptance Time and prior to the Effective Time. Upon exercise of the Top-Up Option, Monex, Purchaser and TradeStation have agreed to cause the consummation of the Merger to occur as promptly as practicable following the issuance of the top-up shares.

The purchase price for the shares of Company Common Stock that would be issued to Purchaser if Purchaser exercises the Top-Up Option is the number of top-up shares issued multiplied by the Offer Price per share. If Purchaser exercises the Top-Up Option, Purchaser would pay TradeStation the purchase price for the Top-Up Option, at Monex’s election, either (i) entirely in cash or (ii) by paying in cash, an amount not less than the aggregate par value of such top-up shares and by delivering a promissory note in the principal amount of the balance of such purchase price. Such promissory note will bear simple interest at the then prime rate, will mature and principal and all accrued interest will be payable in full on or prior to one year from the date of execution of such promissory note, will be full recourse to Monex and Purchaser, may be prepaid, at any time, in whole or in part, without premium or penalty, and will have no other material terms.

Forward-Looking Statements.

Certain statements made in this Schedule 14D-9 and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on TradeStation’s current expectations and projections about future events. Important factors could cause TradeStation’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including TradeStation’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, respectively, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of TradeStation’s shareholders will tender their shares of Company Common Stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that TradeStation’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that shareholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact TradeStation’s business and financial performance. Moreover, TradeStation operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for TradeStation’s management to predict all risk factors, nor can it assess the impact of all factors on TradeStation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although TradeStation believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither TradeStation nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. TradeStation does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

Additional Information.

Copies of this Schedule 14D-9 (and all other materials filed by TradeStation with the SEC, including the exhibits listed in “Item 9. Exhibits” below that are incorporated by reference to other documents filed with the SEC) are available at no charge from the SEC through its Internet website at www.sec.gov. Investors and TradeStation shareholders may also obtain free copies of the documents filed by TradeStation with the SEC by contacting TradeStation’s Chief Financial Officer, David H. Fleischman, at 8050 SW 10th Street, Suite 4000, Plantation, FL 33324, telephone number (954) 652-7000. Free copies of this Schedule 14D-9 and the Schedule TO, the Offer to Purchase, the Letter of Transmittal and related materials may be obtained from the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, telephone number (888) 750-5834, or from your broker, dealer, commercial bank, trust company or other nominee.

ITEM 9. EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(2)(A)	Letter to shareholders of TradeStation*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9)*

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011, which was its first and earlier filed Form 8-K on that date)

(a)(5)(B)	Opinion of J.P. Morgan Securities LLC, dated April 20, 2011 (included as Annex II to this Schedule 14D-9)*

(a)(5)(C)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO)

(a)(5)(D)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO)

(e)(1)	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011, which was its second and later filed Form 8-K on that date)

(e)(2)	Mutual Nondisclosure Agreement, dated December 8, 2010, between Monex and TradeStation*

(e)(3)	Amendment No. 1 dated March 3, 2011 to the Mutual Nondisclosure Agreement, dated December 8, 2010, between Monex and TradeStation*

(e)(4)	Employment and Management Continuity Agreement, dated as of April 20, 2011, between TradeStation and Salomon Sredni (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011, which was its second and later filed Form 8-K on that date)

(e)(5)	Form of management continuity agreement, dated December 9, 2005, between TradeStation and each of the following executive officers: David H. Fleischman and Marc J. Stone (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed by TradeStation with the SEC on December 12, 2005)

(e)(6)	TradeStation Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement (File No. 333-53222) on Form S-8 filed with the SEC on January 5, 2001)

(e)(7)	Amendment to TradeStation Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005)

(e)(8)	TradeStation Group, Inc. Amended and Restated Incentive Stock Plan (incorporated by reference to Exhibit “B” to TradeStation’s Annual Proxy Statement dated April 28, 2006)

(e)(9)	First Amendment to TradeStation Group, Inc. Amended and Restated Incentive Stock Plan (incorporated by reference to Exhibit 10.6 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006)

Exhibit No.	Description
(e)(10)	TradeStation Group, Inc. Amended and Restated Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit 10.5 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
(e)(11)	TradeStation Group, Inc. Amended and Restated Nonemployee Director Stock Option Plan effective as of March 8, 2007 (incorporated by reference to Exhibit 10.8 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006)
(e)(12)	TradeStation Group, Inc. Amended and Restated Nonemployee Director Stock Option Plan effective as of June 2, 2009 (incorporated by reference to Exhibit 10.1 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)
(e)(13)	TradeStation Group, Inc. Nonemployee Director Incentive Stock Plan effective as of June 1, 2010 (incorporated by reference to Exhibit “B” to TradeStation’s Annual Proxy Statement dated April 27, 2010)
(e)(14)	First Amendment to TradeStation Group, Inc. Nonemployee Director Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)
(e)(15)	Form of Nonemployee Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
(e)(16)	Form of Executive Stock Option Agreement (utilized prior to February 2007) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TradeStation with the SEC on January 7, 2009)
(e)(17)	Form of Executive Officer Stock Option Agreement (utilized since February 2007) (incorporated by reference to Exhibit 10.9 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006)
(e)(18)	Restricted Stock Agreement, dated as of February 20, 2007, between TradeStation and Salomon Sredni (incorporated by reference to Exhibit 10.10 to TradeStation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006)
(e)(19)	Restricted Stock Agreement, dated as of July 24, 2007, between TradeStation and John Roberts (incorporated by reference to Exhibit 10.1 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(e)(20)	Form of Restricted Stock Agreement, dated as of July 27, 2007, between TradeStation and an executive officer (each of Marc J. Stone, David H. Fleischman and T. Keith Black) (incorporated by reference to Exhibit 10.2 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(e)(21)	Form of Executive Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to TradeStation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)
(e)(22)	Form of Indemnification Agreement for TradeStation directors and executive officers*
(e)(23)	Articles of Incorporation, as amended by Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement (File No. 333-34922) on Form S-4 filed with the SEC on April 17, 2000)
(e)(24)	Second Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registration Statement (File No. 333-34922) on Form S-4 filed with the SEC on November 21, 2000)
(e)(25)	Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement (File No. 333-34922) on Form S-4 filed with the SEC on April 17, 2000)
(g)	Not applicable

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADESTATION GROUP, INC.

By:	/s/ Salomon Sredni

Name:	Salomon Sredni
Title:	Chief Executive Officer

Dated: May 10, 2011

ANNEX I

TRADESTATION GROUP, INC.

TradeStation Building

8050 S.W. 10th Street, Suite 4000

Plantation, Florida 33324

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about May 10, 2011 to holders of record of common stock, par value $0.01 per share (“Shares” or “Common Stock”), of TradeStation Group, Inc., a Florida corporation (the “Company,” “we,” “us” or “our”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Monex Group, Inc., a Japanese corporation (“Monex”), and Felix 2011 Acquisition Sub, Inc., a Florida corporation (the “Purchaser”) which is a wholly-owned subsidiary of Monex, to acquire all of the issued and outstanding Shares. You are receiving this Information Statement in connection with the possible appointment of persons designated by Monex without a meeting of the Company’s shareholders to at least a majority of the seats on the Company’s board of directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011, by and among Monex, the Purchaser and the Company (the “Merger Agreement”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT AND THE SCHEDULE 14D-9 CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 10, 2011 to purchase all of the issued and outstanding Shares for $9.75 per Share, in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight, New York City time, on the night of June 7, 2011 (such initial expiration time, or such later date and time to which such initial expiration time may be extended pursuant to the Merger Agreement, is referred to as the “Expiration Time”). As promptly as reasonably practicable after the Expiration Time, subject to the terms and conditions set forth in the Merger Agreement and the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Monex and the Purchaser with the Securities and Exchange Commission (the “SEC”) on May 10, 2011.

Following consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Monex. Upon completion of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), excluding those Shares that are held by Monex, the Purchaser, the Company or their wholly-owned subsidiaries, or by shareholders who properly exercise their dissenters’ rights under the Florida Business Corporation Act (the “FBCA”), will be converted into the right to receive the Offer Price. Consummation of the Merger is subject to completion of the Offer, the absence of any legal prohibition and, if necessary, approval by the Company’s shareholders.

The Merger Agreement provides that, after the date that the Purchaser accepts Shares for payment pursuant to the Offer (the “Offer Closing”), Monex will be entitled to designate the number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the percentage of Shares then owned by Monex and the Purchaser (giving effect to the Shares purchased pursuant to the Offer), to the total number of Shares outstanding. Promptly following a request by Monex, the Company is required under the Merger Agreement to cause the individuals designated by Monex to be elected or appointed to the Board, including either by increasing the size of the Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Monex to be elected or appointed to the Board, and to take all action necessary to cause the individuals so designated by Monex to constitute substantially the same percentage (rounding up where appropriate) as is on the Board, on the board of directors of each subsidiary of the Company and on each committee of the Board and of the board of directors of each subsidiary of the Company to the fullest extent permitted by all applicable laws, including the rules of NASDAQ. Prior to the Effective Time, the Board must always have at least one member who was a member of the Board immediately prior to such designation by Monex (any such directors who were members of the Board prior to such designation by Monex, the “Continuing Directors”).

Following the election or appointment of Monex’s designees and until the Effective Time, the approval of the Continuing Directors (or the approval of the sole Continuing Director if there will only be one) will be required to authorize (and such authorization will constitute the authorization of the full Board):

•	any termination of the Merger Agreement by the Company;

•	any amendment or modification of the Merger Agreement requiring action by the Board or otherwise;

•	any extension of time for performance of, or waiver of, any of the obligations or other acts of Monex or the Purchaser under the Merger Agreement; or

•

any waiver of full compliance or default with respect to any of the representations, warranties, covenants, agreements or conditions contained in the Merger Agreement for the benefit of the Company and/or its shareholders, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, the holders of Shares (other than Monex or the Purchaser).

The information contained in this Information Statement concerning Monex, the Purchaser and Monex’s designees to the Board has been furnished to the Company by the Purchaser and Monex, and the Company assumes no responsibility for the accuracy or completeness of such information.

MONEX DESIGNEES TO THE BOARD

Monex has informed the Company that it will choose its designees to the Board from the list of persons set forth below. The below table, prepared with information furnished to the Company by the Purchaser and Monex, sets forth, with respect to each individual who may be designated by Monex as one of its designees to the Board, the name, age of the individual as of May 10, 2011, present principal occupation with Monex and employment history during the past five years. Monex and the Purchaser have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address and telephone number of each such individual is c/o Monex Group, Inc., Pacific Century Place Marunouchi 19F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan, telephone number 011-81-3-6212-3750.

The Purchaser and Monex have each advised the Company that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. In addition, to the knowledge of the Purchaser and Monex, none of such individuals, and no associate of any such individuals, is a party adverse to the Company or any of its subsidiaries in any proceeding or has a material interest adverse to the Company or any of its subsidiaries.

Name; Country of Citizenship	Age	Present Principal Occupation or Employment; Positions Held During the Past Five Years
Oki Matsumoto Japan	47

Representative Director, Chairman and CEO (Member of the Board of Directors), Monex Group, Inc.

In April 1999, Mr. Matsumoto jointly established Monex, Inc. with Sony Corporation. Monex, Inc. integrated its management with Nikko Beans Inc. in August 2004, forming Monex Beans Holdings, Inc. (currently Monex Group, Inc.), of which Mr. Matsumoto became the Representative Director, Chairman and CEO. Mr. Matsumoto also serves as the Representative Director, President and CEO of Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.

In addition, Mr. Matsumoto currently serves as an External Director for the Tokyo Stock Exchange Group, Inc., Tokyo Stock Exchange Inc., Shinsei Bank, Limited and Kakaku.com, Inc.

Tadasu Kawai Japan	70

Managing Director (Member of the Board of Directors), Monex Group, Inc.

Mr. Kawai was appointed as full-time member of the Board of Auditors when Monex Group, Inc. was established in August 2004. He assumed his current position in June 2009. Mr. Kawai also serves as a Director of Monex FX, Inc., a foreign exchange trading company and a subsidiary of Monex Group, Inc.

Jun Makihara Japan	53

Director (External Member of the Board of Directors), Monex Group, Inc.

Mr. Makihara has served as the Chairman of Neoteny Co. Ltd., an investment firm, since July 2000. Mr. Makihara assumed his current position at Monex Group, Inc. in June 2006. Mr. Makihara has also served as an External Director of RHJ International since March 2005 and was an External Director of Global Dining, Inc. between March 2002 and March 2009.

Masaki Ueda Japan	47

Executive Director, Chief Financial Officer, Monex Group, Inc.

Mr. Ueda joined Monex, Inc. in September 1999 and served as General Manager, Financial Controllers. He was appointed General Manager, Accounting Department, when Monex Group, Inc. was established in August 2004. Mr. Ueda was Director of Orix Securities Corporation (currently Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.) from March to April 2010. After serving as General Manager, Financial Control Department, he was appointed Executive Director in April 2010 and assumed his current position as Executive Director and Chief Financial Officer of Monex Group, Inc. in February 2011.

Takashi Oyagi Japan	42

Executive Director, Chief Strategic Officer, Monex Group, Inc.

In April 1999, Mr. Oyagi joined Monex, Inc. as a founding member and served various positions including Chief Administrative Officer until December 2003. After working for Deutsche Bank Securities, Inc. between May 2004 and July 2007, Mr. Oyagi established MBH America, Inc. (a subsidiary of Monex Group, Inc., engaged mainly in research) in August 2007, taking the CEO and President position he still holds today. Mr. Oyagi was appointed Executive Director of Monex Group, Inc. in July 2009 and assumed his current position as Executive Director and Chief Strategic Officer in February 2011.

None of the foregoing director designees is a current director of, or currently holds any position with, the Company. Monex and the Purchaser have each advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the foregoing director designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Monex and the Purchaser have each advised the Company that, to its respective knowledge, none of the director designees has any family relationship with any current director, executive officer or key employee of the Company.

It is expected that Monex’s designees to the Board may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the designees will constitute at least a majority of the available positions on the Board. On May 9, 2011, Mr. Nathan D. Leight submitted his irrevocable resignation from the Board, which resignation is conditioned upon the Offer Closing occurring and the Company’s acceptance thereof.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s shareholders. Each Share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of April 20, 2011, 40,138,397 Shares of Common Stock were issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of April 20, 2011 by (i) each person who is known to us to own beneficially more than 5% of our Common Stock, (ii) each of our directors, (iii) our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers who were serving as executive officers at the end of the 2010 fiscal year (the “Named Executive Officers”), and (iv) all directors and executive officers as a group. Except as otherwise described in the footnotes below, we believe that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such Shares.

	Shares Beneficially Owned (1)
Name of Beneficial Owner (1)	Shares	Restricted Shares (2)	Vested Options	Total Shares	Percent
FMR LLC (3)	6,055,599	—	—	6,055,599	15.1%
BlackRock, Inc. (4)	4,006,578	—	—	4,006,578	10.0%
Barclays Global Investors, NA (5)	2,615,669	—	—	2,615,669	6.5%
IBG LLC (6)	2,567,522	—	—	2,567,522	6.4%
The Bank of New York Mellon Corporation (7)	2,323,415	—	—	2,323,415	5.8%
Royce & Associates, LLC (8)	2,190,000	—	—	2,190,000	5.5%
Salomon Sredni	750	331,078	558,717	890,545	2.2%
T. Keith Black	170,546	86,888	101,555	358,989	*
David H. Fleischman	17,500	91,019	149,947	258,466	*
Charles F. Wright (9)	172,609	9,360	23,334	205,303	*
Marc J. Stone	—	77,236	71,547	148,783	*
John Roberts	—	92,466	48,800	141,266	*
Michael W. Fipps (10)	750	9,360	23,334	33,444	*
Denise Dickins	250	9,360	23,334	32,944	*
Nathan D. Leight	—	9,360	8,334	17,694	*
All executive officers and directors as a group (11 persons) (11)	362,405	766,733	1,060,642	2,189,780	5.3%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC that deem Shares to be beneficially owned by any person who has or shares voting or investment power with respect to such Shares. It also includes options held by executive officers and/or directors which are exercisable within 60 days of April 20, 2011. These options are included in the column “Vested Options” above.
(2)	Restricted Shares include 678,687 Shares which were granted to Messrs. Sredni, Black, Fleischman, Stone and Roberts. Of these Shares, 152,439 Shares granted to Mr. Sredni on February 20, 2007 and 9,868 Shares granted to Mr. Roberts on July 24, 2007 vest ratably in annual increments over a five-year period and include 100% vesting acceleration upon death, disability and change in control of the Company. The remaining 516,380 Shares vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary and include 100% vesting acceleration upon retirement, death, disability and change in control of the Company. All of the restricted Shares include voting rights. If an officer’s employment terminates prior to full vesting (other than termination by reason of death or disability or following a change in control), he will automatically forfeit, and the Company will reacquire, the unvested Shares for no consideration.
(3)

All information regarding FMR LLC (“FMR”) and its affiliates is based on information disclosed in a Schedule 13G/A filed by FMR with the SEC on February 14, 2011. FMR maintains offices at 82 Devonshire Street, Boston, Massachusetts 02109. FMR is a parent holding company, which through its ownership of Fidelity Small Cap Value Fund, Fidelity Management & Research Company, and its affiliation with Pyramis Global Advisors Trust Company, Pyramis Global Advisors, LLC and FIL Limited, was the beneficial owner of 6,055,599 Shares, over all of which it had sole dispositive power and over 2,637,625 of which it had sole voting power. Such filing further indicates that the Shares were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

(4)	All information regarding BlackRock, Inc. (“BlackRock”) and its affiliates is based on information disclosed in a Schedule 13G/A filed by BlackRock with the SEC on March 11, 2011. BlackRock maintains offices at 40 East 52nd Street, New York, NY 10022. BlackRock was the beneficial owner of 4,006,578 Shares over all of which it had sole dispositive and voting power. Such filing further indicates that the Shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(5)	All information regarding Barclays Global Investors, NA (“Barclays”) and its affiliates is based on information disclosed in a Schedule 13G filed by Barclays and affiliates with the SEC on February 5, 2009. Barclays maintains offices at 400 Howard Street, San Francisco, CA 94105. Barclays, together with its affiliates Barclays Global Fund Advisors and Barclays Global Investors, Ltd, was the beneficial owner of 2,615,669 Shares, over all of which it had sole dispositive power and over 2,049,805 of which it had sole voting power. Such filing further indicates that the Shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(6)	All information regarding IBG LLC and its affiliates is based on information disclosed in a Schedule 13D filed jointly by IBG LLC, IBG Holdings LLC and Thomas Peterffy (collectively, “IBG”) with the SEC on November 4, 2010. IBG maintains offices at One Pickwick Plaza, Greenwich, CT 06830. IBG was the beneficial owner of 2,567,522 Shares over all of which it had sole dispositive and voting power. Such filing further indicates that, while IBG did not, as of the date of such Schedule 13D, have any plans or proposals which would relate to or result in any transaction that would have the effect of changing or influencing the control of the Company, IBG would continue to analyze their investment in the Company and reserved the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company, and that IBG could in the future formulate plans or proposals which would relate to or result in a transaction that would have the effect of changing or influencing the control of the Company.
(7)	All information regarding The Bank of New York Mellon Corporation (“BoNY”) and its affiliates is based on information disclosed in a Schedule 13G filed by BoNY with the SEC on February 4, 2011. BoNY maintains offices at One Wall Street, 31st Floor, New York, New York 10286. BoNY, together with its affiliates, The Bank of New York Mellon, BNY Mellon, National Association, The Boston Company Asset Management LLC, The Dreyfus Corporation, Mellon Capital Management Corporation, The Bank of New York Mellon Corporation, MAM (MA) Holding Trust, MBC Investment Corporation and Pershing Group LLC, was the beneficial owner of 2,323,415 Shares, over all of which it had sole dispositive power and over 2,303,969 of which it had sole voting power. Such filing further indicates that the Shares were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
(8)	All information regarding Royce & Associates, LLC (“Royce”) and its affiliates is based on information disclosed in a Schedule 13G/A filed by Royce with the SEC on January 25, 2011. Royce maintains offices at 745 Fifth Avenue, New York, NY 10151. Royce was the beneficial owner of 2,190,000 Shares over all of which it had sole dispositive and voting power. Such filing further indicates that the Shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(9)	Total Shares include 2,500 Shares held as custodian for the benefit of the sons of Charles F. Wright.
(10)	Total Shares include 500 Shares held by the spouse of Michael W. Fipps with respect to which Mr. Fipps disclaims beneficial ownership.
(11)	Restricted Shares and total Shares include 50,606 restricted Shares and vested options and total Shares include 51,740 vested options held by two executive officers, William P. Cahill and Edward H. Codispoti, who are not Named Executive Officers.

DIRECTORS AND EXECUTIVE OFFICERS

The current directors and executive officers of the Company and their respective ages and positions with the Company as of May 10, 2011 are as follows:

NAME	AGE	POSITION WITH THE COMPANY
Salomon Sredni	43	Chief Executive Officer and President and Director
David H. Fleischman	65	Chief Financial Officer, Vice President of Finance and Treasurer
Marc J. Stone	50	General Counsel, Vice President of Corporate Development and Secretary
John Roberts	59	Chief Operating Officer
William P. Cahill	61	Vice President of Brokerage Operations; and President and Chief Operating Officer, TradeStation Securities
T. Keith Black	48	Vice President of Product Development, TradeStation Technologies
Edward H. Codispoti	40	Chief Accounting Officer, Corporate Controller and Vice President of Accounting
Denise Dickins (1,2,3,4)	49	Director
Michael W. Fipps (1,2)	68	Director
Nathan D. Leight (1,3)	51	Director
Charles F. Wright (2,3)	60	Director

(1)	Member of the nominating committee of the Board.
(2)	Member of the audit committee of the Board.
(3)	Member of the compensation committee of the Board.
(4)	Lead Director.

Subject to earlier resignation or death, the directors hold office until the next annual meeting of shareholders. Executive officers serve at the discretion of the Board. To the knowledge of the Company, none of the directors or officers of the Company, and no associate of any such individuals, is a party adverse to the Company or any of its subsidiaries in any proceeding or has a material interest adverse to the Company or any of its subsidiaries.

T. KEITH BLACK was appointed Vice President of Product Development for TradeStation Technologies in February 2007. Prior to that, from October 1999 through February 2007, he served as Vice President of Server Technology for TradeStation Technologies. Before joining the Company, from October 1991 through October 1999, Mr. Black was a co-founder and President of Window On WallStreet, Inc., which was acquired by the Company in October of 1999. Prior to founding Window On WallStreet, Mr. Black served, from 1985 through October 1991, as a Senior Software Engineer or Software Consultant for various companies, including Electronic Data Systems (EDS), Micrografx, Inc., and Software AG, USA. Mr. Black received a bachelor’s degree in Computer Science from the University of North Texas in 1985.

WILLIAM P. CAHILL has served as Chief Operating Officer of TradeStation Securities, the Company’s principal operating subsidiary, since 2004 and, in January 2009, was also appointed President of TradeStation Securities. In addition, Mr. Cahill has served as the Company’s Vice President of Brokerage Operations since October 2008. Over his long career in the brokerage industry, Mr. Cahill has served as chief operating officer and in similar senior management roles with various brokerage firms. From 2001 to 2004, Mr. Cahill served as Senior Vice President, Operations Analysis, of Fahnestock & Co., Inc. From 1999 to 2001, Mr. Cahill served as Chief Operating Officer of Wyse Securities, a division of Pyramid Financial Corporation. From 1998 to 1999, Mr. Cahill served as Managing Director of Operations for the Montgomery Division of Banc of America Securities LLC. From 1992 to 1998, Mr. Cahill served as Vice President, Operations, of J.P. Morgan Securities Inc. and, from 1984 to 1992, Mr. Cahill served as Vice President, Operations, of Newbridge Securities Inc. He studied finance at The New York Institute of Finance.

EDWARD H. CODISPOTI has served as the Company’s Corporate Controller and Vice President of Accounting since September 2007 and was also named the Company’s Chief Accounting Officer in February 2010. From April 2003 to June 2007, and from March 1997 to August 1999, Mr. Codispoti served in various financial capacities for Kos Pharmaceuticals, Inc. and Subsidiaries, then a publicly-held pharmaceutical company, including serving as Vice President of Financial Reporting and Assistant Controller. Mr. Codispoti’s other financial positions have been with Independent Purchasing Cooperative, Inc. and Marex, Inc. Mr. Codispoti began his career at Arthur Andersen, LLP. He is a Certified Public Accountant, and a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. Mr. Codispoti earned his Bachelor of Accounting and Master of Accounting degrees from Florida International University.

DENISE DICKINS joined the Board, and became a member of the audit committee and the nominating committee, in July 2005. Ms. Dickins was appointed to the compensation committee in March 2009 and as Lead Director in February 2010. Since August 2006, Ms. Dickins has served as an Assistant Professor of Accounting at the College of Business at East Carolina University and, from 2002 through August 2006, was an Instructor of Accounting and Auditing at Florida Atlantic University. From 1994 until August 2002, Ms. Dickins was a partner at Arthur Andersen LLP, a public accounting firm, which included serving as the partner-in-charge of its South Florida Audit Division between 1999 and 2002 and as the audit engagement partner for the Company (and its predecessor) from 1995 until 2001. Prior to becoming a partner at Arthur Andersen, Ms. Dickins was employed, beginning in August 1983, as an accountant at Arthur Andersen. Ms. Dickins is a Certified Public Accountant and Certified Internal Auditor who has a doctoral degree in Business Administration from Florida Atlantic University and a bachelor’s of science degree in Accounting and Finance from Florida State University. Ms. Dickins has had no involvement with the Company’s audits or outside auditors (other than in her role as a member of the audit committee) since the Company terminated its relationship with Arthur Andersen in May 2002. Since 2007, Ms. Dickins has been a member of the board of directors and a member of the audit committee of Watsco Incorporated. In June 2009, Ms. Dickins became a member of the board of directors and a member of the audit committee of Steiner Leisure Ltd and, in 2010, she became a member of its compensation committee. Ms. Dickins has extensive experience with financial reporting and corporate governance issues, including instructing, researching and publishing articles on these topics, which provides a unique perspective to the Board.

MICHAEL W. FIPPS joined the Board, and became a member of the audit committee, in March 2002, and became a member of the nominating committee upon its creation in July 2005. From April 2007 until March 2011, Mr. Fipps served as the Chief Financial Officer of Osmotica Pharmaceutical Corp., where he had been a consultant since August 2006. Prior to becoming the Chief Financial Officer of Osmotica, Mr. Fipps was semi-retired for approximately ten years, working occasionally as an independent consultant, including associations with Osmotica and Endeavor Pharmaceuticals (from April 2002 to July 2003), both privately-held specialty pharmaceutical companies, and Connally and Associates (from December 1998 through April 2000), a profit recovery firm. From June 1994 to October 1997, he served as Chief Financial Officer and Senior Vice President of IVAX Corporation, then a publicly-held pharmaceutical company. Before joining IVAX, Mr. Fipps served, from 1973 to 1994 (with the last 10 years of that period as Vice President-Finance and Treasurer), in various positions with Bergen Brunswig Corporation, a large wholesale distributor of prescription pharmaceuticals and other health care products. Mr. Fipps is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He has a bachelor’s of arts degree from University of North Carolina. Mr. Fipps’ experience serving as Chief Financial Officer of both publicly traded and closely held corporations provides valuable knowledge and insight to the Board.

DAVID H. FLEISCHMAN joined the Company as Chief Financial Officer, Vice President of Finance and Treasurer in February 2001. Prior to joining the Company, Mr. Fleischman was engaged as a Director of Crossroads LLC, a firm that provides financial and management expertise and services to companies seeking to maximize the efficiencies and performance of their management teams. From January 1997 until September 2000, Mr. Fleischman served as Senior Vice President, Chief Financial Officer and member of the board of advisors of The SeaSpecialties Group, a company that produced products in the seafood industry. From 1992 to 1996, he served as Senior Vice President and Treasurer of The Kislak Organization—J.I. Kislak, Inc., an

organization that, during those years, included the largest privately-held mortgage-banking company in the United States. From 1983 to 1992, Mr. Fleischman served as a Director, Vice President and Chief Financial Officer of the U.S. group of Berisford International plc, a publicly-held United Kingdom company. From 1969 to 1983, he held several positions with subsidiaries of Midland Bank plc, including London American Finance Corporation and Drake America Corporation. He began his career in 1967 in the audit division of a predecessor firm of Ernst & Young LLP. Mr. Fleischman has a bachelor’s of science degree in accounting from The New York Institute of Technology.

NATHAN D. LEIGHT joined the Board, and became a member of both the compensation committee and the nominating committee, in June 2009. Mr. Leight is the co-founder and a managing member of Terrapin Partners, LLC and a co-founder and a managing member and the Chief Investment Officer of Terrapin Asset Management, LLC. Terrapin Partners, LLC, established in 1998, is a private investment management firm focused on private equity investing. Terrapin Asset Management, LLC, established in March 2002, focuses primarily on the management of multi-manager hedge fund portfolios. From September 1998 to March 1999, Mr. Leight served as the interim Chief Executive Officer of e-STEEL L.L.C., an industry-specific business-to-business software enterprise, and from January 2000 to May 2002, he served as interim Chief Executive Officer of VastVideo, Inc., a provider of special interest video content and related technology to Web sites and interactive television operators. Both e-STEEL and VastVideo were Terrapin Partners, LLC portfolio companies. From February 1995 to August 1998, Mr. Leight was employed by Gabriel Capital LP, a hedge fund with assets exceeding $1 billion specializing in investing in bankruptcies, under-valued securities, emerging markets, and merger arbitrage, and from February 1995 to August 1997, he served as its Chief Investment Officer. From December 1991 to February 1995, Mr. Leight served as a managing director of Dillon Read & Co., a private investment firm, where he oversaw the firm’s proprietary trading department. Mr. Leight received an A.B. from Harvard College (cum laude). Mr. Leight was a member of the board of directors of Aldabra Acquisition Corporation until it merged with Great Lakes Dredge & Dock Corporation in 2006, at which time he became a member of the board of directors of Great Lakes Dredge & Dock Corporation. Mr. Leight has also been a member of the board of directors of Boise, Inc. since 2007. Mr. Leight’s years of experience in asset and hedge fund management provide the Board with the perspectives of some of the Company’s current and potential institutional clients.

JOHN ROBERTS joined the Company in July 2007 as Chief Marketing Officer and was named Chief Operating Officer effective January 2009. From 2004 to 2007, Mr. Roberts served as Chief Marketing Officer and a Managing Director of the Chicago Mercantile Exchange (CME), the world’s largest financial exchange, serving as its first Chief Marketing Officer following its initial public offering. From 1999 to 2004, Mr. Roberts was a Managing Director of Barclays Global Investors (BGI), serving as Head of Marketing and Communications from 2000 to 2004. Prior to BGI, Mr. Roberts served, from 1988 to 1999, as Senior Vice President, Marketing, of the Chicago Board Options Exchange (CBOE), where he directed worldwide business development, and helped create the Options Industry Council, a recognized leader in options education. Mr. Roberts’s other marketing positions have been with Citicorp Savings of Florida, Campbell Soup Company, and General Mills. Mr. Roberts has an MBA degree in Marketing from Amos Tuck School and a bachelor’s degree in math and economics from Dartmouth College.

SALOMON SREDNI joined the Company in December 1996 as its Vice President of Operations and Chief Financial Officer and was named Treasurer and a director in July 1997. In August 1999, he was named President and Chief Operating Officer and became Chief Executive Officer and President in February 2007 and Chairman of the Board in July 2009. Mr. Sredni also serves as a director of the TradeStation Securities, TradeStation Technologies and TradeStation Forex subsidiaries. Before joining the Company, Mr. Sredni was, from August 1994 to November 1996, Vice President of Accounting and Corporate Controller at IVAX Corporation, then a publicly-held pharmaceutical company. From January 1988 to August 1994, he was with Arthur Andersen LLP, a public accounting firm. Mr. Sredni is a Certified Public Accountant, and a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. He has a bachelor’s degree in accounting from The Pennsylvania State University. Mr. Sredni’s day to day leadership, as the Company’s Chief Executive Officer and President, provides the Board with in-depth knowledge of the Company’s operations.

MARC J. STONE joined the Company in May 1997 as its General Counsel, Vice President of Corporate Development, and Secretary. Mr. Stone also serves as a director of the Company’s four subsidiaries, TradeStation Securities, TradeStation Technologies, TradeStation Europe Limited and TradeStation Forex, and as an executive registered principal of TradeStation Securities, the Company’s principal operating subsidiary. From January 1993 to May 1997, Mr. Stone was a partner at the predecessor law firm of Bilzin Sumberg Baena Price & Axelrod LLP, which currently serves as the Company’s regular outside counsel. Mr. Stone has a bachelor’s degree with concentrations in English and American Literature and in Theatre Arts and Dramatic Literature from Brown University, and received his law degree from University of California (Boalt Hall) School of Law at Berkeley. Mr. Stone is a member of the Bar of the State of New York, The Florida Bar, the American Bar Association and the New York State Bar Association.

CHARLES F. WRIGHT joined the Board in June 2001, at which time he also became a member of the compensation committee, and served as a member of the audit committee from June 2001 through July 2005. Mr. Wright was reappointed to the audit committee in March 2009. Mr. Wright is the Chairman of Fall River Group, Inc., which owns and operates a group of foundries in Wisconsin. He has been Chairman since 1984, and has been associated with Fall River Group since 1973. He is also the Chairman and a Principal of Fall River Capital, LLC, an investment advisory firm that specializes in the trading of global financial and natural resource futures. He has held these positions since 1999. Since 1997, Mr. Wright has also been Chairman and a co-owner of Quaestus & Co., Inc., a merchant banking firm located in Milwaukee, Wisconsin. From November 2001 through June 2005, he was Chairman and co-owner of Kilbourn Capital Management, Inc., which managed the Kilbourn Diversified Strategy Fund, a hedge fund of funds. From 1992 until its acquisition by Cumulus Media, Inc. in 1997, Mr. Wright served as Chairman of Caribbean Communications Company Ltd., a developer and operator of a radio network throughout the English-speaking Caribbean Islands. Mr. Wright serves on the board of directors of Goodwill Industries of Southeastern Wisconsin and Metropolitan Chicago, Second Harvest Food Bank Foundation, and Good Hope School in St. Croix, U.S. Virgin Islands. Mr. Wright is registered with the CFTC and the NFA as a Commodity Trading Advisor, and holds a master’s degree in Business Administration from Harvard University Graduate School of Business. Prior to joining the Board, Mr. Wright occasionally performed consulting services for the Company, the last payments for which were made in 1999, two years before he joined the Board. Through his prior years of service on the Board and his experiences with Fall River Capital, LLC, Mr. Wright has many years of knowledge of the challenges and opportunities presented to both the Company and the Company’s industry.

Director Independence

The Board currently includes four nonemployee, independent members (“independent directors”)—Denise Dickins, Michael W. Fipps, Nathan D. Leight and Charles F. Wright. Ms. Dickins, Mr. Fipps, Mr. Leight and Mr. Wright are all independent directors, as defined under Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market. A majority of our Board members are independent directors, as four out of the five members of the Board qualify as independent under the NASDAQ listing standards and the rules of the SEC. No director is considered independent unless the Board affirmatively determines that the director has no material relationship with the Company (directly, or as a partner, shareholder or officer of an organization that has a relationship with the Company) that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Also, all members of the Board’s audit, compensation and nominating committees are independent directors. Members of the audit committee must (and do) meet the criteria established for audit committee service by all applicable federal and state laws, rules and regulations, and those of any agency, regulatory body or self-regulatory body (including NASDAQ) that are applicable to the Company.

Board Leadership Structure

The current Board Chairman is also the current CEO. In addition, the independent directors have designated an independent Lead Director. The independent directors believe that the Company’s current model of the combined Chairman/CEO role in conjunction with the Lead Director position is the appropriate leadership structure at this time. The independent directors believe that the combined Chairman/CEO model is a leadership model that has served our shareholders well for many years, that provides clarity as to corporate leadership and accountability, and that promotes efficient and effective communication between management and the Board. In addition, the independent directors believe that Mr. Sredni’s long tenure and experience with the Company makes him the most qualified to be the person who generally leads discussions of strategic issues for the Company. The nominating committee and the other independent directors periodically review this structure to ensure it is still appropriate for the Company.

Lead Director

In February 2010, the independent directors elected a Lead Director in accordance with what they believed to be best corporate governance practices. The Lead Director, who is currently Denise Dickins, is an independent director who is elected annually by all of the independent directors on the Board. The Lead Director’s responsibilities are as follows:

•	Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;

•	Calling executive sessions of the independent directors;

•	Serving as a liaison between the Chairman and the independent directors;

•	Approving information sent to the Board;

•	Approving meeting agendas for the Board meetings;

•	Approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items; and

•	If requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Risk Oversight Functions

The Board receives, reviews and assesses reports from the Board committees and from management relating to enterprise-level risks. Each Board committee is responsible for overseeing and considering risk issues relating to their respective committee and reporting their assessments to the full Board at each regularly scheduled Board meeting. When granting authority to management, approving strategies and receiving management reports, the Board and committees consider, among other things, the risks we face. Each committee reviews management’s assessment of risk for that committee’s respective area of responsibility. All Board committees meet periodically with members of senior management to discuss the relevant risks and challenges facing the Company. At least quarterly, the General Counsel reports to the Board regarding those risks associated with the Company’s governance practices, compliance issues and significant pending legal matters. The Audit Committee considers risk issues, policies and controls associated with our overall financial reporting and disclosure process and legal compliance, and reviews policies on risk control assessment and accounting risk exposure. In addition to its regularly scheduled meetings, the audit committee meets with the Chief Financial Officer, the Chief Accounting Officer and the independent registered public accounting firm in executive sessions at least quarterly, and receives quarterly reports from a risk factors committee comprised of senior management. The compensation committee assesses and discusses with the Board the relationship between the inherent risks in executive compensation plans, executive compensation arrangements and executive performance goals and payouts, and how the level of risk corresponds to the Company’s business strategies. The Board has determined that any risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Board Meetings and Committees of the Board

The Board held seven meetings during the fiscal year ended December 31, 2010.

The Board has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, which is currently comprised of three non-employee directors, Michael W. Fipps (Chairman), Denise Dickins and Charles F. Wright. The audit committee operates under a written charter, which is reviewed each year and is available in the “Investor Relations” section of www.tradestation.com. The Board has determined that (i) the audit committee’s current member composition satisfies the rules of NASDAQ that govern audit committee composition, including the requirement that audit committee members all be “independent directors” as that term is defined by NASDAQ Marketplace Rule 5605(a)(2), and (ii) each of Mr. Fipps and Ms. Dickins are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K. The audit committee held seven meetings during the fiscal year ended December 31, 2010. The audit committee’s responsibilities and other matters related to the audit committee are discussed under “Audit Committee Report” below.

Ms. Dickins, Mr. Leight and Mr. Wright serve on the compensation committee of the Board. The compensation committee determines executive officers’ compensation packages and administers the Company’s Incentive Stock Plan and Employee Stock Purchase Plan. The compensation committee held four meetings and acted by unanimous written consent in lieu of a meeting one time during the fiscal year ended December 31, 2010. See discussion of “EXECUTIVE COMPENSATION—Compensation Discussion and Analysis” below.

Ms. Dickins, Mr. Leight and Mr. Fipps serve on the nominating committee of the Board. The nominating committee is responsible for the identification of individuals qualified to become members of the Board, the selection of the director nominees for annual meetings of shareholders, the selection of director candidates to fill any vacancies on the Board, and related responsibilities. The nominating committee held two meetings during the fiscal year ended December 31, 2010. See discussion of “Director Nominations” below.

All directors attended 75% or more of all of the meetings of the Board and committees on which they served in 2010. All committee charters are available in the “Investor Relations” section of www.tradestation.com.

Director Nominations

The nominating committee of the Board operates pursuant to a written nominating committee charter, which is reviewed each year. The nominating committee is responsible for the identification of individuals qualified to become members of the Board, the selection of the director nominees for annual meetings of shareholders, the selection of director candidates to fill any vacancies on the Board, and related responsibilities. Criteria to be considered by the nominating committee in identifying and evaluating nominees include experience in corporate governance, experience in, or relationships within, the Company’s industry, academic or professional expertise, reputation for high moral and ethical standards, business and professional standing that will add to the Board’s stature, business experience, skills and time availability, and the diversity of the skills, background and experience of Board members as a whole. In addition, it is a primary objective of the nominating committee to assure that the Board and its committees satisfy the independence requirements of NASDAQ and any other applicable self-regulatory or regulatory requirements. The nominating committee’s policy with regard to the consideration of diversity in identifying director nominees requires the committee to consider the diversity of the skills, background and experience of Board members as a whole as one of many other criteria that must be considered in recommending candidates for election or appointment to the Board; however, this policy does not require that the composition of the Board be diverse in any manner or that persons identified as director nominees must promote or enhance the diversity of the Board.

The nominating committee will consider director candidates recommended by shareholders and will evaluate such candidates on the same basis as candidates recommended by other sources. Such recommendations may be submitted to the Company, Attention: Secretary, at the Company’s address set forth in this Information Statement. The Secretary will present such recommendations to the nominating committee. The nominating committee will identify potential candidates through recommendations from the Company’s officers, directors, shareholders and other appropriate third parties.

In 2010, the Board did not pay a fee to any third party to identify candidates. Although the Company is not currently paying a fee to any third party to identify or evaluate potential nominees, the nominating committee may engage a third-party search firm in the future, which is authorized by the nominating committee charter.

Policy on Attendance of Directors at Annual Meeting of Shareholders

We encourage, but do not require, attendance of all incumbent directors and director nominees at our annual meetings of shareholders. At our 2010 annual meeting, one member of the Board was present.

Shareholder Communication with Directors

Shareholders may communicate with the Board or to specified directors by sending a letter to the Board of the Company, in care of the Secretary of the Company at its corporate headquarters. Any shareholder communications that are addressed to the Board or specific directors will be delivered by the Secretary to the Board or such directors.

Directors’ Compensation

For the 2010-to-2011 term, each of our independent directors received an annual retainer of $15,000, the Lead Director received an additional annual retainer of $7,500, the chairman of the audit committee received an additional annual retainer of $10,000 and the chairman of the compensation committee received an additional annual retainer of $7,500, paid promptly following election as a director at the 2010 annual shareholder meeting. Each director also received $1,500 per Board meeting and $1,500 per any other committee meeting. All directors may also be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than reimbursement of out-of-pocket expenses, a director who is an employee or officer does not receive compensation of any kind for service as a director.

Historically, the Board has determined the compensation to be paid to non-employee directors based on informal comparisons to the amounts being paid to non-employee directors at other online trading companies and taking into account the size differential between us and those competitors. In April 2008, the compensation committee engaged Watson Wyatt Worldwide as outside compensation consultants to conduct a review of the competitiveness and structure of the Company’s non-employee director compensation program. The consultants (i) conducted discussions with selected Board members, (ii) benchmarked the level of the Company’s then-current compensation program (by components and in total) against available data from a peer group and survey sources for comparable companies (both the peer group and the survey sources were decided upon by the compensation committee) and prepared a detailed summary of their benchmarking analysis, (iii) reviewed the structure of the Company’s program against current trends, emerging best practices and investors’ views, (iv) developed alternatives to the levels and structure of the Company’s program, and (v) reviewed their findings and alternative programs with the compensation committee and with the Company’s senior management. Watson Wyatt Worldwide did not provide any other services to the Company. The consultants concluded that the total compensation paid to the Board was less than our peer group median, due in large part to the fact that the value of the equity compensation component paid to our Board members was significantly below the peer group median, and recommended several options for altering our equity compensation structure to bring that component of the directors’ compensation closer to our peer group median. In 2009, the Board followed the consultants’ recommendations that the chairman of the compensation committee be paid an annual retainer of $7,500 and that the meeting fee per compensation committee meeting be raised from $1,000 to $1,500. The Board also raised the meeting fee per nominating committee meeting from $1,000 to $1,500. These changes were implemented beginning with the 2009-to-2010 term.

In 2010, the Board adopted, and the Company’s shareholders approved at the 2010 annual meeting of shareholders, a new Nonemployee Director Incentive Stock Plan. Under the new Nonemployee Director Incentive Stock Plan, non-employee directors may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units. Until 2010, stock options were the only type of awards that had been issued to non-employee directors (pursuant to the Company’s Amended and Restated Nonemployee Director Stock Option Plan). Following (and based on) the Company’s shareholders approval of the new Nonemployee Director Incentive Stock Plan on June 1, 2010, no additional awards will be granted under the Company’s Amended and Restated Nonemployee Director Stock Option Plan. Upon their re-election to the Board at the Company’s 2010 annual meeting of shareholders, each nonemployee director was granted restricted stock having a fair market value of $60,000 on the date of grant (which was July 26, 2010). All of those restricted stock awards vest in equal installments over three years. Going forward, the compensation committee of the Board will continue to gather and analyze any information that it deems relevant and will make recommendations to the Board regarding non-employee director compensation, including the size of future grants under the Nonemployee Director Incentive Stock Plan, for the entire Board’s approval, but subject to the limitation that no awards under the Nonemployee Director Incentive Stock Plan may be granted to any individual participant in any single calendar year having an aggregate fair market value in excess of $120,000 on the respective grant dates.

The following table further summarizes director compensation paid to the non-employee directors during 2010:

2010 DIRECTOR COMPENSATION TABLE

Director Name	Fees Earned or Paid in Cash($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(2)	All Other Compensation($) (3)	Total($)
Denise Dickins	52,500	60,000	—	—	112,500
Michael W. Fipps	49,000	60,000	—	—	109,000
Nathan D. Leight	34,500	60,000	—	—	94,500
Charles F. Wright	48,000	60,000	—	—	108,000

(1)	The following table summarizes the aggregate number of stock awards and the aggregate number of option awards outstanding at December 31, 2010 held by each person who served as a nonemployee director during any part of 2010:

Director Name	Outstanding Stock Awards at 12/31/10	Outstanding Option Awards at 12/31/10
Denise Dickins	9,360	28,000
Michael W. Fipps	9,360	28,000
Nathan D. Leight	9,360	25,000
Charles F. Wright	9,360	28,000

(2)	The amounts set forth in this column represent the aggregate grant date fair value of awards made during the fiscal year ended December 31, 2010 in accordance with the Compensation—Stock Compensation topic of the Financial Accounting Standards Board Accounting Standards Codification. The aggregate grant date fair values of the 2010 restricted stock awards were determined by multiplying the number of restricted stock awards by a fair value per Share of $6.41. The fair value per Share of the restricted stock was the closing price of the Company’s Common Stock on the date of grant.
(3)	The value of any perquisites and other personal benefits received by each director was de minimis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires officers (as defined under the Exchange Act) and directors, and persons who beneficially own more than ten percent of a registered class of a company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Our officers, directors and greater-than-ten-percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms furnished to us and our understanding that no Forms 5 were required, we believe that during the fiscal year ended December 31, 2010 all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent beneficial owners were satisfied.

Transactions With Related Persons

No director or executive officer of the Company, and no immediate family member of any director or executive officer of the Company, has a direct or indirect material interest in any transaction since January 1, 2010 in which the Company or any of its subsidiaries was a participant, and no such transaction is currently proposed. The Company has policies and procedures regarding the review and approval of related-person transactions. Such policies and procedures are in writing and have been approved by the audit committee. The transactions covered by the Company’s policies and procedures include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company participates and the amount involved exceeds $10,000, and in which a director or executive officer of the Company has a direct or indirect material interest. The policies and procedures include transactions where the directors’ and executive officers’ children, stepchildren, parents, stepparents, spouse, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, or sisters-in-law or members of their households (other than a tenant or employee) have a personal interest.

Any director or executive officer proposing a transaction covered by the Company’s related-person transaction policies and procedures must promptly notify the Company’s general counsel and the chairman of the audit committee prior to engaging in the proposed transaction and must provide all material details of the proposed transaction and his or her interest in the transaction. The audit committee will consider any proposed related-person transaction at its next meeting. The audit committee may authorize the transaction only if the audit committee determines that the transaction is fair to, and in the best interests of, the Company at the time of its authorization. The transaction must be approved in good faith by a majority of the disinterested directors on the audit committee.

Audit Committee Report

The audit committee monitors and oversees the Company’s financial reporting process on behalf of the Board, reviews the independence of its independent registered public accounting firm and is responsible for authorizing or approving the engagement of its independent registered public accounting firm for both audit services and permitted non-auditing services, the scope of audit and non-audit assignments, related fees, the accounting principles used in financial reporting, internal financial auditing procedures, the adequacy of the internal control procedures, critical accounting policies, and the overall quality of the Company’s financial reporting.

Management is responsible for the Company’s financial statements, systems of internal control and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements and performing an audit of the effectiveness of internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board, and to issue reports thereon. The audit committee’s responsibility is to monitor and oversee these processes.

The audit committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention it deems necessary or appropriate to fulfill its oversight responsibilities under the audit committee’s charter. In this context, the audit committee discussed with Ernst & Young LLP the results of its audit of the Company’s financial statements and its audit of the effectiveness of internal control over financial reporting for the year ended December 31, 2010.

Specifically, the audit committee has reviewed and discussed with the Company’s management the audited financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting. In addition, the audit committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committee,” as amended, and any other matters required to be discussed under generally accepted auditing standards. These discussions included the scope of the independent registered public accounting firm’s responsibilities, significant accounting adjustments, any disagreement with management and a discussion of the quality (not just the acceptability) of accounting principles, reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The independent registered public accounting firm provided the audit committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and the audit committee discussed with the independent registered public accounting firm that firm’s independence from the Company and its management. During fiscal year 2010, the Company retained its current independent registered public accounting firm, Ernst & Young LLP, for the audit of the fiscal year 2010 financial statements, the audit of the effectiveness of internal control over financial reporting, and the reviews of the Company’s 2010 quarterly reports on Form 10-Q.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the Board that the audited financial statements, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Michael W. Fipps, Chairman

Denise Dickins

Charles F. Wright

EXECUTIVE COMPENSATION

The executive compensation information described below with respect to the 2011 year does not take into account, but could change as a result of (and, in the case of the Company’s Chief Executive Officer, will change upon), completion of the transactions contemplated by the April 20, 2011 Merger Agreement among Monex, the Purchaser and the Company. In particular, on April 20, 2011, the Company entered into an Employment and Management Continuity Agreement with its Chief Executive Officer, which will not become effective (if at all) until the Effective Time of the Merger. For more information regarding the terms of that Employment and Management Continuity Agreement, see “Employment and Management Continuity Agreement with the Company’s Chief Executive Officer” below. In addition, pursuant to the Merger Agreement, Monex has agreed, through at least the period ending 12 months following the consummation of the Offer, to provide Company employees with annual rates of base salary that are at least equal to those in effect immediately prior to consummation of the Offer and annual cash bonus opportunities and employee benefits (other than equity-based incentive plans) that are in the aggregate no less favorable than those currently provided by the Company.

Compensation Discussion and Analysis

Introduction

We have, since the initial public offering of our predecessor company in 1997, worked hard to ensure that our executive compensation philosophy, culture and practices are reasonable, not excessive, and consistent with the interests of our shareholders. The Company believes that, over the years, total compensation for its executives has been competitive and that it has been able to acquire and retain through its compensation practices highly-qualified persons to compose its executive management team. The Company remains committed to the creation and implementation of executive compensation plans, programs and awards that strike a balance which effectively rewards and “incentivizes” performance, and attracts and retains valuable services, but which is not excessive or focused in a manner that is unrelated to enhancing the executive’s performance, does not motivate unreasonable risk-taking or is otherwise not in the best interests of the Company’s shareholders. We believe that striking this balance effectively is the best manner to enhance the Company’s value through our executive management team.

Compensation Committee and Compensation Committee Charter

The compensation committee was created by the Board to assist the Board in fulfilling its responsibilities relating to employee compensation/benefit/equity plans (such as our Incentive Stock Plan and Employee Stock Purchase Plan) generally, and all executive officer compensation plans, packages and programs (whether individual or collective). The compensation committee consists of three nonemployee, independent directors of the Board. The independence of these three directors meets the definition and requirements for that status of both the SEC, for publicly-traded companies, and The NASDAQ Global Select Market, for NASDAQ-listed companies. The three members of the compensation committee are currently Denise Dickins, Nathan D. Leight and Charles Wright, with Mr. Wright serving as Chairman. Ms. Dickins has been a member of the compensation committee since March 2009, Mr. Leight has been a member since his election to the Board in June 2009 and Mr. Wright has been a member since 2001. The compensation committee held four meetings and acted once by unanimous written consent in 2010 and held one meeting in the first quarter of 2011. We believe that it is important, in seeking to achieve the best overall results for the Company regarding its employee compensation plans and executive compensation plans and programs, that the compensation committee consist solely of nonemployee, independent directors, as defined by the SEC and NASDAQ, and meet and discuss relevant issues as often as reasonably required each year. All executive compensation is ultimately determined solely by the compensation committee or pursuant to written plans, procedures or authorizations formally adopted or recommended by it, except that compensation of the CEO, once approved and recommended by the compensation committee, must also be unanimously ratified by the Board.

The compensation committee operates under a written charter, which is reviewed each year and is available in the “Investor Relations” section of www.tradestation.com. The compensation committee charter sets forth the purpose of the committee, its responsibilities and duties regarding employee plan adoption and administration and executive officer compensation evaluation and determination, disclosure and reporting, use of outside advisers and other resources, and requirements regarding meetings and procedures. Responsibilities and duties of the committee for employee plans (such as the Company’s Incentive Stock Plan and Employee Stock Purchase Plan) include preparation, review and recommendation to the Board of plans and amendments, administration of the plans and, in consultation with the CEO, approval of formulaic and/or discretionary equity-based awards pursuant to equity compensation plans. With respect to executive officer compensation generally, responsibilities and duties include annual evaluation of the CEO, annual evaluation of all other executive officers with the expectation that the CEO will take primary responsibility for evaluating all other executive officers and reporting his opinions to the committee, determination and approval of all executive officer compensation, including perquisites and any special benefits, for the CEO (subject to ratification by the Board) and, in consultation with the CEO, for the other executive officers, establishment and review of performance objectives and Company goals related to executive compensation, and review and approval of executive officer employment, severance, change-in-control or similar agreements.

The charter also requires the committee to prepare annually a Compensation Committee Report on executive compensation that the rules of the SEC require be included in the Company’s Annual Report on Form 10-K and/or annual proxy statement. In addition, the committee has the responsibility to assist, as requested by the Company’s executive officers, with the preparation of any other disclosure of executive compensation required by the rules of the SEC to be included in the Company’s Annual Report on Form 10-K and/or proxy statement including, but not limited to, this compensation discussion and analysis. In connection with that responsibility, the committee is to review and discuss this discussion and analysis with the Company’s executive officers and, as appropriate, other senior management and, based on such review and discussion, determine whether to recommend to the Board that it be included in the Company’s Annual Report on Form 10-K and/or proxy statement. The committee is required to review the charter annually and recommend to the Board any modifications it deems appropriate.

General Compensation Philosophy

We believe that an experienced, high-quality senior management team is critical to our success. Our executive officers are not only experienced and highly-qualified in what they do, but most have been in a senior role with the Company for many years. The Company’s CEO, Salomon Sredni, has been part of senior management for over 14 years (including serving as President and Chief Operating Officer for over eight years before being promoted to CEO in February 2007), and our Chief Financial Officer, David Fleischman, has held that position for over 10 years. Our General Counsel, Marc Stone, has held that position, and served as our Vice President of Corporate Development and Secretary, for 14 years. T. Keith Black, who was promoted in February 2007 to the executive office of Vice President of Product Development of the Company’s technologies subsidiary, has been with us for over 11 years. William Cahill, who was promoted to President and Chief Operating Officer of TradeStation Securities in January 2009, has served as the Chief Operating Officer of TradeStation Securities for seven years. John Roberts, our Chief Operating Officer, joined to be our Chief Marketing Officer in July 2007 before being promoted to Chief Operating Officer in January 2009, and has over 30 years experience in marketing, most of it in the brokerage industry. Edward Codispoti, who was promoted from Corporate Controller and Vice President of Accounting to the executive position of Chief Accounting Officer, Corporate Controller and Vice President of Accounting in February 2010, joined the Company in September 2007 and has over 15 years of accounting experience. We believe this length of experience with the Company, and generally, enables the development of a deeper knowledge of our products, services, operations and business goals, fosters better teamwork and, we believe, produces higher-quality, more-efficient results.

Based on these beliefs and circumstances surrounding the Company’s executive management team, the compensation committee’s approach to executive compensation is to develop, offer and implement programs and packages that enable the Company to retain its executive management, create incentives for executive management to continue to perform at high levels and help produce positive overall results, and to attract highly-qualified new members to the executive management team if, as and when needed. Within this strategy, the compensation committee considers it essential to the vitality of the Company to maintain levels of compensation opportunity that are competitive with companies, as appropriate, in our industry and/or geographic region, taking into account relative market capitalizations and other relevant measurements when viewing the compensation approaches used, and overall amounts paid, by such other companies. Overall, the compensation committee’s goals with executive compensation are to maintain and enhance the Company’s value and to align each executive’s interests with those of the shareholders in a manner that is reasonable and appropriate in light of the executive’s roles and responsibilities within the Company.

The compensation committee has, historically, sought to meet these goals by offering most executives a combination of base salary, potential annual cash bonus compensation, and long-term incentive compensation in the form of stock options and, more recently, a combination of stock options and restricted stock awards. Annual cash bonuses and stock-based awards were, through 2007, generally discretionary, based upon a consideration of factors that included an evaluation of both individual and Company success and performance. Historically, through 2007, the committee determined the allocation of cash-based versus equity-based compensation based on recommendations received from the former Co-CEOs and current CEO, and discussion of those recommendations, as opposed to using any objective method, formula or criteria. In 2008, we moved towards a more formula-based approach to executive compensation. A more detailed discussion of those three compensation elements is set forth in separate sections below.

The compensation committee does not believe in, and has not ever authorized or ratified, perquisites of any material nature outside of health insurance, 401(k) plan contribution matching and similar benefits which are generally offered to all employees. For example, the Company does not provide executives with automobiles, chauffeurs, private planes, primary or other residences, country club memberships or similar perquisites, as both the compensation committee and Company senior management believe that such perquisites, at least in the context of the Company’s business, do not provide benefits that justify their costs. In determining final executive compensation for 2010 and formulating compensation plans for 2011, the compensation committee considered several factors in seeking to meet the compensation philosophy and goals outlined above and to seek growth of the Company’s business, revenues and net income.

The Company does not use benchmarks or use targeted parameters or targeted percentages of peer, industry or market executive compensation when determining the compensation paid to its own executives. However, the compensation committee is aware that as a relatively small, growth company, executive compensation has generally (and, the committee believes, properly) been below the median total compensation of the Company’s peer group or market segment in which it competes for business, which has consisted mostly of larger, more-established companies. The committee, in determining the compensation structure for both 2010 and 2011, has taken into account the Company’s current size, maturity and standing in its peer group or market (it remains small compared to nearly all of its publicly-traded competitors), the value of what remains of previously-issued, unexercised long-term compensation awards, and the requirement that began in 2006 to expense certain stock-based grants that previously were not required to be expensed. In addition, in determining the compensation structure for 2010, the committee considered a report prepared by Watson Wyatt Worldwide, whom the committee engaged in April 2008 as outside compensation consultants to review the competitive level and structure of the Company’s compensation program for the seven executives then comprising its senior management team (which included all of the current Named Executive Officers). Although, in 2010, the compensation committee increased the size of the equity grant awarded to the Company’s Chief Executive Officer based on the 2008 recommendations made by the consultants, the committee has not followed any of the consultants’ other recommendations to increase executive compensation (due, in large part, to recent and current economic conditions and recent Company performance compared to prior periods). However, the compensation committee did take into account that the consultants’ report showed that the compensation then being paid to the Company’s senior management was within an acceptable range, generally below the median, of the total compensation being paid to senior management at peer companies.

The Company’s policies and procedures regarding executive compensation and employee compensation plans that are described in this compensation discussion and analysis are summarized broadly in the compensation committee charter (which is summarized above and is available in the “Investor Relations” section of www.tradestation.com) and in more detail in a written policies and procedures document adopted by the compensation committee.

How Executive Performance is Evaluated for Compensation Purposes

As a general matter, in addition to Company earnings per Share and other Company financial results, each executive’s performance is evaluated based upon his performance of responsibilities specific to his role(s) and position(s) with the Company. These more executive-specific evaluations are important in determining the portions of any awards that are discretionary, such as increases in base salary, and all or a portion of annual cash bonuses and long-term compensation opportunities.

In 2010, for Mr. Sredni, who as CEO and President of the Company had overall, general responsibility for setting our business goals and executing results, Company financial performance was the major factor evaluated.

Our other four Named Executive Officers, John Roberts, Chief Operating Officer, David Fleischman, Chief Financial Officer, Vice President of Finance and Treasurer, Marc Stone, General Counsel, Vice President of Corporate Development and Secretary, and T. Keith Black, Vice President of Product Development of our technology subsidiary, had very different roles and responsibilities. To the extent the award of any compensation component is based on subjective evaluation of individual performance, Mr. Roberts’ has been and will be evaluated, in large part, based upon his performance relating to the execution of the Company’s business goals, the exploration and analysis of strategic alternatives for the Company, and other growth opportunities. Mr. Fleischman’s individual performance has been and will be evaluated, in large part, based upon his performance relating to financial reporting, the effectiveness, evaluation and testing of internal controls, preparation of budgets and business outlooks, and otherwise as chief financial officer of the Company. Mr. Stone’s individual performance has been and will be evaluated, in large part, based upon his performance relating to securities law, broker-dealer, futures commission merchant and exchange member compliance in non-operational areas, oversight of policies and procedures for corporate governance, oversight of material third-party business relationships, all dispute resolution processes and regulatory inquiries and actions, and, as Vice President of Corporate Development, the exploration and analysis of potential acquisition and investments and other strategic partner relationships and alternatives for the Company, as well as important third-party transactions and relationships generally. Mr. Black’s individual performance has been and will be evaluated, in large part, based upon his overall management of our product development team, and the quality and timing of new product, service and enhancement releases.

Participation of Executives in Compensation Process

No executive has participated or participates directly in the process of determining compensation of executives except for Mr. Sredni as CEO. Pursuant to the compensation committee charter, the CEO assumes primary responsibility for evaluating the performance of the other executives and making a report and compensation recommendations to the committee. For 2010, Mr. Sredni also advised the committee of his recommendations regarding the types of compensation components that should be awarded, and how those awards should be determined and the respective amounts thereof, and what types of Company-wide compensation plans, such as annual stock option and/or restricted stock grants, should be implemented and what formulas or other criteria should be used to determine each award. With respect to written compensation plan and governance documents that directly or may indirectly affect compensation, such as the compensation committee charter, Incentive Stock Plan and Employee Stock Purchase Plan, compensation and related-party transaction policies and procedures, and analyses of peer group or other competitive market surveys or data, other executives may participate in the preparation of proposed documents or written analyses of relevant information for consideration by the committee.

Benchmarks—Peer Group and Market Comparisons for Total Compensation

Although the Company does not benchmark or use targeted parameters or targeted percentile ranges in determining the amount of compensation paid to its executives, the compensation committee considers it important to maintain levels of compensation opportunity that are competitive with its peer group. In April 2008, the compensation committee engaged Watson Wyatt Worldwide as outside compensation consultants to review the competitive level and structure of the Company’s compensation program for the seven executives then comprising its senior management team (which included all of the current Named Executive Officers). The consultants (i) assisted the Company in identifying an appropriate group of publicly held peer companies for top executive compensation benchmarking (the group ultimately consisted of Bankrate, Inc., BGC Partners, Inc., FactSet Research Systems Inc., Investools Inc., Investors Capital Holdings, Ltd., MarketAxess Holdings Inc., optionsXpress Holdings, Inc., Pension Worldwide, Inc. and Synchronoss Technologies, Inc.), (ii) assisted the Company in determining the most appropriate sources of published compensation data, (iii) benchmarked base salary, annual incentives, total cash compensation, long-term incentive value and total direct compensation of the top five executives using proxy compensation data from the peer group and survey data and, for the other two executives, using only survey data, and (iv) reviewed the overall structure of total direct compensation and suggested revisions to the level, relative emphasis and structure of the Company’s program, including the relative allocation of compensation components, the design, opportunity level and performance metrics used in the executive bonus plan and the types and levels of stock incentive awards made to the senior executives. Although, in 2010, the compensation committee increased the size of the equity grant awarded to the Company’s Chief Executive Officer based on the 2008 recommendations made by the consultants (and based on the consultants’ conclusion that the amount of the CEO’s equity based compensation was too low), the committee has not followed any of the consultants’ other recommendations to increase executive compensation (due, in large part, to recent and current economic conditions and Company performance compared to prior periods). However, the compensation committee has taken into account that the consultants’ report showed that the compensation then being paid to the Company’s senior management was within an acceptable range, generally below the median, of the total compensation being paid to senior management at peer companies.

Base Salaries

Base salary levels for the Company’s executive officers are designed to be consistent with competitive practice and level of responsibility. The compensation committee’s strategy in general is to provide a competitive salary for each executive officer with such salary increasing, if appropriate, based on overall individual performance of primary responsibilities, the Company’s operating results and overall financial performance, increases or other changes in responsibility (if applicable), tenure with the Company, overall years of experience and competitive markets.

For both 2009 and 2010, based upon market conditions, the general economic climate, and Company performance compared to prior periods, Mr. Sredni recommended, and the committee approved, no increase in base salary for any Named Executive Officer. For 2011, Mr. Sredni again recommended, and the committee approved, no increase in base salary for any Named Executive Officer; although that recommendation and approval were made subject to reconsidering base salary increases on or about June 30, 2011. Currently, Messrs. Sredni, Roberts, Fleischman, Stone and Black have 2011 base salaries of $515,000, $309,000, $288,400, $288,400 and $272,950, respectively, which are the same as what their respective base salaries were in 2008, 2009 and 2010.

Annual Bonus Compensation

Annual Bonus Compensation in 2008

For 2008, the compensation committee adopted, after taking into consideration Mr. Sredni’s ideas and proposals, and a report by Mr. Sredni to the compensation committee concerning informal input he had received from two compensation consultants with whom he had spoken at the compensation committee’s request, the following executive cash bonus compensation plan:

For all “Section 16” officers (which, for 2008, included all current Named Executive Officers) other than the Chief Executive Officer, 80% of the potential cash bonus was based on the Company’s 2008 financial performance (using thresholds of “acceptable,” “very good” and “exceptional”), and 20% was discretionary, based upon the Chief Executive Officer’s subjective evaluation of each officer’s individual 2008 performance (also as “acceptable,” “very good” or “exceptional”). For the CEO, 100% of the potential cash bonus was based on the Company’s 2008 financial performance (also using thresholds of “acceptable,” “very good” and “exceptional”). The plan provided that no Company-performance-based or discretionary bonus would be paid to an executive if both 2008 Company and individual performance were deemed no more than “acceptable,” set a target of 30% of the officer’s 2008 base salary if 2008 Company and individual performance were both deemed to be at least “very good,” and set an amount equal to 150% of that target (or 45% of the officer’s 2008 base salary) if both 2008 Company and individual performance were deemed “exceptional.” The officer could earn a percentage of the target, on a prorated basis, if the Company’s performance was between the “acceptable” and “very good” levels, and, if the target was exceeded, could earn a percentage of the “exceptional” amount, on a prorated basis, if the Company’s performance was between “very good” and “exceptional.”

The financial performance measurements used to determine 100% of the potential bonus of the CEO and 80% of the potential bonus of the other officers (the “2008 Formula Bonus”) were the same for all officers, including the CEO. Two separate 2008 financial performance measurements were used to determine the 2008 Formula Bonus, each was considered independently and each accounted, separately, for up to half the amount (if any) of the 2008 Formula Bonus. The two 2008 financial performance measurements were (i) the percentage, if any, by which the Company’s 2008 brokerage commissions and fees (the largest component of the Company’s net revenues) exceeded 2007 brokerage commissions and fees, with a 25% increase deemed “acceptable,” a 30% increase deemed “very good,” and a 35% increase deemed “exceptional,” and (ii) the Company’s 2008 earnings per Share (diluted), with 72 cents deemed “acceptable,” 78 cents deemed “very good,” and 90 cents deemed “exceptional.” Also, in determining earnings per Share (diluted) for this purpose, adjustments were made, as necessary, to remove the effects of the decreases in the federal funds target rate of interest (which directly affected the interest income component of the Company’s net revenues) that were different than the interest rate assumptions the Company used and disclosed in its 2008 full year Business Outlook, which was published in the Company’s February 19, 2008 earnings press release and a Current Report on Form 8-K filed with the Securities and Exchange Commission on that date. No other adjustments were made in calculating earnings per Share (diluted) for this purpose. After the audit of the 2008 financial statements was completed, it was determined that the Company’s 2008 brokerage commissions and fees exceeded 2007 brokerage commissions and fees by 29% and the Company’s earnings per Share (diluted) was $0.80 (after making the aforementioned adjustments).

With respect to officers other than the CEO (to which the following statement is not applicable), qualifying for the 2008 Formula Bonus in whole or in part did not entitle any officer to any part of the discretionary portion of the bonus, and failure to qualify for any part of the 2008 Formula Bonus did not preclude any officer from receiving the maximum or any part of the discretionary portion. With respect to the discretionary portion, the plan provided that the CEO would, as mentioned above, classify, based on his subjective evaluation, 2008 performance of each officer as meeting one of three levels: “acceptable,” “very good,” or “exceptional.” No discretionary portion was to be earned by any officer whose performance was classified as “acceptable,” an amount equal to 6% (i.e., 30% of 20%) of the officer’s 2008 base salary was to be paid if the officer’s 2008 performance was classified as “very good,” and 9% (i.e., 45% of 20%) of the officer’s 2008 base salary was to be paid if the officer’s 2008 performance was classified as “exceptional.” The CEO’s subjective evaluations and recommendations regarding the other officers’ discretionary portion of the bonus were presented to the compensation committee for final approval. In combining the 2008 Formula Bonus and the discretionary portion, the maximum amount of any cash bonus that could be earned under the plan was 45% of the officer’s 2008 base salary.

The compensation committee retained some discretion under the plan. Utilizing that discretion, the compensation committee approved a suggestion from the CEO at the time that bonus amounts were being finalized that, rather than calculating the discretionary portion of the bonus utilizing the 0%, 6% and 9% thresholds discussed above, it would be more appropriate to propose a different, specific amount for each officer that was not tied to one of those three percentage options but was still within the 0% to 9% range. The amounts of the discretionary portion of the bonus utilizing this non-formulaic approach were subjective but did not differ materially from the amounts that would have been paid had the formula been utilized.

Annual Bonus Compensation in 2009

For 2009, the executive cash bonus compensation plan was the same as the plan described above for 2008 except that the formulaic portion of the bonus was calculated as follows: The financial performance measurements used to determine 100% of the potential bonus of the Chief Executive Officer and 80% of the potential bonus of the other officers (the “2009 Formula Bonus”) were the same for all officers, including the Chief Executive Officer. Two separate 2009 financial performance measurements were used to determine the 2009 Formula Bonus, each was considered independently and each accounted, separately, for a different percentage (if any) of the 2009 Formula Bonus. The two 2009 financial performance measurements were (i) the Company’s 2009 brokerage commissions and fees (the largest component of the Company’s net revenues), which accounted for up to 40.0% of the 2009 Formula Bonus (and total bonus, since there was no discretionary portion) for the Chief Executive Officer and up to 37.5% of the 2009 Formula Bonus (30% of the total bonus) for the other officers, with brokerage commissions and fees of $143,160,000 deemed “acceptable,” brokerage commissions and fees of $157,366,000 deemed “very good,” and brokerage commissions and fees of $188,839,200 deemed “exceptional,” and (ii) the Company’s 2009 earnings per Share (diluted), which accounted for up to 60.0% of the 2009 Formula Bonus (and total bonus, since there was no discretionary portion) for the Chief Executive Officer and up to 62.5% of the 2009 Formula Bonus (50% of the total bonus) for the other officers, with 54 cents deemed “acceptable,” 59 cents deemed “very good,” and 65 cents deemed “exceptional.” Also, earnings per Share (diluted) targets were adjusted to reflect the actual effects of any increase or decrease in the Company’s actual net interest income for 2009 to the extent actual net interest income would have been different if the interest rate assumptions used in the Company’s final 2009 target budget (an internal, non-public document approved by the Board of Directors in December 2008) proved to be accurate throughout the 2009 year. No other adjustments were made in determining earnings per Share (diluted) targets or in calculating earnings per Share (diluted) for this purpose.

The changes made in determining the 2009 Formula Bonus were due largely to the unusual and extremely volatile market conditions experienced during the second half of 2008 and the reduction of applicable interest rates to close to zero. In 2008, the Company earned record brokerage commissions and fees due, in large part, we believed, to that unusually volatile market (the more volatile the markets, the more our customers trade and generate brokerage commissions and fees). Market volatility is outside of management’s control. Accordingly, the CEO determined that instead of setting percentage thresholds by which 2009 brokerage commissions and fees had to exceed actual 2008 brokerage commissions and fees, it would be more realistic to set dollar thresholds that reflected what the Company’s performance and growth goals, based on reasonably aggressive assumptions, should be without taking into account the unusual market events of 2008. The decrease in the earnings per Share thresholds reflect the fact that the Company expected its net interest income to be significantly lower in 2009 than it was in 2008 due to the fact that the federal funds target rate of interest was reduced several times during the course of 2008 and was close to 0% in 2009. However, these earnings per Share thresholds were significantly higher than the estimates published in our 2009 Business Outlook in order to highly incentivize the officers (however, the compensation committee attempted to ensure that the thresholds were not unattainable, which could have had the effective of demoralizing the officers).

The financial performance measurements for the 2009 Formula Bonus were not achieved; accordingly no payments were made under the 2009 Formula Bonus. With respect to the discretionary portion of the bonus payable to officers other than the CEO, the compensation committee retained some discretion under the plan. Utilizing that discretion, the compensation committee approved a suggestion from the CEO at the time that bonus amounts were being finalized that, rather than calculating the discretionary portion of the bonus utilizing the 0%, 6% and 9% thresholds discussed above, it would be more appropriate to propose a different, specific amount for each officer that was not tied to one of those three percentage options but was still within the 0% to 9% range. The amounts of the discretionary portion of the bonus utilizing this non-formulaic approach were subjective but did not differ materially from the amounts that would have been paid had the formula been utilized.

Annual Bonus Compensation in 2010

For 2010, the executive cash bonus compensation plan continued to follow a formulaic structure as follows:

For all Named Executive Officers other than the Chief Executive Officer, 80% of the potential cash bonus was to be based on 2010 financial performance as described below (with thresholds of “acceptable,” “very good” and “exceptional”), and 20% was discretionary, based upon the Chief Executive Officer’s subjective evaluation of each officer’s individual 2010 performance. The plan provided no Company-performance-based bonus if 2010 Company performance was deemed no more than “acceptable,” set a target of 32% of the officer’s 2010 base salary if 2010 Company performance was deemed to be at least “very good,” and set an amount that is 150% of that target (or 48% of the officer’s 2010 base salary) if 2010 Company performance was deemed “exceptional.” With respect to Company performance measurements, the officer could have earned a percentage of the target, on a prorated basis, if the Company’s performance was between the “acceptable” and “very good” levels, and, if the “very good” target was exceeded, could have earned a percentage of the “exceptional” amount, on a prorated basis, if the Company’s performance was between “very good” and “exceptional.” The subjective discretionary portion could have been any amount up to 8% of the officer’s 2010 base salary, or higher than 8%, up to 12%, if Company performance under one or both of the 2010 Formula Bonus (as defined below) categories was at least “very good.”

For the Chief Executive Officer, 100% of the potential cash bonus was based on Company 2010 financial performance. The plan provided no Company-performance-based bonus if 2010 Company performance was deemed no more than “acceptable.” The bonus set a target of 50% of the Chief Executive Officer’s 2010 base salary if 2010 Company performance was deemed to be at least “very good,” and set an amount that is 150% of that target (or 75% of the Chief Executive Officer’s 2010 base salary) if 2010 Company performance was deemed exceptional. With respect to Company performance measurements, the Chief Executive Officer could have earned a percentage of the target, on a prorated basis, if the Company’s performance was between the “acceptable” and “very good” levels, and, if the “very good” target was exceeded, could have earned a percentage of the “exceptional” amount, on a prorated basis, if the Company’s performance was between “very good” and “exceptional.”

The financial performance measurements that were used to determine 100% of the potential bonus of the Chief Executive Officer and 80% of the potential bonus of the other Named Executive Officers (the “2010 Formula Bonus”) were the same for all Named Executive Officers, including the Chief Executive Officer. Two separate 2010 financial performance measurements were used to determine the 2010 Formula Bonus (if any), which were considered independently and each accounted, separately, for one-half of the 2010 Formula Bonus. The two 2010 financial performance measurements were (i) the Company’s 2010 net revenues, which accounted for up to 50.0% of the 2010 Formula Bonus (40.0% of the total bonus for Named Executive Officers other than the Chief Executive Officer and 50.0% of the total bonus for the Chief Executive Officer), with net revenues of $150,000,000 deemed “acceptable,” net revenues of $165,500,000 deemed “very good,” and net revenues of $190,000,000 deemed “exceptional,” and (ii) the Company’s 2010 earnings per Share (diluted), which accounted for up to 50.0% of the 2010 Formula Bonus (40.0% of the total bonus for Named Executive Officers other than the Chief Executive Officer and 50.0% of the total bonus for the Chief Executive Officer), with 42 cents deemed “acceptable,” 46 cents deemed “very good,” and 53 cents deemed “exceptional.” The compensation committee decided to change the first performance measurement from brokerage commissions and fees (which was the measurement utilized in 2009) to net revenues because the compensation committee believed that it was more appropriate to use a broader measure of financial performance that did not exclude any major revenue components.

With respect to Named Executive Officers other than the Chief Executive Officer (to which the following statement does not apply), qualifying for the 2010 Formula Bonus in whole or in part did not entitle any officer to any part of the discretionary portion of the bonus, and failure to qualify for any part of the 2010 Formula Bonus did not preclude any officer from receiving the maximum or any part of the discretionary portion. In combining the 2010 Formula Bonus and the discretionary portion, the maximum amount of any cash bonus that could have been earned under the plan for the Named Executive Officers other than the Chief Executive Officer was 60% of the officer’s 2010 base salary. For the Chief Executive Officer, whose bonus had no discretionary portion, the maximum amount of any cash bonus that could have been earned under the plan (all from the 2010 Formula Bonus) was 75% of the Chief Executive Officer’s 2010 base salary.

The financial performance measurements for the 2010 Formula Bonus were not achieved; accordingly, no payments were made under the 2010 Formula Bonus. With respect to the discretionary portion of the bonus payable to officers other than the CEO, the CEO recommended, and the compensation committee decided, to pay no discretionary bonuses due to the Company’s generally lower results of operations for the fiscal year ended December 31, 2010 as compared to prior years.

Annual Bonus Compensation in 2011

For 2011, the executive cash bonus compensation plan will be the same as the plan described above for 2010, except that (i) the amounts of the bonuses payable, if any, will be based upon a percentage of the officers’ respective base salaries as of December 31, 2011 (which, as discussed above, under “Base Salaries,” takes into account that possible base salary increases for 2011 will be reconsidered on or about June 30, 2011), and (ii) the financial performance measurements that will be used to determine 100% of the potential bonus of the Chief Executive Officer and 80% of the potential bonus of the other Named Executive Officers (the “2011 Formula Bonus”) will be calculated as follows: Two separate 2011 financial performance measurements will be used to determine the 2011 Formula Bonus (if any), which will be considered independently and will each account, separately, for one-half of the 2011 Formula Bonus. The two 2011 financial performance measurements are (1) the Company’s 2011 net revenues, which accounts for up to 50.0% of the 2011 Formula Bonus (40.0% of the total bonus for executive officers other than the Chief Executive Officer and 50.0% of the total bonus for the Chief Executive Officer), with net revenues of $138,000,000 deemed “acceptable,” net revenues of $149,497,000 deemed “very good,” and net revenues of $170,000,000 deemed “exceptional,” and (2) the Company’s 2011 earnings per Share (diluted), which accounts for up to 50.0% of the 2011 Formula Bonus (40.0% of the total bonus for executive officers other than the Chief Executive Officer and 50.0% of the total bonus for the Chief Executive Officer), with 18 cents deemed “acceptable,” 27 cents deemed “very good,” and 30 cents deemed “exceptional.” In all computations, mark-to-market gains or losses on investments and any related tax effect will be excluded (with no other adjustments) because we believe those gains and losses are not relevant to the financial performance of the Company’s core business. With the changes made to the financial performance measures for determining the 2011 Formula Bonus, the compensation committee sought to provide a strong incentive for officers to increase performance, while balancing the need to ensure that the thresholds are not unattainable (in order not to have a demoralizing effect) in light of the estimates published in our 2011 Business Outlook and continuing adverse economic conditions.

Long-Term Incentive Compensation

The compensation committee believes that the use of equity-based, long-term compensation plans directly links executive officers’ interests to enhancing the Company’s value and increases the likelihood the Company will retain the executive’s services. Since the Company’s initial public offering in 1997, stock options, and, more recently, restricted stock awards, have been an integral part of the Company’s executive compensation program in order to align the interests of the executive officers with the interests of the Company’s shareholders and help ensure retention of the executive’s services. Stock option compensation is intended to bear a direct relationship to corporate performance in that, over the long term, Share price appreciation depends, theoretically, upon corporate performance, and without Share price appreciation the stock options are of no value to the option holder. Restricted stock awards, which are the issuance to the executive of Shares of Common Stock full rights to which, like stock options, vest over time with the unvested portions reverting to the Company when the executive leaves his or her employment, also aligns the executive’s interests with those of the shareholders and increases the likelihood that the executive will be motivated to remain with the Company to achieve additional vesting, as those Shares, once vested, have value even if the stock price does not increase or decreases.

Beginning in 2007, restricted stock awards and stock option grants have been generally provided to executive officers as a part of their initial compensation package upon becoming an employee of the Company, and/or upon being promoted, at levels commensurate with their experience and responsibility. In addition, beginning in 2007, both restricted stock awards and stock options are considered at least annually by the compensation committee for almost all executive officers as part of Company-wide grants (the Company’s policies and procedures with respect to stock-based grants is discussed in a separate section below).

The Company awarded stock options pursuant to its Incentive Stock Plan to Named Executive Officers in February 2011 (for 2010 performance), February 2010 (for 2009 performance), January 2009 (for 2008 performance) and January 2008 (for 2007 performance), as described in “Executive Compensation Tables—2010 SUMMARY COMPENSATION TABLE” and “2010 GRANTS OF PLAN-BASED AWARDS” and the narrative accompanying those tables.

In 2008, in furtherance of the objectives articulated in the preceding paragraphs, the committee approved a formulaic plan for the grant to executives of annual equity-based awards as follows: Each executive’s 2008 grant, including the Chief Executive Officer’s, was, in total, of a value equal to 90% of the executive’s 2008 base salary, with 60% of that value in the form of a restricted stock award and 40% of that value in the form of stock options. The date of grant, as set forth in the committee’s then-current written compensation policies and procedures, was the third Friday in January (January 18, in 2008) and, pursuant to our Incentive Stock Plan, the number of Shares covered by each award was determined by the closing price of our Common Stock on that third Friday in January (January 18), which was $11.42. The restricted stock awards were determined by dividing 54% (60% of 90%) of the executives’ respective 2008 base salaries ($278,100, $166,860, $155,736, $155,736 and $147,393 for Messrs. Sredni, Roberts, Fleischman, Stone and Black, respectively), by $11.42, resulting in restricted stock grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black of 24,352, 14,611, 13,637, 13,637 and 12,906, respectively. All of these restricted stock grants vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary of the date of grant and include 100% vesting acceleration upon death, disability, retirement and change in control of the Company. If an officer’s employment terminates prior to full vesting (other than by termination by reason of death or disability), he will automatically forfeit, and the Company will reacquire, the unvested restricted Shares for no consideration. The stock option grants created the right to purchase a number of Shares equal to 36% (40% of 90%) of the executives’ respective 2008 base salaries ($185,400 for Mr. Sredni, $111,240 for Mr. Roberts, $103,824 for Mr. Fleischman and Mr. Stone, and $98,262 for Mr. Black), divided by 63% of the $11.42 closing price of the Company’s Common Stock on January 18 (which, pursuant to the Company’s historical estimates, approximated an estimated fair value of the options over their estimated lives equal to those respective dollar amounts), resulting in stock option grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black covering 25,769, 15,461, 14,430, 14,430 and 13,657 Shares, respectively. All of these stock options were issued pursuant to the Company’s Incentive Stock Plan at exercise prices equal to the closing price of the Company’s Common Stock on January 18 ($11.42), will vest 20% on each anniversary of the date of grant (with 100% acceleration of vesting upon death, disability and, generally speaking, change in control of the Company), and will expire ten years from the date of grant.

In 2009, the committee utilized the same formulaic plan for the grant to executive officers of equity-based awards. Since the base salaries of the executive officers were not increased in 2009, the dollar value of both the restricted stock grants and the options grants were the same as the 2008 grants. The date of grant, as set forth in the committee’s then-current written compensation policies and procedures, was the third Friday in January (January 16, in 2009) and, pursuant to our Incentive Stock Plan, the number of Shares covered by each award was determined by the closing price of our Common Stock on that third Friday in January (January 16), which was $5.77. The restricted stock awards were determined by dividing 54% (60% of 90%) of the executives’ respective 2009 base salaries ($278,100, $166,860, $155,736, $155,736 and $147,393 for Messrs. Sredni, Roberts, Fleischman, Stone and Black, respectively), by $5.77, resulting in restricted stock grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black of 48,197, 28,918, 26,990, 26,990 and 25,544, respectively. All of these restricted stock grants vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary of the date of grant and include 100% vesting acceleration upon death, disability, retirement and change in control of the Company. If an officer’s employment terminates prior to full vesting (other than by termination by reason of death or disability), he will automatically forfeit, and the Company will reacquire, the unvested restricted Shares for no consideration. The stock option grants created the right to purchase a number of Shares equal to 36% (40% of 90%) of the executives’ respective 2009 base salaries ($185,400 for Mr. Sredni, $111,240 for Mr. Roberts, $103,824 for Mr. Fleischman and Mr. Stone, and $98,262 for Mr. Black), divided by 61% of the $5.77 closing price of the Company’s Common Stock on January 16 (which, pursuant to the Company’s historical estimates, approximated an estimated fair value of the options over their estimated lives equal to those respective dollar amounts), resulting in stock option grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black covering 52,674, 31,604, 29,497, 29,497 and 27,917 Shares, respectively. All of these stock options were issued pursuant to the Company’s Incentive Stock Plan at exercise prices equal to the closing price of the Company’s Common Stock on January 16 ($5.77), will vest 20% on each anniversary of the date of grant (with 100% acceleration of vesting upon death, disability and, generally speaking, change in control of the Company), and will expire ten years from the date of grant.

In 2010, in response to recommendations made by Watson Wyatt Worldwide, whom the committee engaged in April 2008 as outside compensation consultants to review the competitive level and structure of the Company’s compensation program, the committee changed the formulaic plan for the grant to the Chief Executive Officer as follows: The grant to the Chief Executive Officer was, in total, of a value equal to 175% of the Chief Executive Officer’s 2010 base salary, with 60% of that value in the form of a restricted stock award and 40% of that value in the form of stock options. For executives other than the Chief Executive Officer, the committee utilized the same formulaic plan used in 2009 and 2008 for the grant of equity-based awards. Since the base salaries of the Named Executive Officers were again not increased in 2010, the dollar value of both the restricted stock grants and the options grants for the Named Executive Officers other than the Chief Executive Officer were the same as the 2009 and 2008 grants. The date of grant, as set forth in the committee’s revised written compensation policies and procedures, was the third trading day following the date of release of the Company’s fourth quarter financial results for 2009 (February 16, 2010) and, pursuant to our Incentive Stock Plan, the number of Shares covered by each award was determined by the closing price of our Common Stock on that day (February 16, 2010), which was $6.41. For the Chief Executive Officer, the restricted stock grant was determined by dividing 105% (60% of 175%) of the Chief Executive Officer’s 2010 base salary ($540,750), by $6.41, resulting in a restricted stock grant to Mr. Sredni of 84,360 Shares. The restricted stock awards for the other Named Executive Officers were determined by dividing 54% (60% of 90%) of the executives’ respective 2010 base salaries ($166,860, $155,736, $155,736 and $147,393 for Messrs. Roberts, Fleischman, Stone and Black, respectively), by $6.41, resulting in restricted stock grants to Messrs. Roberts, Fleischman, Stone and Black of 26,031, 24,296, 24,296 and 22,994, respectively. All of these restricted stock grants vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary of the date of grant and include 100% vesting acceleration upon death, disability, retirement and change in control of the Company. If an officer’s employment terminates prior to full vesting (other than by termination by reason of death or disability), he will automatically forfeit, and the Company will reacquire, the unvested restricted Shares for no consideration. The stock option grant to Mr. Sredni created the right to purchase a number of Shares equal to 70% (40% of 175%) of Mr. Sredni’s 2010 base salary ($360,500), divided by 59% of the $6.41 closing price of the Company’s Common Stock on February 16, 2010 (which, pursuant to the Company’s historical estimates, approximated an estimated fair value of the options over their estimated lives equal to those respective dollar amounts), resulting in stock option grants to Mr. Sredni covering 95,322 Shares. For the other Named Executive Officers, the stock option grants created the right to purchase a number of Shares equal to 36% (40% of 90%) of the executives’ respective 2010 base salaries ($111,240 for Mr. Roberts, $103,824 for Mr. Fleischman and Mr. Stone, and $98,262 for Mr. Black), divided by 59% of the $6.41 closing price of the Company’s Common Stock on February 16, 2010, resulting in stock option grants to Messrs. Roberts, Fleischman, Stone and Black covering 29,414, 27,453, 27,453 and 25,982 Shares, respectively. All of these stock options were issued pursuant to the Company’s Incentive Stock Plan at exercise prices equal to the closing price of the Company’s Common Stock on February 16, 2010 ($6.41), will vest 20% on each anniversary of the date of grant (with 100% acceleration of vesting upon death, disability and, generally speaking, change in control of the Company), and will expire ten years from the date of grant.

In 2011, the compensation committee approved a reduced amount of equity-based awards due to the Company’s generally lower results of operations for the fiscal year ended December 31, 2010 as compared to prior years, but, similar to recent prior years, utilized a formulaic plan as follows: Each executive’s 2011 grant, including the Chief Executive Officer’s, was, in total, of a value equal to 50% of the executive’s 2011 base salary as of the date of grant, with 60% of that value in the form of a restricted stock award and 40% of that value in the form of stock options. The date of grant, as set forth in the committee’s written compensation policies and procedures, was the third trading day following the date of release of the Company’s fourth quarter financial results for 2010 (February 15, 2011, counting the date of release as the first trading day) and, pursuant to our Incentive Stock Plan, the number of Shares covered by each award was determined by the closing price of our Common Stock on that day (February 15, 2011), which was $7.11. The restricted stock awards were determined by dividing 30% (60% of 50%) of the executives’ respective 2011 base salaries as of the date of grant ($154,500, $92,700, $86,520, $86,520 and $81,885 for Messrs. Sredni, Roberts, Fleischman, Stone and Black, respectively), by $7.11, resulting in restricted stock grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black of 21,730, 13,038, 12,169, 12,169 and 11,517, respectively. All of these restricted stock grants vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary of the date of grant and include 100% vesting acceleration upon death, disability, retirement and change in control of the Company. If an officer’s employment terminates prior to full vesting (other than by termination by reason of death or disability), he will automatically forfeit, and the Company will reacquire, the unvested restricted Shares for no consideration. The stock option grants created the right to purchase a number of Shares equal to 20% (40% of 50%) of the executives’ respective 2011 base salaries as of the date of grant ($103,000 for Mr. Sredni, $61,800 for Mr. Roberts, $57,680 for each of Mr. Fleischman and Mr. Stone, and $54,590 for Mr. Black), divided by 59% of the $7.11 closing price of the Company’s Common Stock on February 15 (which, pursuant to the Company’s recent historical estimates, approximated an estimated fair value of the options over their estimated lives equal to those respective dollar amounts), resulting in stock option grants to Messrs. Sredni, Roberts, Fleischman, Stone and Black covering 24,554, 14,732, 13,750, 13,750 and 13,013 Shares, respectively. All of these stock options were issued pursuant to the Company’s Incentive Stock Plan at exercise prices equal to the closing price of the Company’s Common Stock on February 15, 2011 ($7.11), will vest 20% on each anniversary of the date of grant (with 100% acceleration of vesting upon death, disability or, generally speaking, change in control of the Company), and will expire ten years from the date of grant.

With respect to our executive officers, we believe that the value of outstanding vested and unvested stock options and restricted stock awards creates adequate long-term performance incentives and a meaningful stake in our business so that their interests are aligned, to a reasonable extent, with the interests of the Company’s shareholders.

Employment Agreements Generally

Generally, the Company does not favor committing to a fixed term of employment (and the typically-related severance obligation if the Company decides to terminate the employment before the fixed term) for any of its executives, or any other senior officers of the Company. Exceptions are usually considered in connection with merger or other business acquisitions by the Company, where committing to a fixed term (with a severance obligation) with certain executives of the acquiree is customary or otherwise reasonably required to ensure transition and employee morale of the acquired company. As described below, the Company entered into an Employment and Management Continuity Agreement with its Chief Executive Officer in connection with the April 20, 2011 Merger Agreement among Monex, the Purchaser and the Company, which will not become effective (if at all) until the Effective Time of the Merger. We believe we need to evaluate our philosophy about fixed-term employment agreements on a periodic basis in light of market factors and other facts and circumstances that appear or develop over time. In addition to the Employment and Management Continuity Agreement entered into with our Chief Executive Officer, we currently use three types of written agreements relating to employment of executives: (1) “management continuity agreements” (which may also be described as change-in-control agreements), discussed below, which apply currently to two executives; (2) “agreements regarding employment” (which contain restrictive covenants and agreements relating to confidential information and non-competition), discussed below, which all Company employees, including executives, are required to sign as a condition to employment; and (3) standard corporate indemnity agreements, which are offered, in the same form and content, to all executive officers and directors.

Employment and Management Continuity Agreement with the Company’s Chief Executive Officer

On April 20, 2011, the Company and the Company’s Chief Executive Officer, Salomon Sredni, entered into an Employment and Management Continuity Agreement (the “Management Continuity Agreement”), pursuant to which Mr. Sredni would be employed as Chief Executive Officer of the Company, would have a position on the Global Management Committee of Monex (which Committee would oversee the Asia, U.S. and E.U. operations of Monex) and would be a member of the Board. The term of the Management Continuity Agreement will commence at the Effective Time of the Merger and end on the three-year anniversary thereof unless extended by mutual agreement between the Company and Mr. Sredni. The terms and provisions of the Management Continuity Agreement are subject to and contingent upon the completion of the transactions contemplated by the Merger Agreement and will not become effective until the Effective Time of the Merger.

Mr. Sredni’s base salary under the Management Continuity Agreement is $600,000 per year, subject to increase in the discretion of the compensation committee of the Board of Directors of Monex. Mr. Sredni would be eligible to earn a target annual cash bonus for each fiscal year of Monex after the effective time of the Merger (beginning with the fiscal year ending March 31, 2012) of up to 75% of his annual base salary then in effect, based on the Company achieving certain annual net revenue and net income targets to be reviewed, and the amount of such annual bonus to be finally determined, by the compensation committee of the Board of Directors of Monex. Promptly following the Effective Time of the Merger, Mr. Sredni will be awarded a one-time grant of phantom stock of Monex, with a grant date value equal to U.S. $1.5 million based on the closing price of Monex common stock on the grant date. That phantom stock grant will be payable in cash and will vest 50% on each of the three- and six-year anniversaries of the grant date so long as Mr. Sredni continues to be employed with the Company at each such vesting date. Within seven days following each vesting date, Mr. Sredni would receive a cash amount equal to the sum of (i) the product of (x) U.S. $750,000 and (y) the quotient of (A) the per share closing price of one share of Monex common stock on the applicable vesting date divided by (B) the closing price of Monex common stock on the grant date, plus (ii) an amount equal to all dividends paid by Monex on its common stock during the vesting period with respect to a number of shares of Monex common stock equal to $750,000 divided by the closing price of Monex common stock on the grant date. Mr. Sredni will be granted additional phantom stock awards for each 12-month period during which he is employed under the Management Continuity Agreement with each award having a grant date value equal to 100% of Mr. Sredni’s then annual base salary based on the closing price of Monex common stock on the applicable grant date. Each of these annual phantom stock grants will be payable in cash and will vest 25% on each of the two-, three-, four- and five-year anniversaries of their respective grant dates. Within seven days following each vesting date, Mr. Sredni would receive a cash amount equal to the sum of (i) the product of (x) 25% of the grant date value of the applicable phantom stock award and (y) the quotient of (A) the per share closing price of one share of Monex common stock on the applicable vesting date divided by (B) the closing price of Monex common stock on the applicable grant date, plus (ii) an amount equal to all dividends paid by Monex on its common stock during the vesting period with respect to a number of shares of Monex common stock equal to 25% of the aggregate grant date value of the applicable phantom stock award divided by the closing price of Monex common stock on the applicable grant date.

In the event Mr. Sredni’s employment under the Management Continuity Agreement is terminated by the Company without cause (as defined in the Management Continuity Agreement) or by Mr. Sredni for good reason (as defined in the Management Continuity Agreement), then Mr. Sredni would be entitled to: (i) all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses; (ii) a lump sum equal to the greater of (x) the “highest base salary” (as defined in the Management Continuity Agreement) that would have been paid for the period beginning on the termination date and ending on the last day of the term of the Management Continuity Agreement (the “Remaining Term”) or (y) an amount of separation pay equal to the sum of (x) five weeks of his annual salary plus (y) two weeks for each year of completed service of his annual salary (which formula is consistent with the terms of the Company’s current separation pay guidelines); (iii) all health insurance premiums paid by the Company for continued health coverage for Mr. Sredni and his spouse and dependents consistent with the provisions of COBRA for a period equal to the longer of (x) the Remaining Term or (y) the number of weeks equal to five weeks plus two weeks for each year of completed service; (iv) a prorated amount of the annual cash bonus that Mr. Sredni would have received for the fiscal year in which the date of termination occurs depending upon the Company’s achievement of the relevant performance criteria, based on the number of days he is employed by the Company during that fiscal year; and (v) immediate vesting of all unvested phantom stock grants that are outstanding as of the termination date. If Mr. Sredni’s employment under the Management Continuity Agreement is terminated due to his death or permanent disability, then Mr. Sredni or his estate would be entitled to: (i) all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses; (ii) a lump sum equal to the sum of (x) five weeks of his annual salary plus (y) two weeks for each year of completed service of his annual salary; (iii) a prorated amount of Mr. Sredni’s target annual cash bonus (i.e., 75% of his then base salary) for the fiscal year in which the date of termination occurs, based on the number of days employed by the Company during that fiscal year; and (iv) immediate vesting of the one-time, $1.5 million phantom stock grant described above. Generally, if the Company terminates Mr. Sredni’s employment under the Management Continuity Agreement for cause or if Mr. Sredni terminates his employment without good reason, then Mr. Sredni would be entitled to all accrued but unpaid base salary, vacation or sick pay, earned or declared but unpaid annual bonus for any complete fiscal year and any unreimbursed business expenses. However, if the Company terminates Mr. Sredni’s employment under the Management Continuity Agreement with cause or if Mr. Sredni terminates his employment without good reason within one year following a change in control (as defined in the Management Continuity Agreement, which definition does not include the Merger), then Mr. Sredni would be entitled to the same benefits as if his employment was terminated by the Company without cause or by Mr. Sredni for good reason.

Other Management Continuity Agreements (Change-in-Control Agreements)

In December 2005, the Company entered into a management continuity agreement with two of its current executive officers—David Fleischman and Marc Stone. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control (which will occur upon consummation of the Offer), in an amount equal to up to two years of the executive’s annual cash compensation and health insurance premiums (currently, in the aggregate for Mr. Fleischman and Mr. Stone, $1,029,132, which represents $514,566 for each of Mr. Fleischman and Mr. Stone). The severance payments are to be made following the change in control provided that the executive continues his employment for the 90-day period following the change in control and is not, prior to the end of such 90-day period, terminated for cause and does not resign without good reason (as those terms are discussed in more detail in the agreements). The management continuity agreements do not commit the Company to retain any executive’s services for any fixed period of time, and do not provide for severance payments unless the Company undergoes a change in control. The compensation committee’s rationale for providing these agreements to these executives is that it believes them to be in the best interests of the Company and its shareholders to assure that the Company will have the continued

dedication of these executives through the transition period, should there be a change in control, and that it is imperative to diminish the distraction of these executives by virtue of the personal uncertainties that would arise should there be a change in control (as the positions held by these executives are often, if not typically, considered redundant after a change in control). Overall, the committee has determined that these management continuity agreements are consistent with the types of agreements offered by other companies and are important retention tools for these executives.

Agreements Regarding Employment (Non-Disclosure/Non-Solicitation/Non-Competition)

Virtually all employees, including all executive officers, have entered into agreements with the Company which contain certain non-competition, non-disclosure and non-solicitation restrictions and covenants, including a provision prohibiting such employees from competing with the Company during their employment with us and for a period of two years thereafter. If, after leaving the Company’s employ, any employee is presented with an offer of employment or other opportunity that is competitive with the Company’s business prior to the end of the two-year non-compete period, and the Company exercises its contractual right not to waive the non-compete restriction, the Company is required to pay the employee an amount equal to one-half the employee’s cash compensation over the remainder of the two-year period as additional, specific consideration for the non-compete. The Company believes it is important to the protection of its intellectual property and confidential information and know-how that each employee, including each executive, sign this agreement as a condition to employment, and that the payment for the non-compete is both fair in those circumstances and, in our view, supports the enforceability of the non-compete. The Company believes that its non-compete agreement is consistent with those implemented by companies that have products or services focused on valuable, proprietary software technology.

Stock Option Grants, Restricted Stock Awards and Performance Share Awards

Pursuant to our Incentive Stock Plan, officers, employees and non-employee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units. Until 2010, stock options (granted beginning in 1996) and restricted stock awards (granted beginning in 2007) were the only types of awards that have ever been issued under the plan. Beginning in February 2010, the Company began awarding performance shares to its employees. As of December 31, 2010, 5,714,314 Shares have been issued pursuant to options exercised under the plan, 825,699 Shares have been issued pursuant to restricted stock awards under the plan (net of restricted stock awards that have been issued under the plan and subsequently cancelled), options to purchase 2,664,669 Shares were outstanding under the plan, 144,433 performance shares were outstanding under the plan, and 2,650,885 Shares remained available for issuance of future awards under the plan.

As described earlier, this plan is administered by the compensation committee, which is authorized to determine, among other things, the employees to whom, and the times at which, options, restricted stock, performance shares and other awards are to be granted, the number of Shares subject to each option, restricted stock or performance share award, the applicable vesting schedule, and, for options, the exercise price (provided that, for incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Common Stock on the date of grant). Fair market value is defined as the closing price on the date of grant or the closing price on the next trading day if the Company’s Common Stock was not traded on the date of grant. The committee also determines the treatment to be afforded with respect to awards held by a participant in the plan in the event of termination of employment for any reason, including death, disability or retirement, or if there is a change in control. All restricted stock awards granted to Messrs. Sredni, Roberts, Fleischman, Stone and Black vest automatically upon retirement (except with respect to 152,439 Shares granted to Mr. Sredni on February 20, 2007 and 9,868 Shares granted to Mr. Roberts on July 24, 2007), and all outstanding options and restricted stock awards granted to Messrs. Sredni, Roberts, Fleischman, Stone and Black vest automatically upon death, disability or a change in control (except that Mr. Black’s options vest in the circumstance of a change in control only if he is terminated without cause within one year following the change in control). For all other employees, accelerated vesting of all unvested options and performance shares will occur if the Company undergoes a change in control and the optionee’s employment is terminated by the Company (or its successor) without cause within one year following the change in control. Under the plan, the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years. Also, subject to the acceleration provisions described above, under the plan performance shares cannot vest before the three-year anniversary of the date of grant. With respect to restricted stock awards, subject to a limited exception, no vesting (other than the accelerated vesting described above) may occur until at least the third anniversary of the date of grant if vesting is not based on a performance formula.

The compensation committee may delegate to the CEO the authority to grant options or performance shares under the Incentive Stock Plan to employees (other than officers) of the Company identified by the CEO. No such authority is currently delegated to the CEO, and there is no plan to delegate such authority at any later date. The Board has the power to amend the Incentive Stock Plan from time to time. Shareholder approval of a material amendment is generally required.

Pursuant to the Company’s written compensation policies and procedures, which formalize many of the practices that have been used by the Company over the years, stock-based grants may be made within one of the following six categories: (1) Company-wide annual grants to reward performance for the year ended and to create additional performance incentive for future years; (2) the hiring of a senior, professional or similar type of employee (such as an officer, department head or experienced product development employee); (3) a promotion to a senior position that would normally receive options upon hiring; (4) to key executives and other employees of another company in connection with the acquisition by us of such other company; (5) to a consultant who or which will provide special or follow-up services to the Company as part of a larger transaction involving that consultant or that consultant’s affiliate(s), or to consultants engaged from time to time to perform valuable services to the Company; and (6) special circumstances, meaning a grant that does not fall into any of the five categories described above, but which the compensation committee determines would be in the best interests of the Company.

Annual grants, beginning with the annual grant that followed the end of the 2006 year, were granted on the third Friday of the January immediately following the year end. Beginning in 2010, annual grants are granted on the third trading day following the date of release of the Company’s fourth quarter financial results for the prior year. Hiring and promotion grants, or grants to consultants not made as part of a larger transaction, are to be made on the date of hire or promotion, or engagement, if the grant has been approved by the compensation committee prior to the hire, promotion or engagement date. If compensation committee approval has not been obtained on or prior to the hire, promotion or engagement date, the grant will be submitted to the compensation committee for approval at a meeting held the same day as the Board and audit committee meetings which are generally held one or two days prior to the Company’s quarterly earnings release (and which, generally, are all scheduled the prior year). Grants made in connection with an acquisition or other transaction are to be made the date of closing or other consummation of the acquisition or transaction (unless the terms of the acquisition or other transaction specify a later date). All of the foregoing grants are considered by the Company to be “predetermined date grants,” as certain fixed and objective dates or events are determined, in advance, to be the grant date, without discretion to choose a different date at or near the time of the grant. All other grants (that is, grants that are not predetermined date grants) are to be granted the date approved by the compensation committee, except none of such other grants are to be made at a time the Company is in possession of material, non-public information (positive or negative). If such a grant is approved at a time that material non-public information exists, the date of grant will be the second trading day following the release of such material, non-public information.

Annual grants to non-executive employees, as has been the case historically, are generally determined by a pre-set formula that determines the number of options or performance shares granted based upon salary level or supervisory level (from a minimum of zero options or performance shares to a fixed maximum number determined each year by the committee) and employment performance rating for the year (which determines whether the employee receives the minimum or maximum number or some number in-between). The compensation committee, at the suggestion or recommendation of the CEO, has the authority to approve individual annual grants that deviate from the formula made by the CEO, but such deviations have typically been minor. The terms of all other grants are at the discretion of the committee and are usually determined based on recommendations from the CEO.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan, also called our ESPP, provides for the issuance of a maximum of 500,000 Shares pursuant to the exercise of nontransferable options granted to participating employees. The ESPP is administered by the compensation committee. The ESPP, given its size (in the aggregate and per employee, per plan period), is generally viewed as a plan geared more to non-executive employees (although executives may participate). We believe the ESPP is an effective way to motivate the employees’ long-term performance and to align their interests to a reasonable extent with the interests of the Company’s shareholders.

All employees whose customary employment is more than 20 hours per week and more than five months in any calendar year and who have completed at least three months of employment are eligible to participate in the ESPP. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock, and the nonemployee directors, may not participate in the ESPP. To participate in the ESPP, an employee must authorize us in advance to deduct an amount (not less than one percent or more than ten percent of a participant’s total cash compensation) from his or her pay during six-month periods (each, a “Plan Period”). The maximum number of Shares an employee may purchase in any Plan Period is 500 Shares.

Through December 31, 2005, the per Share exercise price for the option for each Plan Period was 85% of the lower of the market price of the Common Stock on the first and last business day of the Plan Period. Effective with the offering period beginning January 3, 2006, the ESPP was amended so that the per Share exercise price for the options for each Plan Period is equal to 85% of the market price of the Company’s Common Stock on the exercise date (i.e., the last day of the six-month Plan Period). If an employee is not a participant on the last day of the Plan Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions is refunded. An employee’s rights under the ESPP terminate upon his or her voluntary withdrawal from the ESPP or upon termination of employment. The first Plan Period (giving effect to the assumption of the predecessor company’s plan) began January 1, 1998. During the years ended December 31, 2010, 2009 and 2008, 17,492, 29,114 and 20,985, Shares, respectively, were issued under the plan at average prices of $6.42, $6.25 and $10.04, respectively. As of December 31, 2010, there were 157,273 Shares available for issuance under the ESPP.

The Board has the power to amend or terminate the ESPP. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the ESPP’s status as a protected plan under applicable securities laws or as a qualified plan under applicable tax laws, or by NASDAQ Marketplace Rule 5635(c).

Benefit Programs

We offer basic health, welfare and retirement programs to all employees. The benefit programs for executives are the same that are available to all regular, full-time employees of the Company. The benefit programs include medical, life and accidental death and dismemberment insurance, an employee assistance program, and flexible spending accounts. Dental, vision, short-term and long-term disability, and dependent and premium health insurance alternatives are also offered, but are not paid for by the Company.

We also have a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation, subject to the annual limit set by the Internal Revenue Service. Company contributions, if any, are vested 20% for each year of service. For the years ended December 31, 2010, 2009 and 2008, Company contributions accrued under this plan were approximately $203,000, $373,000 and $337,000, respectively.

Compensation Committee Interlocks and Insider Participation

We formed the compensation committee of the Board in December 2000, at which time two independent directors were appointed as members. During 2010, Charles F. Wright, Denise Dickins and Nathan D. Leight, each of whom is an independent director, served on the compensation committee. The compensation (including salaries, bonuses, stock awards and stock options) of the Company’s executive officers for 2010 was determined by the compensation committee. No member of the compensation committee was an officer or employee of the Company during 2010, was formerly an officer of the Company, or was a party to any transaction with the Company since the beginning of 2010, or is a party to any currently proposed transaction with the Company, requiring disclosure under Item 404 of Regulation S-K.

Compensation Committee Report

The compensation committee is composed entirely of “independent directors” as determined by the Board in accordance with the listing standards of the NASDAQ Stock Market.

The Board has adopted a written compensation committee charter, which is reviewed each year. The charter is available in the “Investor Relations” section of www.tradestation.com.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussions referred to above, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the Compensation Committee of the Board.

Charles F. Wright, Chairman

Denise Dickins

Nathan D. Leight

Executive Compensation Tables

The following tables provide information about executive compensation.

2010 SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to all compensation paid or earned for services rendered to us in the three years ended December 31, 2010 by our Named Executive Officers. We did not have a pension plan or a long-term incentive plan, and had not granted any stock appreciation rights, as of December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Salomon Sredni Chief Executive Officer and President	2010	515,000	—	540,748	362,300	23,691	1,441,739
	2009	515,000	—	278,097	185,207	19,330	997,634
	2008	515,000	151,281	278,100	180,043	24,512	1,148,936

John Roberts Chief Operating Officer	2010	309,000	—	166,859	111,796	6,724	594,379
	2009	309,000	15,450	166,857	111,123	9,970	612,400
	2008	309,000	94,245	166,858	108,023	9,470	687,596

David H. Fleischman	2010	288,400	—	155,737	104,343	6,724	555,204
Chief Financial	2009	288,400	17,500	155,732	103,714	9,970	575,316
Officer, Vice President of Finance and Treasurer	2008	288,400	87,962	155,735	100,820	9,470	642,387

T. Keith Black	2010	272,950	—	147,392	98,752	6,241	525,335
Vice President of	2009	272,950	8,500	147,389	98,159	6,273	533,271
Product Development, TradeStation Technologies	2008	272,950	72,331	147,387	95,419	8,134	596,221

Marc J. Stone	2010	288,400	—	155,737	104,343	6,724	555,204
Vice President of	2009	288,400	12,500	155,732	103,714	9,970	570,316
Corporate Development, General Counsel and Secretary	2008	288,400	76,426	155,735	100,820	9,470	630,851

(1)	Represents bonus earned during the year but paid in subsequent year.
(2)	The amounts set forth in this column represent the aggregate grant date fair value of awards made during each of the fiscal years ended December 31, 2010, 2009 and 2008 in accordance with the Compensation—Stock Compensation topic of the Financial Accounting Standards Board Accounting Standards Codification. Assumptions used in the calculation of these amounts are included in Note 10, Stock-Based Compensation, to the audited consolidated financial statements included in our Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 11, 2011.
(3)	All other compensation includes 401(k) plan Company matching contributions on behalf of the Named Executive Officer earned during the year but paid in the subsequent year and benefits paid for health insurance. For Salomon Sredni, all other compensation also includes amounts paid for a business club membership and related events.

2010 GRANTS OF PLAN-BASED AWARDS

The following table summarizes the options and restricted Shares that were granted and issued during the fiscal year ended December 31, 2010 (which related to 2009 performance) to the Named Executive Officers.

Name	Grant Date	All Other Stock Awards: Number of Shares Of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Stock And Option Awards ($) (4)
Salomon Sredni	2/16/2010	—	95,322	6.41	362,300
	2/16/2010	84,360	—	NA	540,748

John Roberts	2/16/2010	—	29,414	6.41	111,797
	2/16/2010	26,031	—	NA	166,859

David H. Fleischman	2/16/2010	—	27,453	6.41	104,343
	2/16/2010	24,296	—	NA	155,737

T. Keith Black	2/16/2010	—	25,982	6.41	98,752
	2/16/2010	22,994	—	NA	147,392

Marc J. Stone	2/16/2010	—	27,453	6.41	104,343
	2/16/2010	24,296	—	NA	155,737

(1)	These restricted stock awards were granted under our Incentive Stock Plan. The restricted stock awards vest 50% on the third anniversary of the date of grant and 100% on the sixth anniversary and vest 100% upon retirement, death, disability and change in control of the Company. All of the restricted Shares include voting rights. If an officer’s employment terminates prior to full vesting (other than termination by reason of death or disability or following a change in control or, in some cases, retirement), he will automatically forfeit, and the Company will reacquire, the unvested Shares for no consideration.
(2)	These options were granted under our Incentive Stock Plan and vest and become exercisable ratably, subject to acceleration of vesting under certain circumstances, on an annual basis over five years, beginning on the first anniversary of the date of grant, and have a term of ten years from the grant date.
(3)	All options were granted at “fair market value” defined as the closing price of the Company’s Common Stock on the date of grant or the closing price on the next trading date if Shares were not traded on the date of grant.
(4)	The grant date fair value of the 2010 option grants was determined by multiplying the number of options granted by a fair value per Share of $3.8008. Assumptions used in the calculation of fair value per Share are included in Note 10, Stock Based Compensation, to the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 11, 2011. The grant date fair value of the 2010 restricted stock awards was determined by multiplying the number of restricted Shares granted by a fair value per Share of $6.41. The fair value per Share of the restricted stock was the closing price of the Company’s Common Stock on the date of grant.

In February 2011, options to purchase an aggregate of 79,799 Shares and 70,623 restricted Shares of Common Stock were granted and issued to the Named Executive Officers for performance during the 2010 fiscal year. The options and restricted Shares were granted and issued under the Incentive Stock Plan. The options vest ratably over five years and the restricted Shares vest 50% at the third anniversary of the date of issuance and the balance vest at the sixth anniversary. Vesting of the restricted Shares accelerates 100% in the event of the officer’s death, disability, retirement or following a change in control. Vesting of the options accelerates 100% in the event of the officer’s death, disability or, generally speaking, following a change in control (except in the case of Mr. Black, whose options accelerate only if he is terminated without cause within twelve months of a change in control).

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

The following table summarizes the outstanding equity awards to the Named Executive Officers as of December 31, 2010.

		Option Awards				Stock Awards
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Salomon Sredni	2002	73,123	—	1.47	1/28/2012	—	—
	2002	30,000	—	1.39	12/24/2012	—	—
	2003	200,000	—	9.03	12/30/2013	—	—
	2005	100,000	—	7.11	1/3/2015	—	—
	2006	50,000	—	15.54	1/13/2016	—	—
	2007	50,000	—	12.43	1/19/2017	—	—
	2007	—	—	—	—	60,975	411,581	(3)
	2008	10,307	15,462	11.42	1/18/2018	—	—
	2008	—	—	—	—	24,352	164,376	(5)
	2009	10,534	42,140	5.77	1/16/2019	—	—
	2009	—	—	—	—	48,197	325,330	(6)
	2010	—	95,322	6.41	2/16/2020	—	—
	2010	—	—	—	—	84,360	569,430	(8)

	Total	523,964	152,924			217,884	1,470,717

John Roberts	2007	21,000	14,000	11.40	7/24/2017	—	—
	2007	—	—	—	—	3,946	26,636	(7)
	2008	6,184	9,277	11.42	1/18/2018	—	—
	2008	—	—	—	—	14,611	98,624	(5)
	2009	6,320	25,284	5.77	1/16/2019	—	—
	2009	—	—	—	—	28,918	195,197	(6)
	2010	—	29,414	6.41	2/16/2020	—	—
	2010	—	—	—	—	26,031	175,709	(8)

	Total	33,504	77,975			73,506	496,166

David H. Fleischman	2002	40,000	—	1.47	1/28/2012	—	—
	2002	20,000	—	1.39	12/24/2012	—	—
	2003	20,000	—	9.03	12/30/2013	—	—
	2005	16,000	—	7.11	1/03/2015	—	—
	2006	10,000	—	15.54	1/13/2016	—	—
	2007	10,000	—	12.43	1/19/2017	—	—
	2007	6,000	4,000	13.12	2/20/2017	—	—
	2007	—	—	—	—	6,963	47,000	(4)
	2008	5,772	8,658	11.42	1/18/2018	—	—
	2008	—	—	—	—	13,637	92,050	(5)
	2009	5,899	23,598	5.77	1/16/2019	—	—
	2009	—	—	—	—	26,990	182,183	(6)
	2010	—	27,453	6.41	2/16/2020	—	—
	2010	—	—	—	—	24,296	163,998	(8)

	Total	133,671	63,709			71,886	485,231

		Option Awards				Stock Awards
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
T. Keith Black	2002	3,000	—	1.39	12/24/2012	—	—
	2003	20,000	—	9.03	12/30/2013	—	—
	2005	12,000	—	7.11	1/03/2015	—	—
	2006	8,000	2,000	15.54	1/13/2016	—	—
	2007	6,000	4,000	12.43	1/19/2017	—	—
	2007	18,000	12,000	13.12	2/20/2017	—	—
	2007	—	—	—	—	6,963	47,000	(4)
	2008	5,462	8,195	11.42	1/18/2018	—	—
	2008	—	—	—	—	12,906	87,115	(5)
	2009	5,583	22,334	5.77	1/16/2019	—	—
	2009	—	—	—	—	25,544	172,422	(6)
	2010	—	25,982	6.41	2/16/2020	—	—
	2010	—	—	—	—	22,994	155,210	(8)

	Total	78,045	74,511			68,407	461,747

Marc J. Stone	2002	3,000	—	1.39	12/24/2012	—	—
	2003	8,000	—	9.03	12/30/2013	—	—
	2005	9,600	—	7.11	1/03/2015	—	—
	2006	10,000	—	15.54	1/13/2016	—	—
	2007	10,000	—	12.43	1/19/2017	—	—
	2007	6,000	4,000	13.12	2/20/2017	—	—
	2007	—	—	—	—	6,963	47,000	(4)
	2008	5,772	8,658	11.42	1/18/2018	—	—
	2008	—	—	—	—	13,637	92,050	(5)
	2009	5,899	23,598	5.77	1/16/2019	—	—
	2009	—	—	—	—	26,990	182,183	(6)
	2010	—	27,453	6.41	2/16/2020	—	—
	2010	—	—	—	—	24,296	163,998	(8)

	Total	58,271	63,709			71,886	485,231

(1)	These options were granted under our Incentive Stock Plan and vest and become exercisable ratably, subject to acceleration of vesting under certain circumstances, on an annual basis over five years, beginning on the first anniversary of the date of grant, and have a term of ten years from the grant date. Certain stock options granted prior to February 2007 to Messrs. Sredni, Fleischman and Stone contained a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz fell below 25%. The aggregate beneficial ownership of William Cruz and Ralph Cruz fell below this threshold in April 2008 resulting in these options becoming fully exercisable.
(2)	Market value is based on the $6.75 closing price of the Company’s Common Stock on December 31, 2010.
(3)	On February 20, 2007, Mr. Sredni was granted a restricted stock award of 152,439 Shares, which Shares vest ratably over a five-year period, 20% on each anniversary of the date of grant.
(4)	These restricted stock grants were made on July 27, 2007 and they vest 50% on the third anniversary of the date of grant, with 100% vesting on the sixth anniversary of the date of grant.
(5)	These restricted stock grants were made on January 18, 2008 and they vest 50% on the third anniversary of the date of grant, with 100% vesting on the sixth anniversary of the date of grant.
(6)	These restricted stock grants were made on January 16, 2009 and they vest 50% on the third anniversary of the date of grant, with 100% vesting on the sixth anniversary of the date of grant.

(7)	On July 24, 2007, Mr. Roberts was granted a restricted stock award of 9,868 Shares, which Shares vest ratably over a five-year period, 20% on each anniversary of the date of grant.
(8)	These restricted stock grants were made on February 16, 2010 and they vest 50% on the third anniversary of the date of grant, with 100% vesting on the sixth anniversary of the date of grant.

2010 OPTION EXERCISES AND STOCK VESTED

The following table summarizes exercise of stock options and the restricted stock that vested for the Named Executive Officers during the fiscal year ended December 31, 2010.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Salomon Sredni	—	—		30,488	214,331	(2)

John Roberts	—	—		1,974	12,160	(3)

David H. Fleischman	15,000	45,152	(1)	6,964	44,848	(4)

T. Keith Black	—	—		6,964	44,848	(4)

Marc J. Stone	—	—		6,964	44,848	(4)

(1)	Amount represents the number of Shares exercised multiplied by the difference between the market price of the underlying securities at exercise and the exercise price of the options.
(2)	Amount represents the number of Shares vested multiplied by $7.03, the closing price of the Company’s Common Stock on February 19, 2010, which was the date on which the Shares vested.
(3)	Amount represents the number of Shares vested multiplied by $6.16, the closing price of the Company’s Common Stock on July 23, 2010, which was the date on which the Shares vested.
(4)	Amount represents the number of Shares vested multiplied by $6.44, the closing price of the Company’s Common Stock on July 27, 2010, which was the date on which the Shares vested.

GOLDEN PARACHUTE COMPENSATION TABLE

The following table sets forth, with respect to each Named Executive Officer, (a) the aggregate dollar value of cash severance payments, if any, related to the transactions contemplated by the Merger Agreement; (b) the aggregate dollar value of (i) restricted stock awards and in-the-money option awards for which vesting may be accelerated as a result of the transactions contemplated by the Merger Agreement, and (ii) payments in cancellation of restricted stock awards and option awards as a result of the transactions contemplated by the Merger Agreement; (c) the aggregate dollar value of health care benefits, if any, related to the transactions contemplated by the Merger Agreement; (d) the aggregate dollar value of other compensation, if any, that is based on or otherwise relates to the transactions contemplated by the Merger Agreement that are not set forth elsewhere in the table; and (e) the aggregate dollar value of the sum of all amounts reported in the table for each such person. The amounts set forth in the table were calculated (i) based upon, and assuming that, the transactions contemplated by the Merger Agreement close on (and the below amounts are paid as of) June 7, 2011, and (ii) based upon the fixed $9.75 per share Offer Price.

Name	Cash ($)	Equity ($) (1)	Perquisites/ Benefits ($)	Other ($)	Total ($)
Salomon Sredni	—	5,085,110	—	—	5,085,110

John Roberts	—	1,164,463	—	—	1,164,463

David H. Fleischman (2)	505,688	1,687,866	8,878	—	2,202,432

T. Keith Black	—	1,153,692	—	—	1,153,692

Marc J. Stone (2)	505,688	1,097,445	8,878	—	1,612,011

(1)	Except as otherwise described in other footnotes to this table, the vesting of all unvested restricted stock awards and unvested in-the-money option awards will accelerate automatically as a result of the transactions contemplated by the Merger Agreement.

The following table summarizes for each Named Executive Officer the dollar value of (i) restricted stock awards for which vesting may be accelerated, (ii) in-the-money option awards for which vesting may be accelerated, (iii) payments in cancellation of restricted stock awards and in-the-money option awards for which vesting may be accelerated and (iv) payments in cancellation of currently vested restricted stock awards, in-the-money option awards and performance share awards:

Name	Accelerated Vesting of Restricted Stock Awards ($)	Accelerated Vesting of In-the-Money Option Awards ($)	Total (Payments in Cancellation of Restricted Stock Awards and Option Awards With Accelerated Vesting) ($)	Payments in Cancellation of Currently Vested Restricted Stock Awards, Option Awards and Performance Share Awards ($)
Salomon Sredni	1,920,263	445,312	2,365,575	2,719,535
John Roberts	772,571	192,959	965,530	198,933
David H. Fleischman	753,051	180,095	933,146	754,720
T. Keith Black	716,342	170,449	886,791	266,901
Marc J. Stone	753,051	180,095	933,146	164,299

(2)

The aggregate dollar value of cash severance payments represent 24 months of base salary as currently in effect minus 90 days of such base salary, based on the current annual salary of each of Messrs. Fleischman and Stone in the amount of $288,400 per year. Perquisites/Benefits represents the aggregate dollar value of health care benefits under the Consolidated Omnibus Budget Reconciliations Act of 1985, as amended (COBRA), based upon premiums per individual in the amount of $369.92 per month for 24 months. The aggregate dollar value of cash severance payments and health care benefits set forth in the table for each of

Messrs. Fleischman and Stone (each, an “executive”) are payable in the event that either: (a) the Company and the executive have not entered into an employment agreement acceptable to the executive during the 90 day period following a change in control and the executive’s employment has not been terminated by the Company for “cause” or by the executive without “good reason” (as each such term is defined in the management continuity agreements between the Company and each executive) during such 90 day period; or (b) during the 90 day period following a change in control, the Company terminates the executive’s employment without “cause” or the executive terminates his employment for “good reason.” The severance payments are payable in cash by the Company in one lump sum. The health care premiums would be payable by the Company as incurred by the executive.

ANNEX II

April 20, 2011

The Board of Directors

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of TradeStation Group, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Monex Group Inc. (the “Acquiror”) and a subsidiary of Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $9.75 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock that are (i) owned by Acquiror, Acquisition Sub or the Company (as treasury stock or otherwise, other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or shares held in satisfaction of a debt previously contracted) or any direct or indirect wholly-owned subsidiary of Acquiror or Acquisition Sub, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) owned by a direct or indirect wholly-owned subsidiary of the Company, which will survive the Transaction as common stock of the surviving entity or (iii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated April 20, 2011 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a portion of which became payable on delivery of this opinion and the balance of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror and their respective affiliates, for which we and our affiliates have received customary compensation. Such services during such period have included providing cash management, custody and collateral management and clearing services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9 filed by the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC